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As confidentially submitted to the U.S. Securities and Exchange Commission on February 4, 2022

This draft registration statement has not been publicly filed with the U.S. Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

New PubCo Renewable Power Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	4931	87-4650748
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

200 West Street New York, NY 10282 (212) 902-8890

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of registrant’s principal executive offices)

Jon Yoder

President and Chief Executive Officer 200 West Street New York, NY 10282 (212) 902-8890

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams Sarah K. Morgan Vinson & Elkins L.L.P. 1001 Fannin Street Houston, TX 77002 (713) 758-2222	Gregory P. Rodgers Brittany D. Ruiz Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share		$		$

(1)	Includes shares that may be purchased by the underwriters upon exercise of their option to purchase additional shares of common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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The information contained in this preliminary prospectus is not complete and may be changed. No securities may be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2022

                    Shares

New PubCo Renewable Power Inc.

Common Stock

This is an initial public offering of                 shares of common stock of New PubCo Renewable Power Inc.

Prior to this offering, there has been no public market for shares of our common stock. It is currently estimated that the initial public offering price per share will be between $        and $        . We intend to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “    ”.

See “Risk Factors” beginning on page 24 to read about risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting (Conflicts of Interest)” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than                    shares of common stock, the underwriters have a 30-day option to purchase up to an additional                    shares of common stock from us at the public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock against payment therefor on or about                    , 2022.

Goldman Sachs & Co. LLC

Prospectus dated                , 2022

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Prospectus

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please see “Risk Factors” and “Cautionary Language Regarding Forward-Looking Statements.”

Through and including                     , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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BASIS OF PRESENTATION

Unless otherwise indicated, the historical financial and operating information presented in this prospectus is that of Goldman Sachs Renewable Power LLC, our “predecessor” for financial reporting purposes, and its subsidiaries. Prior to the closing of this offering, Goldman Sachs Renewable Power LLC will become a wholly owned subsidiary of New PubCo Renewable Power Inc., a newly incorporated Delaware corporation formed for the purpose of effectuating this offering and the transactions related thereto.

All existing holders of limited liability company interests of Goldman Sachs Renewable Power LLC will become holders of shares of common stock of New PubCo Renewable Power Inc., as described under the heading “Internalization Transaction and Corporate Reorganization.” In this prospectus, we refer to the merger of a wholly owned subsidiary of New PubCo into Goldman Sachs Renewable Power LLC, with Goldman Sachs Renewable Power LLC surviving such merger, as the “Merger”, to the exchange by an affiliate of GSAM (as defined herein) of an incentive allocation in the nature of a profits interest in OpCo (as defined herein) for shares of common stock of New PubCo Renewable Power Inc. in connection with the Merger as the “Special Interest Exchange”, and to the Merger and Special Interest Exchange and all related transactions as the “Corporate Reorganization”. We expect that the Corporate Reorganization will not have a material effect on our consolidated financial statements.

Unless otherwise indicated, references in this prospectus to our financial information on a “pro forma basis” refer to the historical financial information of Goldman Sachs Renewable Power LLC, as adjusted to give pro forma effect to (i) the Internalization Transaction (as defined herein), (ii) the Corporate Reorganization and (iii) this offering and the application of the net proceeds from this offering as if they had been completed as of as of January 1, 2021, in the case of statement of operations data, or December 31, 2021, in the case of balance sheet data.

For historical non-controlling interests associated with OpCo (as defined herein), net income is allocated in the consolidated statements of members’ equity first in an amount equal to the OpCo Incentive Allocation (as defined herein) held by GSAM that is earned during the reporting period, with the remaining income allocated using the profit and loss percentages contained in the OpCo LLC agreement (as defined herein). The non-controlling interest associated with OpCo is expected to be eliminated in connection with the Corporate Reorganization. For additional information regarding the OpCo Incentive Allocation and the transactions pursuant to which it is expected to be eliminated, see the section of this prospectus titled “Internalization Transaction and Corporate Reorganization.”

The financial information and certain other information presented in this prospectus have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in certain tables in this prospectus. In addition, certain percentages presented in this prospectus reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

MARKET AND INDUSTRY DATA

Certain market and industry data and forecasts used in this prospectus have been obtained from the following independent industry publications or reports: BloombergNEF, RE100, S&P Global Market Intelligence, Solar Energy Industries Association, Target Sustainability Strategy and Wood Mackenzie.

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Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of publicly available industry publications, our internal research and our knowledge of the markets in which we currently, and will in the future, operate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. Statements as to our market position are based on market data currently available to us, as well as management’s estimates and assumptions regarding the size of our markets within our industry. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Language Regarding Forward-Looking Statements” in this prospectus. Neither we nor the underwriters can guarantee the accuracy or completeness of such information contained in this prospectus.

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

CERTAIN DEFINITIONS

As used in this prospectus, unless the context otherwise requires the terms “we,” “us,” “our,” the “company” and like terms refer (i) prior to the Corporate Reorganization, to Goldman Sachs Renewable Power LLC, our predecessor for financial reporting purposes, and (ii) subsequent to the Corporate Reorganization, to New PubCo, of which Goldman Sachs Renewable Power LLC will at such time be a wholly owned subsidiary. In addition, the terms below that are used frequently in this prospectus have the following meanings:

•	“BNEF” refers to the BloombergNEF;

•

“C&I” refers to commercial and industrial solar energy and energy storage projects with a generating capacity of between one and fifty megawatts which can either serve our customers on-site (also referred to as “behind the meter”) or deliver electricity to the grid. C&I is also referred to throughout this prospectus as “distributed generation” and “middle-market”;

•	“CAISO” refers to California Independent System Operator;

•	“CCA” refers to a community choice aggregation program;

•	“CCGT” refers to combined cycle gas turbines;

•	“CCUS” refers to carbon capture, utilization, and sequestration;

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•	“CERCLA” refers to the Comprehensive Environmental Response, Compensation, and Liability Act;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•	“Corporate Reorganization” refers to the Merger and the Special Interest Exchange;

•	“COVID-19” refers to the novel coronavirus (2019-nCoV);

•

“Curtailment” refers to the reduction of output of a project below what it could have otherwise produced by its offtaker, interconnecting transmission owner, or regional transmission organization, or ISO. A project’s delivery of electricity may be subject to curtailment or other restrictions for various reasons, including for system maintenance or reliability and stability purposes, over-generation, or due to transmission limitations, congestion, emergencies, or force majeure circumstances. Curtailment may be compensated in certain circumstances under a project’s PPA and may be uncompensated in other circumstances;

•	“CWA” refers to the Clean Water Act;

•	“DSW” refers to Desert Southwest;

•	“EHS” refers to environmental, health and safety;

•	“EIA” refers to United States Energy Information Administration;

•	“ERISA” refers to Title I of the Employee Retirement Income Security Act of 1974, as amended;

•	“ESPs” refers to energy service providers;

•

“Executive officers” or our “officers” refers to our executive officers following the Internalization Transaction, who, prior to the Internalization Transaction provide their services to us under the terms of the Management Services Agreement with Goldman Sachs Asset Management, L.P.;

•	“Existing Owners” refers to the existing holders of limited liability company interests of Goldman Sachs Renewable Power LLC, including GSAM;

•	“FATCA” refers to the Foreign Account Tax Compliance Act;

•	“FERC” refers to the Federal Energy Regulatory Commission;

•	“Fleet” refers to the operating projects or projects under construction that we own and excludes projects in our development pipeline;

•	“GHG” refers to greenhouse gas;

•

“Goldman Sachs Renewable Power LLC” refers to the company prior to the Corporate Reorganization and that will be renamed New PubCo Renewable Power LLC following the completion of the Corporate Reorganization;

•	“GS” refers to Goldman Sachs Group;

•	“GSAM” refers to Goldman Sachs Asset Management, L.P. and its affiliates, including the Special Interest Member;

•	“GW” refers to gigawatt, or one billion watts of electric capacity;

•	“GWh” refers to gigawatt hour, a measure of electric output equivalent to one billion watts generated per hour;

•	“HLBV” refers to hypothetical liquidation at book value;

•	“Hoshine” refers to Hoshine Silicon Industry Co. Ltd.;

•	“ITC” refers to the investment tax credit under Section 48(a) of the Code;

•	“IOUs” refers to Investor-Owned Utilities;

•	“ISO-NE” refers to ISO-New England;

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•	“kWh” refers to kilowatt hours, a measure of electric output equivalent to one thousand watts generated per hour;

•	“LCOE” refers to BNEF’s global Levelized Cost of Electricity benchmark for solar projects;

•	“LIBOR” refers to London Interbank Offered Rate;

•	“Merger” refers to the merger of a wholly owned subsidiary of New PubCo into a Goldman Sachs Renewable Power LLC, with Goldman Sachs Renewable Power LLC surviving such merger;

•	“MW” refers to megawatts, or one million watts of electric capacity;

•	“MWh” refers to megawatt hours, a measure of electric output equivalent to one million watts generated per hour;

•	“NEPA” refers to the U.S. National Environmental Policy Act;

•	“New PubCo” refers to New PubCo Renewable Power Inc., issuer of the common stock offered hereby;

•	“O&M” refers to operations and maintenance;

•

“OpCo” refers to Goldman Sachs Renewable Power Operating Company LLC, our subsidiary through which we currently operate our business and assets and that will be renamed New PubCo Renewable Power Operating Company LLC following completion of the Corporate Reorganization;

•	“Operating projects” refers to solar energy and energy storage systems that have reached commercial operations and are producing and/or storing electricity;

•	“OSHA” refers to Occupational Safety and Health Act, as amended;

•	“PJM” refers to PJM Interconnection;

•

“PPA” refers to power purchase agreements, the contracts pursuant to which we sell electricity to customers. We refer to solar energy and/or energy storage systems that have signed PPAs as “contracted” and solar energy and/or energy storage systems without signed PPAs as “uncontracted”;

•	“Predecessor” or “our predecessor” refers to Goldman Sachs Renewable Power LLC, our predecessor for financial reporting purposes;

•

“Projects in our development pipeline” or our “pipeline” refer to those solar energy and energy storage projects that we own or have entered into a binding agreement to acquire, which have land rights for the project site or have signed or filed for an interconnection agreement, or both, but are neither in operation nor under construction;

•	“Projects under construction” refer to solar energy and energy storage systems where we have begun construction but have not yet reached commercial operations;

•	“PV” refers to photovoltaic;

•	“QBI” refers to Quality Business Intelligence;

•	“RECs” refers to renewable energy certificates or credits, which are renewable energy attributes that are created under the laws of individual states of the United States;

•	“RPS” refers to Renewable Portfolio Standards;

•	“SEIA” refers to the Solar Energy Industries Association;

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•	“SP-15” refers to the Southern California market;

•

“Special Interest Exchange” refers to the exchange by an affiliate of GSAM of an incentive allocation in the nature of a profits interest in OpCo for shares of New PubCo common stock in connection with the Merger;

•	“SREC” refers to solar renewable energy certificates or credits, which are renewable energy attributes that are created under the laws of individual states of the United States;

•	“TWh” refers to terawatt hours, a measure of electric output equivalent to one trillion watts generated per hour;

•	“UBTI” refers to “unrelated business taxable income”;

•	“Utility-scale” refers to utility-scale solar energy and energy storage systems with a generating capacity of over fifty megawatts that deliver energy to the grid;

•	“U.S.” refers to the United States or the United States of America;

•	“USRPH” refers to a United States real property holding corporation;

•	“VIEs” refer to variable interest entities;

•	“WAPA” refers to the Western Area Power Administration;

•	“WoodMac” refers to Wood Mackenzie, a global research consultancy business for the natural resources industry; and

•	“XUAR” refers to the Xinjiang Uyghur Autonomous Region.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of common stock.

Company Overview

We are a renewable energy company. Our mission is to serve enterprise customers by providing the renewable energy and related services that these customers need on their journey to an electrified, decarbonized world. To achieve this mission, we generate renewable energy with our fleet of solar projects and are able to store energy in our fleet of battery projects, in each case tailored to the needs of individual enterprise customers. In 2020, we were the largest independent solar energy power producer in the U.S. and one of the top 5 largest solar asset owners overall in the U.S., based on the total gross capacity of our projects that were operating or under construction according to S&P Global Market Intelligence. As of December 31, 2021, our fleet was composed of over 850 projects spread across 27 states with an aggregate capacity of approximately 2.3 gigawatts (“GW”) of operating and under construction solar projects and approximately 270 megawatts (“MW”) of operating and under construction battery storage projects. We have a blue-chip set of over 200 enterprise customers, many of whom have bold decarbonization objectives, which we believe will provide us with many add-on commercial opportunities in the years to come.

2020 Top 5 U.S. Independent Solar Energy Producers by Capacity (GW)

(Includes Solar Assets that are Operating or Under Construction and Excludes Energy Storage Capacity)

Source: S&P Global Market Intelligence as of December 2021

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Our Story

We were founded inside of Goldman Sachs Asset Management in 2017. At the time, significant declines in the cost of solar modules and equipment had suddenly resulted in a new economic reality: that energy could be produced from the sun in many parts of the U.S. at the same or lower prices as energy produced from fossil fuels. Solar energy also held the distinct advantage of being able to be produced with mature technology that could be deployed in almost any location and in customized sizes. Concurrently, many leading private and public sector enterprises began setting ambitious targets for reducing their carbon emissions. We anticipated that these enterprise customers, which include corporations, federal, state and municipal entities, universities, colleges and school districts, communities (through community choice aggregation programs (“CCAs”)), and utilities, would increasingly prefer to purchase solar energy that was produced on site or in proximity to where these customers were located as a means to lower their cost of energy, meet their carbon reduction targets and exert more control over where and how their energy was being produced. We believed that this provided an opportunity for us to disrupt the energy industry by owning and operating the solar energy facilities needed to meet these customer desires.

We envisioned that over time, as technology improved and costs came down, enterprise customers would want additional renewable energy infrastructure and services, as they adjusted to an electrified, decarbonized world. For example, adding battery storage to solar projects has the potential to capture excess solar power production during daylight hours and provide customers with renewable energy during more hours of the day, as well as to provide resiliency from power outages and the ability to participate in grid services programs. At the time, we didn’t know when battery storage would become economically viable, but we believed that focusing on long-term contractual relationships with customers would give us the runway to capture these opportunities. Today, with the decline in the cost of battery modules, we are seeing strong customer interest in adding battery storage to solar projects. Looking into the future, we believe that many enterprise customers will soon want to add electric vehicle charging at their facilities as vehicle fleets convert from internal combustion engines to electric motors. We believe that our customer and project footprint is well-positioned to capture these opportunities as well.

Our Business Model

Produce long-term contracted cash flows with high credit quality enterprise customers.     Our business model is to develop, own and operate renewable energy assets that serve enterprise customers while simultaneously producing attractive cash flow for our investors by selling energy, storage and related services to high credit quality customers under long-term contracts, typically at fixed prices. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 15 years as of the date of this prospectus. Our renewable energy generation fleet is currently comprised exclusively of solar projects. We have focused on solar because it is a mature technology that produces a much lower expected energy production volatility than other renewable energy technologies such as wind turbines. The combination of long-term, typically fixed price contracts, limited technology risk and lower energy production volatility from our generation fleet results in recurring revenue and more predictable cash flow for our investors.

Place renewable energy assets in locations where they are likely to have long-term value.     We seek to locate our renewable energy assets in locations where we believe they will have a higher value, such as places that have higher prevailing power prices, offer additional revenue streams such as renewable energy credits (“RECs”) or have more barriers to operation or development of

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competing assets. Scaling our fleet of assets in certain desirable markets also provides us with economies of scale in those markets, including more efficient staging of spare parts to reduce project down time and better pricing and faster response times from local vendors who provide services to our fleet.

Actively manage our renewable energy assets to maximize revenue, minimize expenses and harness technological improvements.     We are intensely focused on our fleet of solar energy and energy storage systems. Our plant operations center continuously seeks to enhance revenue through proactive performance monitoring, customized preventative maintenance schedules and system design improvements, while our power markets and commodities team seek additional revenue sources, such as qualifying our assets for an additional incentive program or marketable capability. We also seek to minimize the expenses of operating our assets, such as by leveraging our increasing scale to drive better vendor pricing, utilizing the strength of our balance sheet to eliminate security deposit requirements and working with local authorities to manage property tax liabilities. In addition, we constantly scout and evaluate new or improved technologies that we can incorporate to either increase revenues or reduce expenses. For example, we have incorporated a program of periodic flyovers of our solar arrays by either planes or drones to perform thermal imaging analysis that can identify underperforming or internally damaged solar modules. With this information we can improve revenue by replacing or repairing affected solar modules. Another example is our use of improved inverter technology that allows us to perform more routine trouble shooting items remotely from our plant operations center, thereby eliminating the expense of sending a technician to the site.

Finance renewable energy assets with long-term debt designed to minimize refinancing and interest rate risk.     With long-term, fixed-price contracts and minimal technology risk, we have developed a clean and simplified approach to financing large and diversified project portfolios with primarily low-cost, long-term, fixed-rate fully amortizing debt accessed through the institutional Green Bond market. This approach allows for financial flexibility to incorporate tax-equity financings at the project level while also increasing debt capacity every year—with approximately $574 million amortizing over the next five years. As of December 31, 2021, our total debt (excluding discounts and premiums) was $2,311 million. Of this amount, approximately 32% is project-level, fully-amortizing debt which we expect to pay off in full by 2038. To manage medium-term development and construction needs, we utilize our $500 million Warehouse facility that matures in 2026.

Leverage our customer relationships to provide additional renewable energy and related services as their decarbonization goals advance.     We believe that there is significant value embedded in our direct customer relationships. Many customers are still using renewable energy for a fraction of their total energy needs, providing us with an opportunity to scale our relationship. We also see customers increasingly focused on the transition to electric vehicles, which requires both charging infrastructure as well as increased on-site energy. We believe that many of our customers will want to use renewable energy to power their electric vehicle charging infrastructure. In many cases, the ability to store power in batteries will be helpful or required in order to provide the power needed to charge electric vehicles. We believe that these trends will provide us with an opportunity to offer renewable energy, electric vehicle charging infrastructure and batteries on a bundled or individual basis to service our customers.

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Our Team

To execute our business, we have built a team composed of over 100 professionals by combining accomplished personnel from Goldman Sachs with extensive investment, finance and commodity expertise with seasoned personnel from the renewable energy industry with extensive expertise spanning the renewable project life-cycle, including project development, engineering and design, procurement, construction oversight, operations and maintenance (“O&M”) oversight, and asset management. We believe this combination of skill sets, drawn from world class institutions, is a key differentiator and sets the foundation for success. Our team deploys a differentiated approach to developing, owning and operating renewable projects utilizing a purpose-built, end to end software solution. At our inception, there were no third-party platforms or software packages that allowed us to track a project from origination through operation and performance optimization. As such, we formed a joint-venture with Quality Business Intelligence (“QBI”) to develop such a platform. The QBI software provides us with a data-driven operating system that improves efficiency and decision making through automation, strengthens data integrity and enhances performance by providing powerful data analytics. The skill and experience of our team, combined with the QBI operating system, has been crucial to building a robust pipeline of both development and acquisition opportunities and operating our portfolio with a high level of availability, strong performance and thoughtful expense management.

We have experienced significant growth. The chart below shows the growth of our fleet, both in total capacity and operating revenues, since our inception.

GSRP—Capacity and Operating Revenue Growth Since Inception

(Includes Solar Energy and Energy Storage Assets)

Current Operations

As of September 30, 2021, our fleet consists of approximately 2.3 GW of operating and under construction solar projects as well as approximately 270 MW of operating and under construction energy storage projects. The fleet is strategically located primarily in places with well established, deregulated electricity markets and having strong support for renewable energy, often through

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renewable power generation requirements or targets. It is also primarily located in places with high prevailing power prices and barriers to operation or development of competing assets. These barriers include limited available land for development of energy projects, limited transmission capacity or formidable regulatory hurdles. We believe that strategic locations of our fleet preserves and builds long term value.

Our fleet is highly diversified with projects located across over 850 project sites in 27 U.S. states and anchored by long-term off-take agreements with over 200 enterprise customers. We believe that the geographic dispersion of the fleet, including scaled presences on both U.S. coasts supports more consistent financial performance by reducing the impact of adverse regional weather patterns and natural disaster events. It also reduces the impact of adverse regulatory or market changes made by a particular state or regional transmission organization. Our large roster of enterprise customers is a mitigant to individual customer credit risk. The solar modules, inverters, racking and other equipment used in our fleet is also highly diversified by manufacturer which we believe meaningfully limits our exposure to serial manufacturing defects and design risks. We are purposeful in creating significant diversification across many metrics in an effort to produce greater financial stability with our fleet.

In originating our fleet, we are focused on the needs of our enterprise customers. We do not define our focus as “utility-scale” or “C&I” or “distributed generation” projects. Rather, we recognize that our customers have a wide range of needs including both smaller scale, on-site power generation, such as rooftop, canopy or carport projects, and larger scale, off site power generation, such as ground mounted projects covering many acres of land. As a result of our customer driven approach, our fleet comprises a wide range of sizes.

The following map provides an overview of our current fleet as of September 30, 2021:

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The following pie charts provide an overview of our fleet’s customer characteristics as of December 31, 2021:

Customer Type (% by Total MW)	Customer Credit Quality (% by Total MW)	PPA Term Remaining (% by Total MW)

Note: “Shadow IG” refers to unofficial investment grade ratings that are not publicly announced. Customer credit ratings only shown for operating assets.

In addition to our current fleet, we have a large pipeline of projects in development. As of December 31, 2021, projects in our development pipeline had an aggregate of approximately 1.1 GW in capacity. These projects are primarily located in strategic areas that we believe have characteristics similar to those of our current fleet, supporting the creation of long term value. These projects are in various stages of the development process and we are targeting commercial development dates between 2022 and 2026.

Our Market Opportunity

Today, the demand for sustainable, efficient, and reliable electricity in the U.S. continues to accelerate as governments and corporations establish renewable targets and decarbonization goals. We expect electricity generated by renewables to not only replace that generated by the burning of fossil fuels, but also to be utilized to meet growing electricity demand as transportation, heating, and cooking–all once powered primarily by fossil fuels–are electrified.

Solar is the fastest growing form of new electricity generation in the U.S. According to the Solar Energy Industries Association (“SEIA”), installed solar capacity in the U.S. has experienced an average annual growth rate of 42% in the past decade. Over the last eight years, solar has been either the first or second source of new electric capacity additions each year and in the first half of 2021 it represented 56% of all new electric capacity added to the grid. We believe the growth of solar installations is poised to continue. According to BloombergNEF (“BNEF”) in an October 2021 report, the U.S. had approximately 72 GW of combined utility-scale and commercial & industrial (“C&I”) solar capacity as of 2020 and capacity is expected to grow by 276 GW to approximately 350 GW, or approximately 15% annually by 2030. These new capacity additions represent the total addressable market (“TAM”) for our renewable generation business, with the chart below demonstrating the expected incremental growth in capacity expected year-over-year.

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2021—2030 Cumulative U.S. Utility-Scale and C&I Solar Capacity Additions (GW)

Source: BloombergNEF, second half of 2021 U.S. Renewable Energy Market Outlook

The commercial enterprise solar market continues to be boosted by corporate clean energy and decarbonization goals. According to a Wood Mackenzie (“WoodMac”) report for SEIA, C&I renewable demand in the U.S. is expected to drive approximately 10 to 13 GW of new solar generation from 2022 through 2026.

The number of companies making commitments to clean energy has also been growing steadily, increasing the size of the market opportunity. RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 345 members by December 31, 2021, and includes a number of Fortune 500 companies that are already our customers. This organization alone represents hundreds of annual terawatt hours (“TWh”) of demand for renewable energy. Less than 1% of commercial electricity demand is served by on-site solar, according to SEIA, as of December 31, 2021, creating a huge opportunity for further growth in the segment.

RE100 Member Companies Cumulative Growth (number of members at year-end)

Source: RE100 as December 31, 2021

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On-Site Commercial Solar Installations & Penetration Growth

Source: SEIA/Wood Mackenzie Power & Renewables U.S. Solar Market Insight, second quarter of 2021

Note: Does not include commercial electricity demand met by utility-scale or other off-site generation.

As solar prices have continued to fall, commercial solar installations have grown rapidly and have diversified to include everything from rooftop systems, solar parking canopies, and large off-site installations. Average commercial system sizes have also been growing over time, primarily driven by falling prices and more financing flexibility. With corporate renewable and decarbonization goals continuing to increase, we believe this growth in average system size is likely to continue.

In addition to the diversification in types of solar installations, enterprises are also increasingly looking for solar systems paired with battery storage. According to SEIA, by 2025, almost 25% of all behind-the-meter solar systems will be paired with storage, compared to less than 6% in 2020. Larger scale solar projects are also more frequently being paired with storage, with over 26 GW of commissioned or announced projects including storage. In an analysis of long-term projected capacity additions through 2050 done by the U.S. Energy Information Administration (“EIA”), large-scale battery storage energy capacity is projected to grow to 235 GWh (59 GW power capacity of four-hour duration systems) by 2050, which would include 153 GWh (38 GW) of storage paired with solar. In the nearer term, BNEF expects the U.S. to add approximately 32 GW of utility-scale and approximately 1 GW of C&I storage capacity between 2021 and 2025. We consider this to be our TAM for battery storage during this time period.

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2021—2025 U.S. Storage Capacity Additions (GW)

Source: BloombergNEF, second half of 2021 Energy Storage Market Outlook

Key Growth Drivers

We believe the key factors that will continue to drive growth in U.S. solar generation include:

•	increasing economic competitiveness of solar with fossil generation sources;

•	accelerating demand for and deployment of cost effective battery energy storage;

•	growing corporate and investor support for decarbonization of energy; and

•	government policies and incentives, including Renewable Portfolio Standards (“RPSs”), which require that a certain percentage of electricity come from renewable energy resources.

Our Competitive Strengths

We have several key competitive strengths that differentiate us from our peers, including:

Differentiated partner for our customers.     In 2020, we were the largest independent solar energy power producer in the U.S. and one of the top 5 largest solar asset owners overall in the U.S., based on the total gross capacity of our projects that were operating or under construction according to S&P Global Market Intelligence. Our role as a large, stable asset owner provides us with advantages in attracting off-takers who know that we will be the long-term owner of the asset and not someone whose business model is to “develop and flip” or whose capital base will require a divestiture prior to the end of the off-take contract. We have found this consistency in counterparty to be important to our customers. We believe this has been key in enabling us to win projects and has earned us a reputation among customers as a credible developer and owner and made us a partner of choice. We believe these key qualities are part of the reason that 49% of our customers have more than one project contracted with us as of December 31, 2021.

Our customers are diverse and creditworthy, which reduces the risk of our portfolio.     Our over 200 customers are corporations, federal, state and municipal entities, universities, college, and school districts, communities (through CCAs), and utilities. Some are among the largest and most

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creditworthy entities in the world. As of December 31, 2021, approximately 83% of our contracted operational MW’s are with investment grade rated customers, approximately 11% are with unrated customers whose credit risk we view as equivalent to investment grade, and approximately 5% are from community solar, a credit diversified portfolio. The combination of this counterparty diversification and high credit quality reduces the risk of defaults and allows us to maximize the predictability of our cash flows over the long term.

Strong balance sheet provides ability to deliver on commitments.     We typically enter into solar generation contracts with a term of 15 years or longer. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 15 years as of the date of this prospectus. These long-term contracts with our diverse and highly-rated customers create consistent cash flows that have allowed us to build a strong balance sheet and the financial wherewithal to deliver on our commitments to customers and for our long-term growth. We have a repeat track record of financing large and diversified project portfolios with low-cost, fixed rate debt accessed through the institutional Green Bond market. Our recent financings have been executed with some of the lowest costs ever achieved in the Green Bond market. As we focus on 100% ownership of our projects, these larger financings allow for a more simplified capital structure with increased flexibility for tax-equity financings and capital capacity due to their self-amortizing debt.

Industry-leading operator of solar assets.     We believe our team’s intense focus on details has allowed us to outperform customer expectations. From our plant operations center, our asset operations team closely monitors our assets and continually pursues opportunities to optimize costs, while our technical team monitors asset performance and pursues opportunities to enhance project performance. These teams, and our origination and project management teams, leverage our industry-leading asset management software, QBI, which is a valuable tool we use to manage and optimize our portfolio. Some examples of our operational capabilities include:

•

creation of an algorithm to estimate soiling on solar modules based on geographical information, meteorological conditions and the most recent cleansing rainfall. This information is used to inform decisions on when to perform washings of solar modules to maximize energy production;

•

re-engineering of solar projects in areas that experience regular seasonal snowfall to limit the potential for damaging spikes in electric current that can occur when solar irradiance is magnified by reflections from snow cover; and

•	development of data analytics to uncover correlations that can be used to predict and avoid equipment failures.

Exceptional team with experience across the renewable asset life-cycle.     Our team of approximately 100 highly-skilled professionals combines investing, finance and commodities expertise honed at Goldman Sachs with renewable energy industry expertise across all phases of a project’s lifecycle: development, engineering and design, procurement, construction oversight, O&M oversight, and asset management. These in-house capabilities provide execution certainty to our customers. Collectively, our team has over 475 years of experience in the renewable energy industry and has developed or operated over 150 GW of projects.

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Our Growth Strategy

Executing on our pipeline of projects in development.     We have a robust pipeline of existing projects in various stages of development. As of December 31, 2021, the pipeline of pre-operational projects was made up of 1.1 GW of solar projects and 10 MW of energy storage projects. This represents projects that are pre-construction. We have a strong track record of executing on projects in our pipeline to accomplish our growth objectives. In addition, we will look to continuously grow our pipeline going forward by adding projects sourced both from development and merger and acquisition opportunities.

Continue to grow business with existing customer base.     As our customers continue to decarbonize their businesses, we strive to be their go-to providers for energy transition solutions, capturing the market share of some of the largest enterprise customers and finding opportunities for cross-sell opportunities. In order to fulfill our mission of serving our customers and assisting them in their energy-transition journey to an electrified, decarbonized world, we maintain an ongoing dialogue with our existing customers in order to understand their current and anticipated future energy needs and look to position ourselves to help them find the most efficient and relevant solutions. We believe that many customers will want more renewable energy, battery storage, electric vehicle charging and power load management. Our existing long-term contractual relationships with our customers provides both the relationship and the runway to meet these needs. Many of our existing customers have committed to decarbonization goals that will require them to procure more of their power from renewables in the coming years, creating additional opportunities for us to partner. As an example, Target, which is one of our larger corporate customers, has committed to purchasing 100% of its electricity from renewable sources by 2030. Today, the projects and partnerships it has put in place to source this electricity will result in Target purchasing approximately 38% of its electricity from renewable sources in 2020, leaving substantial capacity still to be sourced by 2030 according to Target’s Target Sustainability Strategy report.

Growth of potential customer base.     The number of enterprise customers seeking to decarbonize their operations continues to accelerate. As an example of this growth, RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 345 members as of December 31, 2021. Our business development team is focused on growing our customer base through participating in requests for proposals and developing new relationships with these customers through bilateral dialogue. Our successful track record and reputation as an industry-leading operator positions us well to win new business against other competitors in the space.

Expansion of product offerings.     We recognize our customers’ needs are evolving beyond solar energy power purchase agreements and we will be prepared to meet their needs in adjacent areas. We are continuing to grow our battery storage portfolio and offer our customers various energy storage solutions. We are also developing solutions for electric vehicle infrastructure needs such as charging stations for fleets and customer/employee use and providing energy efficiency solutions, such as demand response, peak shaving and energy conservation technologies.

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Internalization Transaction

Historically, we have not had any employees but have rather been externally managed by Goldman Sachs Asset Management, L.P., a wholly owned subsidiary of the Goldman Sachs Group (“GS”). GSAM is a highly diversified global investment management firm supervising over $             trillion in assets as of                     , 2021. With more than                 professionals across                offices worldwide, GSAM provides investment and advisory solutions for institutional and individual investors across multiple asset classes.

Under a Management Services Agreement, GSAM dedicates to us a team of approximately 100 professionals with extensive experience spanning transaction sourcing and financial analysis, power markets and physical asset analysis in the solar industry. The team draws on a diverse array of skill sets spanning fundamental credit and portfolio management, as well as legal and transactional structuring expertise. In addition to this dedicated team, GSAM has risk management, legal, accounting, tax, information technology and compliance personnel, among others, who provide services to us. Under the Management Services Agreement, GSAM is entitled to certain administrative fees and management fees for the services provided to us. See “Certain Relationships and Related Party Transactions—Management Services Agreement.”

In addition, under the terms of the limited liability company agreement of Goldman Sachs Renewable Power Operating Company LLC (“OpCo”) in effect prior to the completion of the Corporate Reorganization described below, an affiliate of GSAM (the “Special Interest Member”) is entitled to the payment of an incentive allocation in the nature of a profits interest (the “OpCo Incentive Allocation”) based on certain operation and financial metrics and the achievement of certain distribution hurdles as further described in “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

We currently anticipate that on or prior to the completion of this offering, we will, subject to the approval of our members, engage in an internalization transaction (“Internalization Transaction”) pursuant to which, among other things:

•	the Management Services Agreement will be terminated in exchange for a payment of ;

•	we will make offers to directly employ the approximately 100 professionals currently employed by GSAM that are dedicated to our business under the Management Services Agreement;

•

we will enter into a transition services agreement with GSAM or an affiliate thereof that will provide for the provision of certain administrative services to us for a specified period of time following completion of the Internalization Transaction;

•

the parties will agree that in connection with the Merger; the OpCo Incentive Allocation will be exchanged (the “Special Interest Exchange”) for a number of shares of common stock of New PubCo (the “Incentive Allocation Shares”) calculated in the manner further described in “Internalization Transaction and Corporate Reorganization”, which calculation is derived from an implied equity value for our company before giving effect to this offering based on the initial public offering price per share set forth on the cover of this prospectus; using an assumed initial public offering price for our common stock of $                per share (the midpoint of the price range set forth on the cover of this prospectus), we would issue    Incentive Allocation Shares; and

•	we will agree to grant GSAM certain additional governance rights, as described further under “Certain Relationships and Related Party Transactions.”

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Corporate Reorganization

Goldman Sachs Renewable Power LLC was formed in Delaware on September 19, 2017. Prior to this offering, in the Merger, a wholly owned subsidiary of New PubCo Renewable Power Inc. (“New PubCo”), a newly incorporated Delaware corporation formed for the purpose of effecting this offering and the transactions related thereto, will merge into Goldman Sachs Renewable Power LLC, with Goldman Sachs Renewable Power LLC surviving such Merger, and all outstanding limited liability company interests in Goldman Sachs Renewable Power LLC will be exchanged for shares of common stock of New PubCo, with each member entitled to receive its pro rata portion of such shares of common stock based on such member’s respective percentage interest in Goldman Sachs Renewable Power LLC. In connection with the Merger and the Special Interest Exchange, an aggregate of                 shares of common stock of New PubCo will be issued to the Existing Owners and the Special Interest Member of which, based on the an initial public offering price of $         per common share (the midpoint of the price range on the cover of this prospectus),                 shares will be issued to the Existing Owners in the Merger and                 shares will be issued to the Special Interest Member in the Special Interest Exchange. Following the Merger and the Special Interest Exchange, New PubCo will issue                shares of common stock to the public in this offering in exchange for the proceeds of this offering.

After giving effect to the Merger and the Special Interest Exchange, which we refer to as the “Corporate Reorganization,” the Internalization Transaction and the offering contemplated by this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares:

•	GSAM will own of our shares of common stock, representing approximately % of the voting power thereof;

•	the Existing Owners other than GSAM will own of our shares of common stock, representing approximately % of the voting power thereof; and

•	investors in this offering will own of our shares of common stock, representing approximately % of the voting power thereof.

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The following diagram indicates our simplified ownership structure immediately following the Internalization Transaction, the Corporate Reorganization and the consummation of this offering and the transactions related thereto (assuming the underwriters’ option to purchase additional shares is not exercised).

Goldman Sachs Asset Management
Other Existing Investors
Investors in this Offering
Shares Common Stock
Shares Common Stock
Shares Common Stock
New PubCo Renewable Power Inc.
(NYSE: "   ")
New PubCo Renewable Power LLC
Incentive Allocation
New PubCo Renewable Power Operating Company LLC
Operating Subsidiaries

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The ownership figures set forth above assume an initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of Incentive Allocation Shares to be issued to GSAM, and an equivalent decrease or increase, respectively, in the number of shares of common stock to be received by the other Existing Owners of Goldman Sachs Renewable Power LLC. Accordingly, any such change in our initial public offering price will not affect the aggregate number of shares of common stock held collectively by the Existing Owners other than GSAM. See “Internalization Transaction and Corporate Reorganization—Existing Owners’ Ownership.”

Summary Risk Factors

Investing in our common stock involves risks that relate to, among other things, our business, our dealers, market factors, governmental policies and regulation, competition, the pace of technological innovations, the credit risk of our customers, our ability to raise financing and the level of our indebtedness. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:

Risks Related to Our Industry and Operations

•

Changes to irradiance at our solar facilities or weather conditions generally, as a result of climate change or otherwise, at any of our solar facilities could materially adversely affect our operations.

•

Supply and demand in the energy market is volatile, and such volatility could have an adverse impact on electricity prices and a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

•	As our contracts expire, we may not be able to replace them with agreements on similar terms.

•

We may not be able to obtain long-term contracts for the sale of power produced by our projects on favorable terms and we may not meet certain milestones and other performance criteria under existing PPAs.

•

A portion of our revenues is attributable to the sale of solar renewable energy certificates, which are renewable energy attributes that are created under the laws of individual states of the U.S., and our failure to be able to sell such SRECs at attractive prices, or at all, could materially adversely affect our business, financial condition and results of operation.

•	Disruptions in our supply chain for materials and components, alongside increased logistics costs, have adversely affected our business and may continue to do so.

•	We face competition from traditional utilities and renewable energy companies.

•	Advances in technology could impair or eliminate the competitive advantage of our projects.

•	The amount of uncontracted generation in our portfolio may increase.

•	There is a risk that our concessions and licenses will not be renewed.

•

Our use and enjoyment of real property rights for our solar facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.

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•	The cost of operating our plants could increase for reasons beyond our control.

•	We may experience equipment failure, including failures relating to solar panels and batteries.

•	The solar energy systems we own have a limited operating history and may not perform as we expect.

•	We may not effectively manage the Internalization Transaction or realize the anticipated benefits thereof.

•	If we choose to acquire or lend to projects before they are operational, we will be subject to risks associated with projects that remain under development or construction.

•	Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.

•	We rely on computerized business systems, which could expose us to cyber-attacks.

Risks Related to Taxes and Regulations

•	We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

•

Increases in the cost or reduction in supply of solar energy and energy storage system components due to tariffs or trade restrictions imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.

•

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

•

If either (a) the solar energy systems in which we are invested cease to be qualifying property within five years of the applicable placed-in-service date of such property or (b) the IRS makes a determination that the tax basis of any such solar energy system is materially lower than what was reported on the applicable tax returns, we may have to pay significant amounts to the partnerships that own such solar energy systems, to our tax-equity investors and/or to the U.S. government, and any such payment obligations could adversely affect our results of operations and financial condition.

•

If 50% or more of the value of our stock is held by tax-exempt entities that each own at least 5% of our stock and we do not file a timely irrevocable election to not be treated as a tax-exempt entity under Section 168(h)(6) of the Code, it could adversely affect our results of operations and financial condition. If we do make such an election, tax-exempt entities that own our stock may face adverse tax consequences from owning our shares.

•

U.S. federal income tax law is not clear regarding when our projects can be considered to have been “placed in service,” and we have obligations to indemnify some of our tax-equity investors if the IRS is successful in asserting that the relevant tax-equity fund did not place in service the system it owns. If we were required to make any payments as a result of this indemnity, it could adversely affect our results of operations and financial condition.

Risks Related to this Offering and Our Common Stock

•

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

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•

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

•	GSAM will hold a significant portion of the voting power of our common stock.

•

Certain Designated Parties (as defined herein) are not limited in their ability to compete with us, and the corporate opportunity provisions in our certificate of incorporation could enable such Designated Parties and their respective affiliates to benefit from corporate opportunities that might otherwise be available to us.

General Risk Factors

•	Developments associated with the COVID-19 pandemic could have an adverse effect on our business.

•	We may be exposed to uninsurable losses and may become subject to higher insurance premiums.

•	We may experience increased labor costs, and the unavailability of skilled workers or our failure to attract and retain qualified personnel could adversely affect us.

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Corporate Information

Our principal executive offices are located at                , and our telephone number is                . Our website address is www.                 .com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

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THE OFFERING

Issuer	New PubCo Renewable Power Inc.

Common stock offered to the public	shares ( shares, if the underwriters exercise in full their option to purchase additional shares of our common stock).

Underwriters’ option	The underwriters have a 30-day option to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately after completion of this offering	shares ( shares, if the underwriters exercise in full their option to purchase additional shares of our common stock).

Voting rights	Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock.”

Use of proceeds	We expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of our common stock), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Dividend Policy	We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, the agreements governing our indebtedness may place restrictions on our ability to pay cash dividends. See the section titled “Dividend Policy” for additional information.

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Conflicts of Interest	Given the relationship between affiliates of Goldman Sachs & Co. LLC and the Company, Goldman Sachs & Co. LLC is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Therefore, this offering is being made in compliance with the requirements of Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), specifically including those inherent in Section 11 thereof. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. For more information, see “Underwriting (Conflicts of Interest).”

Risk Factors	Please read “Risk Factors” for a discussion of risks that you should consider before investing in our common stock.

NYSE trading symbol	“ .”

Except as otherwise indicated, all information above assumes that the shares of common stock offered hereby will be sold at the midpoint of the price range set forth on the cover of this prospectus. However, except as otherwise indicated, the information above does not assume or reflect the issuance of any shares of common stock reserved for issuance under our long-term incentive plan.

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SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OPERATIONAL DATA

The following summary historical and pro forma condensed consolidated financial data of Goldman Sachs Renewable Power LLC (our “Predecessor”) should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Internalization Transaction and Corporate Reorganization” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our Predecessor’s historical results are not necessarily indicative of our future results. The summary financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The summary unaudited pro forma consolidated statement of operations data of New PubCo for the year ended December 31, 2021, has been prepared to give pro forma effect to (i) the Internalization Transaction, (ii) the Corporate Reorganization and (iii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2021. The summary unaudited pro forma condensed consolidated balance sheet data as of December 31, 2021, has been prepared to give pro forma effect to these transactions as if they had been completed on December 31, 2021. The summary unaudited pro forma condensed consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Internalization Transaction, Corporate Reorganization and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period. For more information, see “Unaudited Pro Forma Consolidated Financial Statements.”

	Historical (Predecessor)			Pro Forma (New PubCo)
	Year Ended December 31,
	2021	2020	2019	2021
	(in thousands, except share/unit and per share/ per unit amounts)
Consolidated Statements of Operations Data:
Operating revenues:
Operating revenues		$272,684	$174,721	$

Contract amortization		(51,297)	(33,885)

Total operating revenues, net		221,387	140,836

Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion		33,844	18,617
Depreciation, amortization and accretion		58,824	28,817
General and administrative		33,637	24,526

Related party management and administration fee		13,173	7,089

Total operating costs and expenses		139,478	79,049

Operating income		81,909	61,787
Other expense:
Interest expense		(82,667)	(60,241)
Loss on extinguishment of debt		(9,771)	—

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	Historical (Predecessor)			Pro Forma (New PubCo)
	Year Ended December 31,
	2021	2020	2019	2021
	(in thousands, except share/unit and per share/ per unit amounts)
Other expense, net		(5,325)	(456)

Total other expense		(97,763)	(60,697)

Net income (loss) before income taxes		(15,854)	1,090
Income tax expense		(4,481)	(5,349)

Net loss		(20,335)	(4,259)
Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests		(38,575)	17,222

Net income (loss) attributable to shareholders		$18,240	$(21,481)	$

Net income (loss) per share attributable to shareholders				$
Weighted average shares used to compute net income (loss) per share

	Historical (Predecessor)
	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Condensed Consolidated Cash Flow Data:
Cash flows from operating activities		$140,763	$118,817
Cash flows used in investing activities		$(567,492)	$(469,026)
Cash flows from financing activities		$476,105	$418,639

	Historical (Predecessor)			Pro Forma (New PubCo)
	As of December 31,
	2021	2020	2019	2021
	(in thousands)
Condensed Consolidated Balance Sheet Data:
Total assets		$3,076,254	$2,491,437
Acquired financing obligations and notes payable, current portion		$105,112	$194,030
Acquired financing obligations and notes payable, net of current portion		$1,522,575	$1,329,701
Total other liabilities		$347,640	$272,777
Total liabilities		$1,975,327	$1,796,508
Redeemable non-controlling interests		$66,582	$41,209
Non-controlling interests		$118,698	$74,831	—
Members’ equity		$915,647	$578,889

Total equity		$1,034,345	$653,720

Total liabilities and members’ equity		$3,076,254	$2,491,437

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Non-GAAP Financial Measure

	Historical (Predecessor)			Pro Forma (New PubCo)
	Year Ended December 31,
	2021	2020	2019	2021
	(in thousands)
Adjusted EBITDA		$186,705	$124,033

We define Adjusted EBITDA as net income (loss) before interest expense, net, loss on extinguishment of debt, income tax expense, depreciation, amortization and accretion, restructuring and offering costs, contract amortization and acquisition and development costs. Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure. We believe that investors and securities analysts also use Adjusted EBITDA in evaluating our operating performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income (loss). The presentation of Adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of Adjusted EBITDA is not necessarily comparable to Adjusted EBITDA as calculated by other companies.

We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis. These adjustments are intended to exclude items that are not indicative of the ongoing operating performance of the business. Adjusted EBITDA is also used by our management for internal planning purposes, including our consolidated operating budget, and by our board of directors in setting performance-based compensation targets. Adjusted EBITDA should not be considered an alternative to but viewed in conjunction with GAAP results, as we believe it provides a more complete understanding of ongoing business performance and trends than GAAP measures alone. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table reconciles Adjusted EBITDA to net income (loss):

	Historical (Predecessor)				Pro Forma (New PubCo)
	For the Year Ended December 31,
	2021		2020	2019	2021
	(in thousands)
Net loss	$		$(20,335)	$(4,259)
Interest expense, net			82,667	60,241
Loss on extinguishment of debt			9,771	—
Income tax expense			4,481	5,349
Depreciation, amortization and accretion		(1)	58,824	28,817
Restructuring and offering costs			—	—
Contract amortization			51,297	33,885
Acquisition and development costs			—	—

Adjusted EBITDA	$		$186,705	$124,033

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(1)

Restructuring and offering costs includes costs relating to this offering, the Internalization Transaction and Corporate Reorganization. For more information, see the section entitled “Internalization Transaction and Corporate Reorganization.”

Key Operational Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions. The following table summarizes our key operational metrics for each period presented below, which are unaudited. For more information on key business metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational Metrics and Non-GAAP Financial Measure.”

Historical (Predecessor)
As of and for the Year Ended December 31,
	2021	2020	2019
Operating Megawatts Added and Generated:
Generation:
Megawatts added(1)	227 MW	251 MW	808 MW
Megawatts hours generated	2,417,803 MWh	2,033,126 MWh	1,128,589 MWh
Megawatt capacity	1,682 MW	1,455 MW	1,204 MW
Storage:
Megawatt hours capacity of energy storage	504 MWh	4 MWh	4 MWh

(1)	Megawatts added include acquisitions and projects achieving commercial operation.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, they may materially and adversely affect our business, financial condition, cash flows and results of operations. In this event, the trading price of our common stock could decline, and you could lose all or part of your investment in us. We may experience additional risks and uncertainties not currently known to us; or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Our Industry and Operations

Changes to irradiance at our solar facilities or weather conditions generally, as a result of climate change or otherwise, at any of our solar facilities could materially adversely affect our operations.

The revenues generated by our solar facilities are correlated to the amount of electricity generated, which in turn is dependent upon irradiance and weather conditions generally. Irradiance and weather conditions have natural variations from season to season and from year to year and may also undergo long-term or permanent change because of climate change or other factors. While we may try to reduce such risks through studies of present or historical conditions or modelling of future conditions, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in weather conditions could lead to a material adverse change in the volume of electricity generated, revenues and cash flow.

Additionally, climate change may increase the frequency and severity of adverse weather conditions, such as tropical storms, wildfires, droughts, floods, hurricanes, tornadoes, ice storms or extreme temperature, and may have the long-term effect of changing weather patterns, which could result in more frequent and severe disruptions to our solar facilities. Such disruptions may include, among other things, damage to or destruction of our assets or to assets required for electricity transmission or the impaired operation or forced shutdown of these assets. If one or more of our solar facilities were to be subject to these or similar events, or if other unexpected geological or other adverse physical conditions were to develop at any of our solar facilities, the generation capacity of that facility could be significantly reduced or eliminated. Additionally, such events may elicit changes in energy regulations in the jurisdictions in which we operate, which may result in, among other things, increased compliance costs, reduced revenues or incentives, operational restrictions, or difficulties in obtaining or maintaining necessary permits, licenses, exemptions, or other authorizations required for our business. A disruption or failure of our solar facilities may prevent us from operating in the normal course.

In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.

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Supply and demand in the energy market is volatile, and such volatility could have an adverse impact on electricity prices and a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including the cost of emitting carbon dioxide; the structure of the electricity market; and weather conditions (such as extremely hot or cold weather) that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by: macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements—in part driven by environmental regulations—and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

As our contracts expire, we may not be able to replace them with agreements on similar terms.

Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting.

While we depreciate our solar facilities over 35 years, our PPAs typically have initial terms of 15 to 25 years. Our PPAs include optional renewal features for our customers, but we cannot guarantee that our PPAs will be renewed. Although we believe that 35 years is a reasonable estimate of the economic life of our solar facilities based on publicly available information, there is no guarantee that our customers will choose to renew their PPAs with us after the expiration of the initial term. Therefore there can be no certainty that our solar facilities will produce cash flows over their depreciable life.

As stated above, we cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

We may not be able to obtain long-term contracts for the sale of power produced by our projects on favorable terms and we may not meet certain milestones and other performance criteria under existing PPAs.

Obtaining long-term contracts for the sale of power produced by our projects at prices and on other terms favorable to us is essential for our long-term success. We must compete for PPAs against other developers of renewable energy projects. This intense competition for PPAs has resulted in downward pressure on PPA pricing for newly contracted projects. This downward pricing pressure may particularly affect our business as we seek to negotiate PPAs for projects we have developed. The

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inability to compete successfully against other power producers or otherwise enter into PPAs favorable to us would negatively affect our ability to develop and finance our projects and negatively affect our revenues. In addition, the availability of PPAs depends on utility and corporate energy procurement practices that could evolve and shift allocation of market risks over time. In addition, PPA availability and terms are a function of a number of economic, regulatory, tax, and public policy factors, which are also subject to change.

Our PPAs typically require us to meet certain milestones and other performance criteria. Our failure to meet these milestones and other criteria, including minimum quantities, may result in price concessions, in which case we would lose any future cash flow from the relevant project and may be required to pay fees and penalties to our counterparty. We cannot assure you that we will be able to perform our obligations under such agreements or that we will have sufficient funds to pay any fees or penalties thereunder.

A portion of our revenues is attributable to the sale of solar renewable energy certificates, which are renewable energy attributes that are created under the laws of individual states of the U.S., and our failure to be able to sell such SRECs at attractive prices, or at all, could materially adversely affect our business, financial condition and results of operation.

A portion of our revenues is attributable to the sale of SRECs and other environmental attributes of our facilities. The sale of SRECs has constituted a significant portion of our revenue historically, representing     %, 33% and 39% of our revenue for each of the years ended December 31, 2021, 2020 and 2019, respectively. These SRECs and other environmental attributes are created under the state laws, generally in the state where the renewable energy facility is located. We sometimes seek to sell forward a portion of our SRECs or other environmental attributes to fix the revenues from those attributes and hedge against future declines in prices of SRECs or other environmental attributes. These programs have a finite life and our revenues may decline if and when we are unable to generate a sufficient number of SRECs. If our renewable energy facilities do not generate the amount of electricity required to earn the SRECs or other environmental attributes sold under such forward contracts or if for any reason the electricity we generate does not produce SRECs or other environmental attributes for a particular state, we may be required to make up the shortfall of SRECs or other environmental attributes under such forward contracts through purchases on the open market or make payments of liquidated damages. We have from time to time provided guarantees as credit support for these obligations. Additionally, forward contracts for SREC sales often contain adequate assurances clauses that allow our counterparties to require us to provide credit support in the form of parent guarantees, letters of credit or cash collateral.

Our ability to hedge forward our anticipated volume of SRECs or other environmental attributes is limited by market conditions, leaving us exposed to the risk of falling prices for SRECs or other environmental attributes. Utilities in many states are required by law or regulation to purchase a portion of their energy from renewable energy sources. Changes in state laws or regulations relating to SRECs may adversely affect the demand for, or availability of, SRECs or other environmental attributes and the future prices for such products. This could have an adverse effect on our business, financial condition and results of operations.

We guarantee certain of the obligations of our projects and other subsidiaries, and a requirement to make a payment under such guarantee may have a material adverse effect on our financial condition or liquidity.

Our subsidiaries incur various types of debt and other obligations. Project non-recourse debt or obligations are repayable solely from the applicable project’s or entity’s future revenues and, in some cases, are secured by the project’s or entity’s physical assets, major contracts, cash accounts, and our

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ownership interests in other entities. While we seek to secure project non-recourse debt for our projects, in certain cases we are unable to do so, and thus may be liable for some of our subsidiaries’ obligations in connection with certain limited recourse debt or obligations, where we (or another of our subsidiaries) have provided a limited guarantee, making us directly liable to creditors or counterparties if our subsidiaries default on such obligations. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries, as well as other sources of available cash, reducing the cash available to execute our business plan. In addition, if our subsidiaries default on their obligations under non-recourse financing or other agreements, we may decide to make payments to prevent the creditors of these subsidiaries from foreclosing on the relevant collateral (which foreclosure would result in a loss of our ownership interest in the subsidiary or in some or all of its assets). Such payments or losses could have a material adverse effect on our business, financial condition and results of operations.

The use of tax-equity arrangements to finance projects limits certain management rights and operational flexibility with respect to those projects, as well as our rights to cash flows, tax credits, and depreciation deductions generated by those projects.

A significant portion of the projects in our current portfolio have tax-equity financing arrangements in place, and we expect that some or all of our future projects will be financed with tax-equity arrangements. Under many of these arrangements, a tax-equity investor acquires an equity interest in the company that directly or indirectly owns the project, which entitles the tax-equity investor to a significant percentage of the tax credits and depreciation deductions generated by the project, as well as a percentage of the project’s cash flows (which may be significant in certain transactions), until a certain point in time. If a project underperforms, it could delay such point in time and, as a consequence, a tax-equity investor may become entitled to receive a greater percentage or, in some cases, all of the project’s cash flows until such point in time. The tax-equity investor also has the right to approve certain unanticipated management decisions with respect to the applicable project. These approval rights include decisions regarding material capital expenditures, replacement of major contracts, bankruptcy, and the sale of the applicable project. To the extent we want to take any of these project level actions at a project in which we co-invest with a tax-equity investor, we may be required to obtain the tax-equity investor’s consent prior to taking such action. As a result, compliance with our obligations to our tax equity investors may prevent us from making certain business decisions.

Disruptions in our supply chain for materials and components, alongside increased logistics costs, have adversely affected our business and may continue to do so.

Critical inputs to the manufacturing of solar panels and batteries, including those used in energy storage projects, may include lithium, cobalt, nickel, and various rare earth and other critical minerals, which are in high demand, of limited availability, and subject to price fluctuations. If manufacturers are not able to procure enough of these raw materials or components, or procure them in a timely manner, this may result in a shortage, which may have a material adverse effect on the development and maintenance of our projects and, in turn, on our business, financial condition, and results of operations. Such concerns may also impact other raw materials, such as steel and aluminum, which are used in the construction and maintenance of our solar energy systems. As a result of the COVID-19 pandemic and other disruptions, including shipping and transportation constraints, and political, social, or economic instability in regions where such components and materials are produced, there may be delays in, or increased costs associated with, obtaining the various raw materials or components used in our operations. Any change in the cost of solar panels, energy storage technology or other raw materials would impact the costs of constructing our projects and affect our financial results. In addition, both global and localized events could disrupt our international supply chains. For example, disruptions in the supply chain for modules and corresponding cost increases for modules have led to

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material delays in the construction of some of our projects, including in our New York state portfolio. Such costs may also increase as a result of any actions taken by governments to promote self-sufficiency or national security with regards to critical minerals or equipment, such as tariffs, import/export restrictions, or domestic procurement quotas, among others.

In addition to such risks of supply chain disruptions, jurisdictions are increasingly requiring companies to monitor for and address certain practices from their supply chain, including but not limited to certain labor practices and the procurement of conflict minerals. Such requirements may require us to incur substantial costs in order to comply and, to the extent such requirements are modified or expanded, we may be required to incur further substantial costs to maintain compliance.

We face competition from traditional utilities and renewable energy companies.

The solar energy industry and the broader clean energy industry are highly competitive and continually evolving, as market participants strive to distinguish themselves within their markets and compete with large incumbent utilities and new market entrants. We believe that our primary competitors are the traditional incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these traditional utilities primarily based on price, predictability of price and the ease with which customers can switch to electricity generated by our renewable energy facilities. If we cannot offer compelling value to our customers based on these factors, then our business will not grow. Traditional utilities generally have substantially greater financial, technical, operational and other resources than we do, and as a result may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Traditional utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, the source of a majority of traditional utilities’ electricity is non-renewable, which may allow them to sell electricity more cheaply than electricity generated by our solar facilities. Such non-renewable generation is typically available for dispatch at any time, as it is not dependent on the availability of intermittent resources.

We also face risks that traditional utilities could change their volumetric-based (i.e., cents per kWh rate and tariff structures to make distributed solar generation less economically attractive to their retail customers. Currently, net metering programs are utilized in a majority of states to support the growth of distributed generation facilities by requiring traditional utilities to reimburse certain of their retail customers for the excess power they generate at the level of the utilities’ retail rates rather than the rates at which those utilities buy power at wholesale. Certain states allow its traditional utilities to assess a surcharge on customers with solar facilities for their use of the utility’s grid, based on the size of the customer’s solar facility. This surcharge reduces the economic returns for the excess electricity that the solar facilities produce. These types of charges, which reduce or eliminate the economic benefits of net metering, if implemented across a large number of states, could significantly change the economic benefits of solar energy as perceived by traditional utilities’ retail customers.

We also face competition from other renewable energy companies who may offer different products, lower prices and other incentives, which may impact our ability to maintain our customer base. As the solar industry grows and evolves, we will also face new competitors who are not currently in the market, such as an emerging energy storage market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors could limit our growth and could have a material adverse effect on our business and prospects.

Advances in technology could impair or eliminate the competitive advantage of our projects.

Technology related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity. If advances in

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technology further reduce the cost of producing power, the competitive advantage of our existing projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

The amount of uncontracted generation in our portfolio may increase.

As of December 31, 2021, approximately     % of our operating revenue was contracted over the following two to five years under a mix of short and long-term, fixed price contracts with creditworthy counterparties. In 2020 and 2019, approximately 91% and 93%, respectively, of our operating revenue was contracted in each of those calendar years. The portion of our portfolio that is uncontracted may increase over time which would increase our exposure to variability in power prices, which could, in certain circumstances, have an adverse effect on our business, financial condition, ability to issue and/or refinance debt, results of operations and cash flows.

There is a risk that our concessions and licenses will not be renewed.

We hold concessions and licenses and we have rights to operate our facilities, which generally include rights to the land required for power generation and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions or licenses are renewed subject to conditions that impose additional costs or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

Our use and enjoyment of real property rights for our solar facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.

Solar facilities generally are, and in the future are likely to be, located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. Although we take certain measures to protect ourselves against these risks, such measures may, however, be inadequate to protect us against all risk of loss of our rights to use the land on which our solar facilities are located, which could have an adverse effect on our business, financial condition and results of operations.

The cost of operating our plants could increase for reasons beyond our control.

While we currently maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes and the cost of procuring materials and services required for maintenance activities.

We may experience equipment failure, including failures relating to solar panels and batteries.

Our solar energy and energy storage systems may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Solar panels have

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shorter lifespans than other renewable energy sources, including hydroelectric assets. Spare parts for solar panels and key pieces of equipment may be difficult to acquire as a result of a limited number of suppliers of solar panels and other system components and equipment associated with solar facilities. Any resulting delay in replacing equipment could result in significant delays in returning facilities to full operation, which could adversely impact our business and financial condition. Additionally, although rare, lithium-ion and certain other batteries that may be used in energy storage projects, may on occasion rapidly release the energy they contain, resulting in flames that can ignite nearby materials as well as other battery cells. Equipment failure at our solar energy and energy storage systems could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. In addition, we could face liability with respect to remedial costs at third-party disposal facilities where we have sent discarded equipment or other wastes. The occurrence of any one of these events may result in us being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.

Although we expect to benefit from various warranties, including construction, product quality, and performance warranties provided by our counterparties in connection with the construction of our solar energy and energy storage systems, the purchase of equipment necessary to operate our solar energy and energy storage systems, and certain other matters, our counterparties may default on their warranty obligations, including because such counterparties may become insolvent or cease operations. Even if a counterparty fulfills its obligations, many of our warranties do not cover reimbursement for lost revenue and we cannot guarantee any warranties will be sufficient to compensate us for all of our losses. Further, there are limitations in most warranties, including limits on liability. Many warranties have exclusions rendering them inapplicable if, for example, the owner does not follow the manufacturer’s operating instructions. We may disagree with a counterparty about whether a particular product defect, performance shortfall, or other similar matter is covered by a warranty, in whole or in part, as well as the manner in which any such matter should be resolved. As a result, enforcing any such warranty may be costly or impossible. Such costs may include significant out-of-pocket and internal expenses, some or all of which may not be recovered.

Moreover, we have provided production guarantees to certain off-takers in our PPAs. To the extent that the associated solar facilities become temporarily or permanently nonoperational, we will be liable to compensate the off-taker for the difference between the actual production and the guaranteed production amount, which could result in breaches of our PPAs and adversely impact our business and financial condition.

The solar energy systems we own have a limited operating history and may not perform as we expect.

We expect that many of the solar energy systems that we currently own or that we may acquire in the future will not have commenced operations, have recently commenced operations or otherwise have a limited operating history. Of the solar energy systems we owned as of December 31, 2021, 23%, 10% and 1% achieved commercial operation in 2021, 2020 and 2019, respectively. The ability of our solar energy systems to perform as we expect will also be subject to risks inherent in newly constructed renewable energy assets, including breakdowns and outages, latent defects, equipment that performs below our expectations, system failures and outages. As a result, our assumptions and estimates regarding the performance of these solar energy systems are, and will be, made without the benefit of a meaningful operating history, which may impair our ability to accurately assess the potential profitability of the solar energy systems and, in turn, our results of operations, financial condition and cash flows.

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We may not effectively manage the Internalization Transaction or realize the anticipated benefits thereof.

The Internalization Transaction will expose us to risks to which we have not historically been exposed. Historically, we have not had any employees but have rather been externally managed by GSAM pursuant to a Management Services Agreement. Under the Management Services Agreement, GSAM dedicates to us a team of approximately 100 professionals with extensive experience spanning transaction sourcing and financial analysis, power markets and physical asset analysis in the solar industry. In addition to this dedicated team, GSAM provides risk management, legal, accounting, tax, information technology and compliance personnel, among others, who provide services to us.

We currently anticipate that on or prior to the completion of this offering, we will engage in the Internalization Transaction, pursuant to which, among other things, (i) the Management Services Agreement will be terminated, (ii) we will make offers to directly employ the approximately 100 professionals currently employed by GSAM that are dedicated to our business under the Management Services Agreement and (iii) we will enter into a transition services agreement with GSAM that will provide for the provision of certain services to us, including risk management, legal, accounting, tax, information technology and compliance, for a specified period of time following completion of the Internalization Transaction. We may not manage this Internalization Transaction effectively. This Internalization Transaction could be a time-consuming and costly process and could divert management’s attention. The internalized company may encounter potential difficulties in the integration process which may result in the inability to successfully internalize corporate management or related corporate support functions in a manner that permits us to achieve the cost savings anticipated to result from the Internalization Transaction. Following the Internalization Transaction, we expect to be reliant on GSAM for certain services such as information technology, human resources, insurance, investor relations, legal, tax and accounting for a period of time after the closing of this offering pursuant to a transition services agreement. If we are unable to internalize or find other providers for these services within a reasonable time period, we may not achieve all of the expected benefits of the Internalization Transaction and our business, financial condition and results of operations could be materially and adversely affected.

In addition, we may not be able to retain all of the current GSAM employees who provided services to us pursuant to the Management Services Agreement. The failure to retain any such personnel, including members of our senior management, could have significant adverse effects on our business and operations. We expect that the employment agreements we will enter into with certain members of our senior management will contain certain restrictions, including a restriction on engaging in activities that are deemed competitive with our business. Although we believe these covenants will be enforceable under current law in the states in which we do business, there can be no guarantee that if these executives were to breach these covenants and engage in competitive activities, a court of law would fully enforce these restrictions. If these executives were to terminate their employment with us and engage in competitive activities, such activities could have a material adverse effect on our business, financial condition and results of operations. In addition, we expect the employment agreements we will enter into with such members of our senior management will provide that if their employment with us terminates under certain circumstances (including in connection with a change in control), then we may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment.

Further, our general and administrative expenses after the Internalization Transaction could be higher than our current expectations. The failure to manage the Internalization Transaction effectively, including failure to smoothly transition services or retain employees, could result in the anticipated benefits of the Internalization Transaction not being realized in the timeframe currently anticipated or at all. As an employer, we will be subject to those potential liabilities that are commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes and other

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employee-related liabilities and grievances, and we will bear the costs of the establishment and maintenance of employee benefit plans. There may be other unforeseen costs, expenses and difficulties associated with operating as an internally managed company. Any of these foregoing risks could materially adversely affect our business, financial condition and results of operations.

We may be unable to identify sufficient investment opportunities and complete transactions as planned.

Our strategy for building value is to seek to acquire or develop high-quality assets that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our group’s business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives may be subject to a number of closing conditions, including, as applicable, third-party consents, regulatory approvals (including from antitrust authorities) and other third-party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether. If returns are lower than anticipated from such initiatives, we also may not be able to achieve growth in our distributions in line with our stated goals and the market value of our shares may decline.

If we choose to acquire or lend to projects before they are operational, we will be subject to risks associated with projects that remain under development or construction.

As part of our business strategy, we may choose to acquire or lend to projects that have not yet commenced operations and remain under development or construction. Our development pipeline of pre-construction projects consists of approximately 1.1 GW in solar capacity and approximately 10 MW (or approximately 20 MWh) in energy storage capacity as of December 31, 2021. These projects are in various stages of the development process and we are targeting commercial development dates between 2022 and 2026. There can be no assurance that our pipeline will be converted into completed projects or generate revenues or that we can obtain the necessary financing to construct these projects. As we develop our pipeline organically or through acquisitions, some of the projects in our pipeline may not be completed or proceed to construction. There may be delays or unexpected developments in completing any future construction projects, which could cause the construction costs of these projects to exceed our expectations, result in substantial delays or prevent the project from commencing commercial operation. Various factors could contribute to construction-cost overruns, construction halts or delays or failure to commence commercial operation, including:

•	delays in obtaining, or the inability to obtain, necessary permits and licenses;

•	delays and increased costs related to the interconnection of new projects to the transmission system;

•	the inability to acquire or maintain land use and access rights;

•	the failure to receive contracted third-party services;

•	interruptions to dispatch at our projects;

•	supplier interruptions;

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•	work stoppages;

•	labor disputes;

•	weather interferences;

•	force majeure events;

•	changes in laws;

•

unforeseen engineering, environmental and geological problems, including discoveries of contamination, protected plant or animal species or habitat, archaeological or cultural resources or other environment-related factors;

•	unanticipated cost overruns in excess of budgeted contingencies; and

•	failure of contracting parties to perform under contracts, including the engineering, procurement and construction provider.

In addition, where we have a relationship with a third party to complete construction of a construction project, we are subject to the viability and performance of the third party. Our inability to find a replacement contracting party, where the original contracting party has failed to perform, could result in the abandonment of the construction of such project, while we could remain obligated under other agreements associated with the project, including offtake agreements, which may result in a default or termination of such offtake agreement, the imposition of liquidated damages or termination payments, or the loss of performance security.

Moreover, we may not be successful in achieving commercial operations for our projects that are under construction and in our development pipeline. The completion of solar energy and energy storage systems involves numerous risks and uncertainties including the risks set forth elsewhere in this prospectus. These risks and uncertainties may prevent some projects from progressing to construction and commercial operations. In addition, for a variety of reasons, we may elect not to proceed with the development or construction of a project currently in our fleet or in our development pipeline. Our growth depends on our continued ability to progress projects to commercial operations and our results in the future may not be consistent with our expectations or historical results.

Any of these risks could cause our financial returns on these solar energy systems to be lower than expected or otherwise delay or prevent the completion of such project or distribution of cash to us, or could cause us to operate below expected capacity or availability levels, which could have a material adverse effect on our ability to grow our business and generate sustainable and increasing cash flows.

Our growth strategy depends on the widespread adoption of solar energy and energy storage technology.

The market for solar energy and energy storage products is emerging and rapidly evolving, and our future success is uncertain. If solar energy technology proves unsuitable for widespread commercial deployment or if demand for solar energy and energy storage products fails to develop sufficiently, we may have difficulty in identifying and developing a pipeline of high-quality assets that meet our investment criteria, which could affect our ability to generate sustainable and increasing cash flows. The factors influencing the widespread adoption of solar energy and energy storage technology include but are not limited to:

•	cost-effectiveness of solar energy and energy storage technologies as compared with conventional and non-solar alternative energy technologies;

•	performance and reliability of solar energy and energy storage systems as compared with conventional and non-solar alternative energy products;

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•	continued deregulation of the electric power industry and broader energy industry;

•

fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels or in the prices or availability of minerals critical to the solar energy and energy storage sectors; and

•	availability of governmental subsidies and incentives.

We may be unable to efficiently acquire a large number of additional “middle-market” solar energy systems or otherwise adapt to the needs of our customer base.

We have historically targeted a significant portion of our investments in “middle-market” solar energy systems. The term “middle-market” includes solar energy systems that are larger than typical residential rooftop installations but smaller than large “utility-scale” installations, and that are expected to generally have generating capacity of between one and fifty MW. Projects on the lower end of this range include those referred to as “distributed generation”, “commercial and industrial” or “C&I” projects. Transaction costs associated with opportunities in middle-market solar energy systems are often high relative to opportunity size. Although we expect to develop efficiencies, such efficiencies may not materialize. If these efficiencies do not materialize, transaction costs associated with participating in middle-market solar energy systems may be higher than forecasted, resulting in lower than expected economic returns or a decision not to acquire a particular asset. Further, the current size of the middle-market relative to other segments of the renewable energy market in the U.S. is small, and there is no certainty regarding whether our customer base will remain active in the middle-market segment. If we are unable to identify a sufficient number of middle-market acquisition opportunities, we may be unable to deploy capital for such projects.

Our strategy is to tailor our products and services to the needs of our customers. Customer needs may change over time. Given our historical focus on middle-market solar energy systems, we may be unable to effectively identify, acquire, develop and operate solar energy systems in other segments of the solar energy market. Accordingly, we may be unable to adapt to changing market dynamics and the requirements of our enterprise customers. If we are unable to do so, our financial condition, results of operations and cash flow could be materially and adversely affected.

We have recently added energy storage systems to our fleet. Such projects may present construction and operational issues and other unforeseen challenges associated with deploying new technology.

The inclusion of energy storage systems in our fleet will require us to make assumptions regarding their useful life, cost of operations, need for insurance, likelihood of claims against warranties, and other such factors relating to their successful operation. For example, risks associated with the relatively unproven nature of energy storage systems, such as the risk of fire or explosion, increase the level of unpredictability in making assumptions relating to the costs associated with our fleet. Because we have less experience developing, building, and operating energy storage systems than solar energy systems, we may be more likely to make assumptions regarding such matters that prove to be incorrect. We may also be unable to develop, construct, or operate such systems successfully or profitably. Failure to accurately estimate such inputs may result in the related PPAs not being attractive, or not being as attractive as anticipated, which could in turn negatively affect our business. Similarly, incorrect assumptions on the nature of costs to operate such assets or the kind or amount of warranty protection such systems are likely to need, could, in turn, negatively affect our business.

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Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.

As of December 31, 2021, approximately 57%, 12% and 6% of our solar energy and energy storage systems were located in California, New Jersey and Arizona, respectively. In addition, we expect much of our near-term future growth to occur in these same markets, further concentrating our operational infrastructure. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in such markets and in other markets that may become similarly concentrated. Any of these conditions, even if only in one such market, could have a material adverse effect on our business, financial condition and results of operations. In addition, all of our current solar energy and energy storage systems are located in the U.S. and its territories, which makes us particularly susceptible to adverse changes in U.S. tax laws.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to our contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have a material adverse effect on our ability to deliver electricity to its various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

Counterparties to our contracts may not fulfill their obligations.

If, for any reason, any of the purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received. In addition, inadequate performance by counterparties to operation and maintenance contracts related to certain of its assets or investments may increase the risk of operational or mechanical failures of such facilities.

We will be exposed to credit, commodity price and interest rate risk.

We may acquire solar energy systems that expose us to credit, commodity price and interest rate risk. “Credit risk” refers to the likelihood that a company will default in the payment of principal and/or interest on an instrument. Financial strength and solvency of a company are the primary factors influencing credit risk. In addition, lack or inadequacy of collateral or credit enhancement for a debt instrument may affect its credit risk. Credit risk may change over the life of an instrument. Securities that are rated by rating agencies are often reviewed and may be subject to downgrade, which generally results in a decline in the market value of such security. “Commodity price risk” refers to the risk of loss in cash flows and future earnings from adverse changes in the price of electricity and of tax attributes such as SRECs. “Interest rate risk” refers to the risks associated with market changes in interest rates. Interest rate changes may affect the value of a debt instrument indirectly (especially in the case of fixed

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rate securities) and directly (especially in the case of instruments whose rates are adjustable). Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules. Current economic and market conditions, which include a volatile credit market, may accentuate credit, commodity price and interest rate risks and expose us to a greater risk of loss.

Most of our customer contracts do not include inflation-based price increases.

Most of our customer contracts do not contain inflation-based price increase provisions. To the extent that the jurisdictions in which we operate experience high rates of inflation, which increases our operating costs, we may not be able to generate sufficient revenues to offset the effects of inflation, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

The operation of our fleet and development of our pipeline could be affected by local communities.

We may become impacted by the interests of local communities and stakeholders, including in some cases, Indigenous peoples, that affect the operation of our facilities. Certain of these communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, including the use of our project lands. Any such differences could have a negative impact on the successful operation of our fleet and the development of our pipeline. As well, disputes surrounding, and settlements of, Indigenous land claims regarding lands on or near our generating assets could interfere with operations and/or result in additional operating costs or restrictions, as well as adversely impact the use and enjoyment of our real property rights with respect to our fleet and pipeline.

We rely on computerized business systems, which could expose us to cyber-attacks.

Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which they rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. Cyber-security breaches or failures of our information technology systems could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.

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There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.

We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular development project or existing asset.

Performance of our operating entities may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.

Certain of our subsidiaries may in the future be parties to collective agreements that expire periodically and those subsidiaries may not be able to renew their collective agreements without a labor disruption or without agreeing to significant increases in cost. In the event a labor disruption such as a strike or lock-out should occur in the future, the ability of our solar energy systems to generate electricity may be impaired and our results from operations and cash flow could be materially and adversely affected.

Some of our transactions and current operations are structured as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which may reduce our influence over our operating subsidiaries and may subject us to additional obligations.

Some of our transactions and current operations are structured as joint ventures, partnerships and consortium arrangements. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise, and other industrywide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from those of our management, GSAM and/or our shareholders.

While our strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, certain unanticipated management decisions relating to the underlying operations and financing activities, including decisions relating to the management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that other investors may make business, financial or management decisions with which we do not agree, or the management of the applicable company may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

In addition, because some of our transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

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Changes in demand for power or power derived from renewable energy sources specifically may adversely affect our business.

Demand for power is affected by a variety of factors, which are not necessarily within our control. Slow growth or an overall reduction in demand for power, such as through improvements in energy efficiency, could have a material adverse effect on our business prospects, financial condition and results of operations. Demand for renewables is affected by a complex interaction of economic and political pressures and environmental preferences. There are uncertainties associated with the timing of fossil fuel plant retirements—in part driven by environmental regulations—and with the scale, pace and structure of replacement capacity. Slow growth or volatility in the demand for renewable energy specifically could also have a material adverse effect on our plan to grow our business.

Additionally, the development of new renewable energy sources and the overall growth of the renewable energy industry has generally been supported by various local, state or provincial, national, supranational and international policies. For example, the renewable energy market currently benefits from the availability of certain financial and regulatory support, enhancing the attractiveness of renewable energy to purchasers and the economic return available. Various government bodies provide incentives to owners, manufacturers, distributors, system integrators, and end users of renewable energy products, to include financial incentives such as tax credits and rebates. Such incentives vary widely in scope and duration by jurisdiction. To the extent these supports and incentives expire, it may reduce the demand for and negatively impact the market for renewable energy. For example, some jurisdictions have RPSs for electric power generation, mandating that a certain percentage of the grid be powered by renewable energy. Several jurisdictions are expected to reach their current RPS targets within the next several years. If these targets are not increased, if they are decreased, or if other financial and regulatory incentives are not extended, the demand for additional renewable generation could decrease. This could adversely impact the economic value of our existing and planned operations, which may have a material adverse effect on our business, prospects, and financial condition. Alternatively, to the extent that such programs and incentives are implemented or extended, but in a form where we are ineligible to participate or take advantage but our competitors or customers are, or where these programs and incentives provide greater benefits to our competitors, this may impact the demand for our products and services. For instance, some states may implement “Clean Energy Standards” which may, in addition to renewables, contemplate the use of nuclear, carbon capture, and other renewable energy alternatives.

Any political changes in the jurisdictions in which we operate, particularly those that reduce, eliminate, or cause to expire government incentives for renewable energy, may impact the competitiveness of renewable energy or the growth of the industry generally and the economic value of certain of our projects in particular.

Developments in alternative energy transition, energy efficiency technologies and energy storage could negatively impact the demand for our capacity, power generation, and battery operations.

Renewable energy production, such as solar and battery, face competition from several other energy transition technologies, to include hydrogen and fossil fuel energy generation paired with carbon capture, utilization, and sequestration (“CCUS”), among others. The demand for renewable energy may be materially and adversely affected by the development of such alternative technologies. For example, CCUS may improve the emissions profile of natural gas such that it maintains a role as a preferred alternative to renewable-based electricity generation. Similarly, hydrogen may be considered a better means of energy production than renewables or a better long-term or long-distance energy storage mechanism than batteries. Regulatory bodies could adopt rules that favor certain forms of energy generation and storage over others, which may not include renewables, such as solar, or

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battery storage. Alternative storage technologies may limit the demand for lithium-ion batteries or similar electrochemical technologies. If any of the above cause of contribute to a lower demand for electricity generated from renewable sources, particularly solar, or battery storage, it could adversely impact our long-term growth, business, results of operations, and financial condition.

Additionally, advances in energy efficiency technologies may reduce the demand for electricity and, subsequently, for our products and services. For more information, see our risk factor titled “Changes in demand for power or power derived from renewable energy sources specifically may adversely affect our business.”

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

Our cost of borrowing under our credit facilities and our ability and the terms under which we may access the credit markets are affected by credit ratings assigned to us by the major credit rating agencies. These ratings are premised on our performance under assorted financial metrics and other measures of financial strength, business and financial risk, industry conditions, timeliness of financial reporting and other factors determined by the credit rating agencies. Our current ratings have served to lower our borrowing costs and facilitate access to a variety of lenders. However, there can be no assurance that our credit ratings or outlook will not be lowered in the future in response to adverse changes in these metrics and factors caused by our operating results or by actions that we take, that reduce our profitability, or that require us to incur additional indebtedness for items such as substantial acquisitions, significant increases in costs and capital spending in security and IT systems, significant costs related to settlements of litigation or regulatory requirements or by returning excess cash to shareholders through dividends. A downgrade of our credit ratings would increase our cost of borrowing, negatively affect our ability to access the capital markets on advantageous terms, or at all, negatively affect the trading price of our securities, and have a significant negative impact on our business, financial condition and results of operations.

We have and will continue to have high levels of indebtedness and our relatively large fixed costs magnify the impact of revenues fluctuations on our operating results.

We had approximately $1.3 billion of indebtedness as of December 31, 2021, primarily consisting of $62 million outstanding under our Subscription Facility (defined below), $225 million outstanding under our Warehouse Facility (defined below) and $444 million and $595 million outstanding under our secured notes due 2044 and 2046, respectively.

Because borrowings under our Subscription Facility and Warehouse Facility bear interest at variable rates, any increase in interest rates on debt that we have not fixed using interest rate swap agreements will increase our interest expense, reduce our cash flow or increase the cost of future borrowings or refinancings. Our indebtedness could have important consequences to our investors, including, but not limited to:

•	increasing vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

•

requiring the dedication of a substantial portion of cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures or other general corporate purposes;

•	limiting flexibility in planning for, or reacting to, changes in our business and the competitive environment; and

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing.

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Other than variable rate debt, we believe our business has relatively large fixed costs and low variable costs, which magnifies the impact of revenues fluctuations on our operating results. As a result, a decline in our revenues may lead to a relatively larger impact on operating results. A substantial portion of our operating expenses will be related to general and administrative expenses and operations and maintenance expenses, none of which can be adjusted quickly and some of which cannot be adjusted at all. Our operating expense levels will be based on our expectations for future revenues. If actual revenues are below management’s expectations, or if our expenses increase before revenues do, both revenues less transaction-based expenses and operating results would be materially and adversely affected. Because of these factors, it is possible that our operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of our common stock may be adversely affected.

Uncertainty relating to the phasing out of LIBOR may result in our paying increased interest under our credit facilities.

In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. As a result, LIBOR was discontinued at the end of 2021.

Borrowings under our credit facilities bear interest at rates determined using LIBOR as the reference rate. At this time, it is not possible to predict the effect that any discontinuance, modification or other reform of LIBOR or any other reference rate, or the establishment of alternative reference rates, may have on LIBOR, other benchmarks, or LIBOR-based debt instruments such as our credit facilities. However, the use of alternative reference rates or other reforms could cause the interest rates payable under our credit facilities to be substantially higher than we would otherwise have expected.

Risks Related to Taxes and Regulations

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our solar energy and energy storage systems are, and any assets which we may acquire will be, required to comply with numerous supranational, federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may be involved in litigation and other disputes and may be subject to governmental and regulatory investigations.

In the normal course of our operations, we and our affiliates may be involved in various legal actions such as contractual disputes and other litigation that could expose us to liability for damages

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and potential negative publicity associated with such legal actions. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and, as a result, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations, cash flow and reputation. We and our affiliates are also subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of its outcome, are generally costly, divert management attention, and have the potential to damage our reputation. The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.

We are subject to complex environmental, health, and safety laws and regulations that may affect our operations.

Our operations are subject to numerous environmental, health, and safety (“EHS”) laws and regulations in the jurisdictions in which we operate. These laws and regulations require that we obtain, maintain, and comply with permits, licenses, and other approvals, engage in review processes, and implement EHS programs and procedures to control risks associated with the siting, construction, operation, and decommissioning of power projects. Some projects, in order to obtain permits, licenses, and other approvals, are required to undergo environmental impact assessments and, if applicable, install or undertake programs that safeguard protected species, sites, or otherwise limit the impacts of their operations. If such programs are unsuccessful, our projects could be subject to increased levels of delay; costly mitigation or remediation requirements; operational curtailment; penalties; or revocation of our permits. Moreover, various parties may choose to challenge certain of our permits or authorizations or bring legal complaints for alleged non-compliance with laws and regulations. This may cause us to incur defense costs and/or perform additional mitigation or remedial activities or otherwise delay construction activities. We may also be subject to local opposition, to include efforts by environmental groups, which could attract negative publicity or have an adverse impact on our reputation and ability to timely complete projects.

Our operations are subject to stringent and complex laws and regulations relating to the generation, use, handling, storage, recycling, disposal and exposure to solid and hazardous wastes, which laws are subject to change. In the course of our operations, we may generate solid or certain hazardous wastes through the disposal of solar panels, spent batteries, and other materials utilized in our operations. Additionally, environmental laws can result in the imposition of liability in connection with end-of-life system disposal, to include the disposal of and recycling of solar panels or batteries, amongst other wastes generated in connection with our operations. These laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), may impose strict, joint, and several liability, without regard to fault or the legality of the activities giving rise to the claim, for the investigation and remediation of areas where hazardous substances may have been released or disposed. We may also become liable under certain of these laws and regulations for costs to investigate or remediate contamination at properties we own or operate, that we formerly owned or operated, or that have received our hazardous waste for disposal or treatment. Remediation liabilities can be substantial, the costs of which may not be covered by insurance.

We may also incur substantial costs to maintain compliance with EHS laws and regulations. Such costs could increase if existing laws and regulations are revised or reinterpreted or if new laws or regulations become applicable to our operations. Any failure to comply with such laws and regulations may result in the imposition of restrictions on our operating activities, adverse publicity, administrative, civil or criminal liabilities, injunctions, third-party property damage or personal injury claims, investigatory, cleanup or other remedial costs, or other adverse effects on our business, financial condition, or results of operations. Furthermore, future developments such as more stringent enforcement policies, or the discovery of presently unknown environmental conditions may require

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expenditures that could have an adverse effect on or business, financial condition, and results of operations. Additionally, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities and any environmental attributes we may generate in connection with our operations. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations by limiting our ability to recover certain costs or by favoring certain types of power generation over others.

Our operations also require us to ensure our employees receive adequate training and guidance to follow the health, safety, and security policies, procedures, and programs we implement in order to effectively comply with applicable EHS laws and regulations. The consequences of our employees receiving inadequate training or failing to follow the policies, procedures, and programs in place could be harmful to us, impairing our operations, causing us to incur significant legal liability or fines, result in reputational damage, and negatively impacting employee morale. In addition, worker safety incidents occurring in connection with our operations could expose us to personal injury claims or fines and penalties from governmental authorities, the costs of which may not be covered by insurance. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of EHS laws and regulations could have an adverse impact on operations and result in additional material expenditures. Additional EHS issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations. See “Business—Environmental Laws and Regulations” for additional information regarding certain environmental requirements applicable to our operations.

Our business is subject to physical hazards that could result in substantial liabilities and weaken our financial condition.

We are subject to a number of federal and state laws and regulations relating to our workforce, including the federal Occupational Safety and Health Act, as amended (“OSHA”), which establishes requirements to protect the health and safety of workers. Many of our operations expose our workers to heavy equipment, mechanical failures, hazardous conditions, transportation accidents, adverse weather conditions, and the risk of damage to equipment and property. These hazards can cause personal injuries and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and litigation which could, in some cases, substantially exceed the amount we charge for the associated services. The occurrence of accidents in our business could result in significant liabilities, worker turnover, increase the costs of our projects, or harm our ability to perform under our contracts or enter into new customer contracts, all of which could materially adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects. Further, to the extent our reputation or safety record is adversely affected, our customer relationships may be negatively impacted.

Our operations are highly regulated and may be exposed to increased regulation, which could result in additional costs to us.

Our solar energy systems are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that

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are not currently regulated may become subject to regulation, which could result in additional cost to its business.

Electric utility policies and regulations, including those affecting electric rates, may present regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for electricity from our solar energy systems and adversely impact our results of operations.

Federal, state and local government regulations and policies concerning the electric utility industry, utility rates and rate structures and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing. Policies and regulations that promote renewable energy and distributed energy generation have been challenged by centralized electric utilities and questioned by those in government and others arguing for less governmental spending and involvement in the energy market. To the extent such views are reflected in government policies and regulations, the changes in such policies and regulations could adversely affect our business, financial condition and results of operations. Furthermore, any effort to overturn federal and state laws, regulations or policies that are supportive of solar energy generation and energy storage or that remove costs or other limitations on other types of energy generation that compete with solar energy systems could materially and adversely affect our business.

In the U.S., governmental authorities and state public service commissions that determine utility rates, rate structures and the terms and conditions of electric service continuously modify these regulations and policies. These regulations and policies could result in a significant reduction in the potential demand for electricity from our solar energy and energy storage systems and could deter customers from entering into PPAs with us or from re-contracting PPAs on terms favorable to us.

Increases in the cost or reduction in supply of solar energy and energy storage system components due to tariffs or trade restrictions imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.

China is a major producer of solar cells and other solar products. Certain solar cells, modules, laminates and panels from China are subject to various U.S. antidumping and countervailing duty rates, depending on the exporter supplying the product, imposed by the U.S. government as a result of determinations that the U.S. was materially injured as a result of such imports being sold at less than fair value and subsidized by the Chinese government. We may seek to purchase these products from manufacturers in China. In addition, tariffs on solar cells, modules and inverters in China may put upward pressure on prices of these products in other jurisdictions from which we currently purchase equipment, which could reduce our ability to offer competitive pricing to potential customers.

Additionally, the U.S. government has imposed various trade restrictions on Chinese entities determined to be acting contrary to U.S. foreign policy and national security interests. For example, the U.S. Department of Commerce’s Bureau of Industry and Security has added a number of Chinese entities to its entity list for enabling human rights abuses in the Xinjiang Uyghur Autonomous Region (“XUAR”) or for procuring U.S. technology to advance China’s military modernization efforts, thereby imposing severe trade restrictions against these designated entities. Moreover, on June 23, 2021, U.S. Customs and Border Protection issued a Withhold Release Order pursuant to Section 307 of the Tariff Act of 1930 excluding the entry into U.S. commerce silica-based products (such as polysilicon) manufactured by Hoshine Silicon Industry Co. Ltd. (“Hoshine”) and related companies, as well as goods made using those products, based on allegations relating to Hoshine labor practices in the XUAR to manufacture such products. Additionally, proposed legislation in both the U.S. House of Representatives and the Senate seeks to ban the import of all goods from the XUAR over allegations

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of widespread, state-backed forced labor in the region. Although we maintain policies and procedures to maintain compliance with all governmental laws and regulations, these and other similar trade restrictions that may be imposed against Chinese entities in the future may have the effect of restricting the global supply of, and raising prices for, polysilicon and solar products, which could increase the overall cost of solar energy systems and reduce our ability to offer competitive pricing in certain markets.

We cannot predict what additional actions the U.S. may adopt with respect to tariffs or other trade regulations or what actions may be taken by other countries in retaliation for such measures. If additional measures are imposed or other negotiated outcomes occur, our ability to purchase these products on competitive terms or to access specialized technologies from other countries could be further limited, which could adversely affect our business, financial condition and results of operations.

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Any changes in our effective tax rates or tax liabilities could adversely affect our results of operations and financial condition. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expansion into or future activities in new jurisdictions;

•	the availability of tax deductions, credits, exemptions, refunds, and other benefits to reduce tax liabilities;

•	tax effects of share-based compensation; and

•	changes in tax laws, tax regulations, accounting principles, or interpretations or applications thereof.

For example, the U.S. Congress is currently considering legislation which would extend certain tax credits for renewable energy facilities. As part of these changes, however, facilities may be subject to additional requirements and/or limitations which may increase the cost to develop or finance such facilities. The exact nature of these potential changes and their impact, if enacted, is not fully known. These or any other changes to government incentives that impose additional restrictions or favor certain renewable energy sources or projects over our renewable energy sources or projects could increase costs, limit our ability to utilize tax benefits, reduce our competitiveness, and/or adversely impact our growth. Any such event could have a material adverse effect on our business, financial condition, and results of operations.

In addition, an adverse outcome arising from an examination of our income or other tax returns could result in higher tax exposure, penalties, interest, or other liabilities that could have an adverse effect on our operating results and financial condition.

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If either (a) the solar energy systems in which we are invested cease to be qualifying property within five years of the applicable placed-in-service date of such property or (b) the IRS makes a determination that the tax basis of any such solar energy system is materially lower than what was reported on the applicable tax returns, we may have to pay significant amounts to the partnerships that own such solar energy systems, to our tax-equity investors and/or to the U.S. government, and any such payment obligations could adversely affect our results of operations and financial condition.

ITCs are subject to recapture if a solar energy system ceases to be qualifying property for any reason (e.g., due to a solar energy system becoming temporarily or permanently nonoperational) within five years of its placed-in-service date. The ITCs subject to recapture with respect to a solar energy system decrease by 20% on each anniversary of such solar energy system’s placed-in-service date. If such a recapture event were to occur with respect to one of the solar energy systems owned by a partnership in which we are invested, we could owe the partnership, or the tax-equity investors in such partnership, an amount equal to the value of the tax-equity investors’ share of the ITCs that were recaptured. We could also be subject to tax liabilities, including interest and penalties, based on our share of recaptured ITCs. Any such recapture could adversely affect our results of operations and financial condition.

The ITCs available to be claimed with respect to any solar energy system are determined in part by the tax basis of the applicable solar energy system. The tax basis of the solar energy systems in which we are invested are reported on the tax returns of the partnerships that own the applicable solar energy systems. The tax basis reported on any such tax return is based on the appraised fair market value of the applicable solar energy system. The IRS may review the basis on audit and determine whether any tax credits previously claimed should be reduced. In these circumstances, if the basis is determined to be less than reported, we may owe our tax-equity investors an amount equal to the value of their share of the ITCs claimed on the difference, plus any costs and expenses associated with a challenge to that valuation. We could also be subject to tax liabilities, including interest and penalties, based on our share of ITCs claimed that are eliminated in any such determination. Any such determination by the IRS could adversely affect our results of operations and financial condition.

If 50% or more of the value of our stock is held by tax-exempt entities that each own at least 5% of our stock and we do not file a timely irrevocable election to not be treated as a tax-exempt entity under Section 168(h)(6) of the Code, it could adversely affect our results of operations and financial condition. If we do make such an election, tax-exempt entities that own our stock may face adverse tax consequences from owning our shares.

We are invested in a number of partnership arrangements in which we customarily agree to indemnify the partnership and any other investor in the partnership for losses incurred if we become a tax-exempt entity for federal income tax purposes. We may be considered a tax-exempt entity if 50% or more of the value of our stock is held by tax-exempt entities that each own at least 5% of our stock and we do not file a timely irrevocable election to not be treated as a tax-exempt entity for purposes of Section 168(h)(6) of the Code (any such election, a “Section 168(h)(6)(F) Election”). We may not be aware of ownership changes of our stock that would cause us to be considered a tax-exempt entity, or we may not be aware of such ownership changes in sufficient time, such that it is impracticable to timely make a Section 168(h)(6)(F) Election.

If we become a tax-exempt entity and we do not make a Section 168(h)(6)(F) Election, a portion of the assets held by partnerships in which we hold an interest could be classified as tax-exempt-use property. Tax-exempt use property is not qualifying property for purposes of the ITC, which could result in recapture of ITCs, and is ineligible for accelerated depreciation. If property of any partnership in which we hold an interest is classified as tax-exempt use property as a result of our new status as a

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tax-exempt entity, we could owe certain of our affected partnerships, or the other investors in such partnerships, an amount equal to the losses incurred by such persons from delayed depreciation deductions, recapture of ITCs and interest and penalties, which could adversely affect the results of our operations and financial condition.

If we would otherwise become a tax-exempt entity and do make a Section 168(h)(6)(F) Election, none of the assets of any of partnership in which we hold an interest would be classified as tax-exempt use property as a result of our ownership. However, our Section 168(h)(6)(F) Election would result in interest received or accrued from us, gain on the sale of our stock and certain dividends received or accrued from us being treated as “unrelated business taxable income” (“UBTI”) to any tax-exempt shareholder. The potential for income to be characterized as UBTI could make our shares an unsuitable investment for a tax-exempt entity. Tax-exempt shareholders are urged to consult their tax advisors regarding the tax consequences of an investment in our shares.

U.S. federal income tax law is not clear regarding when our projects can be considered to have been “placed in service,” and we have obligations to indemnify some of our tax-equity investors if the IRS is successful in asserting that the relevant tax-equity fund did not place in service the system it owns. If we were required to make any payments as a result of this indemnity, it could adversely affect our results of operations and financial condition.

Generally, only the entity that originally places a solar energy system in service may claim an ITC. The term “placed in service” for U.S. federal income tax purposes is not statutorily defined, and while the IRS and tax court decisions have provided general guidance related to the factors that should determine when property is placed in service for U.S. federal income tax purposes, it has not provided any guidance specifically related to this issue for solar energy systems. We have indemnification obligations in place with some of our tax-equity investors for ITC losses resulting from systems being transferred to their tax-equity funds after having been placed in service for U.S. federal income tax purposes. If the IRS were to assert that these solar energy systems were placed in service for U.S. federal income tax purposes, before being transferred to the relevant tax-equity fund, it could lead to the loss of the ITCs claimed on these systems, and any resulting indemnification payments that we may be required to make to our tax-equity investors, now or in the future, could adversely affect our financial condition.

Changes in the treatment of renewable energy certificates may adversely impact our business.

A significant portion of our business revenue is generated from the sale of RECs, in particular SRECs. RECs represent the “renewable” nature of the electricity. The creation of RECs depends on the type of renewable energy, such as solar, and includes criteria such as location, size, date of operation of the project, and energy delivery needs. RECs can be sold bundled with electricity or sold separately. The demand for RECs, and their associated price, may change depending on the availability of renewable electricity in a particular jurisdiction and the need for other entities to purchase RECs to meet regulatory or other requirements or expectations. To the extent that renewable energy becomes more prevalent, the price of RECs could fall which would result in an adverse impact upon our revenues from the sale thereof. Additionally, some jurisdictions may favor certain types of renewable power generation over others with respect to the creation and value of RECs, which may impact the value of RECs. For example, the RPS in certain jurisdictions requires a minimum portion of the renewable capacity to be met by solar energy, which may result in a premium for SRECs. However, requirements related to the creation and value of RECs are subject to change, and it cannot be guaranteed that our operations will always generate higher value RECs. Furthermore, regulatory changes that lower the value assigned to RECs generated in connection with certain of our assets have the potential to materially adversely affect our financial condition.

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We are required to comply with complex recordkeeping requirements associated with the generation and sale of RECs. Such requirements become more complex when RECs are separated from the electricity produced at our projects. If we do not comply with recordkeeping requirements, this could result in less RECs than expected. Separate sales may also impact how we are allowed to characterize the REC-less electricity, which could adversely impact our operations.

Changes to, or reductions in, tax credits and other financial incentives could materially adversely affect our business, financial condition and results of operation.

Our business depends in part on current government policies that promote and support solar energy and enhance the economic viability of solar energy systems. These incentives include tax credits and other financial incentives. A loss of, or reduction in, such incentives could decrease the attractiveness of new solar energy systems to tax-equity investors, which could adversely impact our business and our access to capital.

The federal government currently offers an ITC for the installation of certain solar energy facilities owned for business purposes. If construction on the facility began before January 1, 2020, the amount of the ITC available is 30%, if construction began (or begins) during 2020, 2021, or 2022 the amount of the ITC available is 26%, and if construction begins during 2023 the amount of the ITC available is 22%. The ITC steps down to 10% if construction of the facility begins after December 31, 2023 or if the facility is not placed in service before January 1, 2026. The ITC has been a significant driver of the financing supporting the adoption of solar energy systems in the United States. The scheduled reduction in these tax credits may impact the attractiveness of solar energy systems and have an adverse effect on our business, financial condition and results of operations.

The economics of purchasing a solar energy system and energy storage system are also improved by eligibility for accelerated depreciation, also known as the modified accelerated cost recovery system (“MACRS”), which allows for the depreciation of equipment according to an accelerated schedule set forth by the IRS. This accelerated schedule allows a taxpayer, such as a tax-equity investor, to recognize the depreciation of tangible solar property on a five-year basis even though the useful life of such property is generally greater than five years. To the extent that these policies are changed in a manner that reduces the incentives that benefit our business, we may experience reduced revenues and increased financing costs and encounter difficulty obtaining financing.

Risks Related to this Offering and Our Common Stock

We have a history of losses and may not achieve or sustain profitability in the future.

We have suffered recurring losses from operations and have been dependent on new investment to sustain our operations. During the years ended December 31, 2021, 2020 and 2019, we reported net losses of $            , $20.3 million and $4.3 million, respectively. We may not achieve profitability in the foreseeable future, if at all. In addition, our operating expenses may be more than our future revenue growth. We expect our future cost of revenue and operating expenses to continue to increase in the foreseeable future as we continue to expand our operations.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the

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SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be a “non-accelerated filer.” Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31,            . Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. In this regard, we may face particular challenges given our historical reliance on GSAM to externally manage us pursuant to the Management Services Agreement and the risk that we may not be able to retain all accounting, legal, information technology and other personnel and systems that we have historically been provided to us following the Internalization Transaction. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

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The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters, based on numerous factors which we discuss in “Underwriting (Conflicts of Interest),” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class-action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

GSAM will hold a significant portion of the voting power of our common stock.

Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares and an assumed initial public offering price for our common stock of $             per

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share (the midpoint of the price range set forth on the cover of this prospectus)), GSAM will own approximately     % of our common stock. As a result, GSAM will have significant influence on the outcome of all matters requiring stockholder approval, including mergers and other material transactions and the composition of our board of directors. The existence of a significant stockholder may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in our best interests.

So long as GSAM continues to control a significant amount of our common stock, it will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, GSAM’s interests may differ or conflict with the interests of our other stockholders. In addition, GSAM and its owners and affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Such entities and persons may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a significant stockholder.

Certain Designated Parties are not limited in their ability to compete with us, and the corporate opportunity provisions in our certificate of incorporation could enable such Designated Parties and their respective affiliates to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that our directors who are not also our officers, including any such directors affiliated with GSAM, and their respective portfolio investments and affiliates (collectively, the “Designated Parties”) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our certificate of incorporation will, among other things:

•	permit such Designated Parties to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•

provide that if such Designated Parties, or any employee, partner, member, manager, officer or director of such Designated Parties who is also one of our directors, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

The Designated Parties may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, the Designated Parties may dispose of solar energy and energy storage systems in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to the Designated Parties could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of Capital Stock.”

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Our certificate of incorporation and bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:

•	dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

•

providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•

permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•

permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

•

requiring the affirmative vote of the holders of at least 75% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause;”

•	prohibiting cumulative voting in the election of directors;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our or our stockholders’ behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees, agents and stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware

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General Corporation Law (“DGCL”), our certificate of incorporation or our bylaws, (iv) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware. Our certificate of incorporation will also provide that, to the fullest extent permitted by applicable law, the federal district courts of the U.S. are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors. For example, the Court of Chancery of the State of Delaware recently determined a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of our common stock in subsequent offerings. After the completion of this offering, we will have                  outstanding shares of common stock, including                  shares of common stock that we are selling in this offering but excluding the                  shares of common stock that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, GSAM (assuming an initial public offering price for our common stock of $             per share (the midpoint of the price range set forth on the cover of this prospectus)) will own                  shares of common stock, representing approximately     % (or     % if the underwriters’ option to purchase additional shares is exercised in full) of our outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting (Conflicts of Interest),” but may be sold into the market in the future. We expect that GSAM will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreements.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                  shares of our common stock issued or reserved for issuance under our long-term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

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We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $             per share because the initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution will result because our earlier investors paid substantially less than the initial public offering price when they initially acquired their interests in us. In addition, you may also experience additional dilution upon future equity issuances, the exercise of stock options to purchase common stock granted to our employees and directors under our stock option and equity incentive plans or the exercise of warrants to purchase common stock. See “Dilution.”

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, all of our directors and executive officers and GSAM have entered or will enter into lock-up agreements, and substantially all of our other stockholders immediately prior to this offering will be governed by provisions of our certificate of incorporation, in each case pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of                  days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See “Underwriting (Conflicts of Interest)” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We may issue preferred stock the terms of which could adversely affect the voting power or value of our common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts

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ceases to cover us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who covers us downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

We are not, and do not intend to become, regulated as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”) (and similar legislation in other jurisdictions) and, if we are deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We are not and do not intend to become regulated as an investment company and we intend to conduct our activities so we will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We are and will be limited in the types of acquisitions that it may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose of. Moreover, if anything were to happen which would cause us to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among GSAM and us would be impaired, the type and number of acquisitions that our we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the restructuring of our company and our operating subsidiaries, the amendment of our governing documents or the dissolution of our company, any of which could materially adversely affect the value of our common stock.

General Risk Factors

Developments associated with the COVID-19 pandemic could have an adverse effect on our business.

The rapid spread of the novel coronavirus (2019-nCoV) (“COVID-19”), which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. The COVID-19 pandemic has resulted in governments around the world implementing stringent measures to help control the spread of the virus, including quarantines, social distancing protocols, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures and other measures. Governments and central banks around the world have enacted fiscal and monetary stimulus measures to counteract the effects of the COVID-19 pandemic and various other response measures, however, the overall magnitude and long-term effectiveness of these actions remain uncertain. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of the COVID-19 pandemic. We have implemented a response plan to maintain its operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, we may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in its business and has some risk that its contract counterparties could fail to meet their obligations.

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Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of the COVID-19 pandemic, including any responses to it, will be on the global economy or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, continually evolving and difficult to predict, including, but not limited to, new information which may emerge concerning the severity of COVID-19, additional actions which may be taken to contain the COVID-19 pandemic or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the pace, availability, distribution and acceptance of effective vaccines. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may be exposed to uninsurable losses and may become subject to higher insurance premiums.

While we maintain certain insurance coverage, including property insurance coverage for catastrophic losses such as hurricanes, earthquakes or floods, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims or are subject to higher deductibles, our financial position could be materially and adversely affected. Our insurance policies may cover losses as a result of certain types of natural disasters or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits that may not be adequate. Our insurance policies are subject to review by our insurers and may not be renewed on similar or favorable terms or at all.

Seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success.

Our business could be adversely affected if we are required to enforce contracts through the courts and we are unsuccessful or incur significant amounts of time and expenses seeking to do so. High litigation costs and long delays make resolving commercial disputes in court time consuming and expensive. Such costs can be difficult to calculate with certainty. In addition, in certain jurisdictions in which we currently conduct business or may seek to conduct business in the future, there can be uncertainty regarding the interpretation and application of laws and regulations relating to the enforceability of contractual rights.

We may experience increased labor costs, and the unavailability of skilled workers or our failure to attract and retain qualified personnel could adversely affect us.

We and the third-party service providers we contract with are dependent upon the available labor pool of skilled employees. We and our service providers compete with other energy companies and other employers to attract and retain qualified personnel with the technical skills and experience required to construct and operate our fleet and our pipeline and to provide our customers with the highest quality service. We and our service providers are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. A shortage in the labor pool of skilled workers in the U.S., or other general inflationary pressures or changes in applicable laws and regulations, could make it more difficult for us or our service providers to attract and retain qualified personnel and could require an increase in the wage and benefits packages that we offer or an increase in the rates of our service providers, thereby increasing our operating costs. Any increase in our operating costs could materially and adversely affect our business, financial condition, operating results, liquidity and prospects.

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We may be exposed to force majeure events.

The occurrence of a significant event that disrupts the ability of our fleet to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Our fleet and our pipeline could be exposed to severe weather conditions, natural disasters and potentially catastrophic events. An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our fleet and/or our pipeline could also disrupt its ability to generate or sell power. In certain cases, there is the potential that some events may not excuse us from performing our obligations pursuant to agreements with third parties and therefore may expose us to liability.

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CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

These statements generally relate to future events or our future financial or operating performance. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as “may,” “will,” “likely,” “should,” “expect,” “anticipate,” “could,” “contemplate,” “target,” “anticipate,” “future,” “plan,” “believe,” “intend,” “goal,” “seek,” “estimate,” “project,” “target,” “predict,” “potential,” “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. There are many reasons we may not achieve the results we disclose in this prospectus, including, without limitation, the factors listed below:

•	changes to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our solar facilities;

•	volatility in supply and demand in the energy markets;

•	our inability to re-negotiate or replace expiring PPAs on similar terms;

•

our inability to obtain long-term contracts for the sale of our power produced by our projects on favorable terms and our inability to meet certain milestones and other performance criteria under existing PPAs;

•	our failure to be able to sell such SRECs at attractive prices;

•	potential losses due to our guarantee of certain of the obligations of our projects and other subsidiaries;

•	our ability to use tax-equity arrangements to finance projects;

•	disruptions in our supply chain for materials and components and increased logistics costs;

•	competition from traditional utilities and renewable energy companies;

•	advances in technology that impair or eliminate the competitive advantage of our projects;

•	an increase in the amount of uncontracted generation in our portfolio;

•	our concessions and licenses not being renewed;

•	our real property rights for solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us;

•	increases in the cost of operating our facilities;

•	equipment failures and the costs and potential liabilities associated with such failures;

•	solar energy systems may not perform as we expect;

•	our ability to effectively manage the Internalization Transaction or realize the anticipated benefits thereof;

•	our inability to identify sufficient investment opportunities and complete transactions;

•	risks associated with projects that remain under development or construction;

•	widespread adoption of solar energy and energy storage technology;

•	inability to efficiently acquire a large number of additional “middle-market” solar energy projects or otherwise adapt to the needs of our customer base;

•	construction and operational issues and other unforeseen challenges associated with deploying new technology;

•	our concentration in certain markets;

•	availability and access to interconnection facilities and transmission systems;

•	counterparties to our contracts not fulfilling their obligations;

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•	credit, commodity price and interest rate risk;

•	customer contracts not including inflation-based price increases;

•	generating facilities affected by local communities;

•	our reliance on computerized business systems, which could expose us to cyber-attacks;

•	newly developed technologies that our company invests not performing as anticipated;

•	labor disruptions and economically unfavorable collective bargaining agreements;

•	reduction of our influence over our operating subsidiaries and subjection to additional obligations;

•	changes in demand for power or power derived from renewable energy sources;

•	developments in alternative energy transition, energy efficiency technologies and energy storage;

•	changes in our credit ratings;

•	our high level of indebtedness and relatively large fixed costs;

•	uncertainties relating to the phasing out of LIBOR;

•	our failure to comply with or our inability to maintain governmental permits;

•	litigation and other disputes and governmental regulatory investigations;

•	complex environmental, health, and safety laws and regulations;

•	physical hazards;

•	increased regulation on our operations;

•	regulatory and economic barriers to the purchase and use of solar energy systems by electric utility policies and regulations;

•	increases in the cost or reduction in supply of solar energy and energy storage system components due to tariffs or trade restrictions imposed by the U.S. government;

•	changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns and tax inefficiencies;

•

our solar energy systems ceasing to be qualifying property within five years of the applicable placed-in-service date or an IRS determination that the tax basis of our solar energy systems is materially lower than that reported on the applicable tax return;

•	50% of more of our stock being held by tax-exempt entities that each own at least 5% of our common stock and our failure to make a timely Section 168(h)(6)(F) Election;

•	uncertainty regarding when our projects can be considered to have been “placed in service” under U.S. federal income tax law;

•	changes in treatment of RECs;

•	changes to, or reductions in, tax credits and other financial incentives;

•	our history of losses;

•	the requirements and increased expenses associated with being a public company;

•	the effectiveness of our internal controls over financial reporting;

•	market price risks;

•	GSAM’s significant influence over our business;

•	competition with Designated Parties;

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•	future sales of our common stock in the public market, or the perception that such sales may occur;

•	limitations to our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents;

•	dilution;

•	waiver or release of parties to the lock-up agreements;

•	possible issuance of preferred stock;

•	energy marketing risks;

•	the severity, duration and spread of the COVID-19 pandemic, as well as the direct and indirect impacts that the virus may have;

•	uninsurable losses and higher insurance premiums;

•	the growth of our portfolio and our inability to realize the expected benefits of transactions or acquisitions;

•	seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success;

•	failure to attract and retain qualified personnel, increased labor costs, and the unavailability of skilled workers;

•	exposure to force major events; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements.

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In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

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USE OF PROCEEDS

We expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of our common stock), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering for general corporate purposes. The timing and amount of our actual application of the net proceeds from this offering will be based on many factors, including our cash flows from operations and the growth of our business. Pending the use of proceeds to us from this offering as described above, we intend to invest the net proceeds from this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

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DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, the agreements governing our indebtedness may place restrictions on our ability to pay cash dividends. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our current and anticipated cash needs;

•	our capital requirements, including future acquisitions and existing reinvestment opportunities;

•	legal, tax, regulatory and contractual restrictions and implications on the payment of dividends by us to our shareholders; and

•	such other factors as our board of directors may deem relevant.

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CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2021:

•	Our Predecessor on an actual basis as of December 31, 2021; and

•

New PubCo on a pro forma basis to give effect to (i) the Internalization Transaction, (ii) the Corporate Reorganization and (iii) this offering and the use of proceeds therefrom as if such transactions occurred on December 31, 2021;

The following table should be read together with our predecessor’s consolidated financial statements and related notes, and the sections titled “Summary Historical and Pro Forma Condensed Consolidated Financial and Operational Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial Statements” that are included elsewhere in this prospectus.

As of December 31, 2021
	Actual (Predecessor)		Pro Forma (New PubCo)
(in thousands)
Cash and cash equivalents	$		$

Long-term debt(1):
3.77% Senior Notes due 2044(2)
3.10% Senior Notes due 2046(2)
Subscription Facility
Warehouse Facility
Project-Level Notes Payable(3)
Total debt

Redeemable non-controlling interests
Equity:
Members’ / shareholders’ equity				—
Common stock—$0.01 par value; no shares authorized, issued or outstanding (actual and as adjusted); shares authorized and shares issued and outstanding (as further adjusted)		—
Preferred stock; no shares authorized, issued or outstanding (actual and as adjusted); shares authorized and shares issued and outstanding (as further adjusted)		—		—
Additional paid in capital		—
Non-redeemable non-controlling interest
Total Equity

Total capitalization	$		$

(1)	All outstanding amounts of indebtedness shown at principal amount.
(2)

The Senior Notes are the obligations of our subsidiary portfolios and we do not guarantee the indebtedness represented thereby; however, we consolidate the assets and liabilities of each such subsidiary portfolio on our consolidated balance sheet. See Note 6 to our consolidated financial statements included elsewhere in this prospectus.

(3)	See Note 6 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our project-level notes payable.

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DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as further adjusted net tangible book value per share of our common stock immediately after this offering. Dilution in as further adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our common stock in this offering and the as further adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our as adjusted net tangible book value as of                ,         , was $             million, or $             per share. Our as adjusted net tangible book value per share represents the amount of our historical tangible book value as of                    , 2021, after giving effect to the Internalization Transaction and the Corporate Reorganization, which will occur immediately prior to or contemporaneously with the completion of this offering.

After giving effect to the sale by us of shares of our common stock in this offering at the initial public offering price of $             per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as further adjusted net tangible book value as of                ,                 , would have been $             million, or $             per share. This represents an immediate increase in as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Initial public offering price per share		$
As adjusted net tangible book value per share as of ,	$
Increase in as adjusted net tangible book value per share attributable to investors purchasing shares of our common stock in this offering	$

As further adjusted net tangible book value per share of our common stock immediately after the completion of this offering (after giving effect to the Internalization Transaction and the Corporate Reorganization)

$

Dilution in as adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering		$

The following table presents, as of                ,                 , after giving effect to (i) the Internalization Transaction, (ii) the Corporate Reorganization and (iii) the sale by us of shares of our common stock in this offering at the initial public offering price of $             per share, the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands)
Existing stockholders			%	$		%	$
Investors purchasing shares of our common stock in this offering			%	$		%	$

Totals			%	$	100%		$

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Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock. If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own         % and the investors purchasing shares of our common stock in this offering would own         % of the total number of shares of our common stock outstanding immediately after completion of this offering, after giving effect to the Corporate Reorganization.

To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the historical financial condition and results of operations of our accounting predecessor should be read in conjunction with “Selected Consolidated Financial Data” and the audited consolidated financial statements and unaudited condensed consolidated financial statements of our accounting predecessor and the related notes thereto included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that are subject to risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those discussed under “Cautionary Language Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus.

Overview

We are a renewable energy company. Our mission is to serve enterprise customers by providing the renewable energy and related services that these customers need on their journey to an electrified, decarbonized world. To achieve this mission, we generate renewable energy with our fleet of solar projects and are able to store energy in our fleet of battery projects, in each case tailored to the needs of individual enterprise customers. In 2020, we were the largest independent solar energy power producer in the U.S. and one of the top 5 largest solar asset owners overall in the U.S., based on the total gross capacity of our projects that were operating or under construction according to S&P Global Market Intelligence. As of December 31, 2021, our fleet was composed of over 850 projects spread across 27 states with an aggregate capacity of approximately 2.3 GW of operating and under construction solar projects and approximately 270 MW of operating and under construction battery storage projects. We have a blue-chip set of over 200 enterprise customers, many of whom have bold decarbonization objectives, which we believe will provide us with many add-on commercial opportunities in the years to come.

Basis of Presentation

Unless otherwise indicated, the historical financial and operating information presented in this section is that of Goldman Sachs Renewable Power LLC, the predecessor of New PubCo for financial reporting purposes.

The financial information and certain other information presented in this section have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in certain tables in this prospectus. In addition, certain percentages presented in this section reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

For historical non-controlling interests associated with OpCo, net income is allocated in the consolidated statements of members’ equity first in an amount equal to the Special Interest Member incentive allocation earned during the reporting period, with the remaining income allocated using the profit and loss percentages contained in the OpCo LLC agreement. The non-controlling interest associated with OpCo is expected to be eliminated in connection with the Corporate Reorganization. For additional information regarding the OpCo Incentive Allocation and the transactions pursuant to which it is expected to be eliminated, see the section of this prospectus titled “Internalization Transaction and Corporate Reorganization.”

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Key Factors Affecting Our Performance

Our results of operations and our ability to sustain and grow our business over time could be impacted by a number of factors and trends that affect our industry generally, as well as new offerings of services and products we may acquire or seek to acquire in the future. Additionally, our business is concentrated in certain markets, putting us at risk of region-specific disruptions such as adverse economic, regulatory, political, weather and other conditions. See “Risk Factors” elsewhere in this prospectus for further discussion of risks affecting our business. We believe the factors discussed below are key to our success:

Capitalizing on Growth Opportunities

We believe we are in the beginning stages of a market opportunity driven by a secular megatrend of transitioning away from traditional energy sources to renewable energy. Further, we believe we have identified a trend in the renewable energy markets whereby stakeholders are increasingly placing a premium on actual and potential future growth, rather than the historical industry focus on yield, as the market for such products and services rapidly expands. In this regard, we have experienced significant growth in our asset value and revenue since our formation in 2017 through organic project development and acquisitions and we believe we have become a leading operator of solar energy and energy storage systems across 27 states. As of September 30, 2021, our fleet consists of approximately 2.3 GW of operating and under construction solar projects as well as approximately 270 MW of operating and under construction energy storage projects. In addition to our fleet of operating and under construction projects, the projects in our development pipeline consist of approximately 1.1 GW in solar capacity and approximately 10 MW (or approximately 20 MWh) in energy storage capacity as of December 31, 2021. These projects are in various stages of the development process and we are targeting commercial development dates between 2022 and 2026. Our rapid growth since our formation in 2017 and our execution of our future growth strategy has impacted and will continue to significantly impact our results of operations.

Focus on Long-term Contracts and Creditworthiness of Counterparties

We focus on achieving long-term contracted revenues diversified across end markets with high-credit quality off-takers. As of December 31, 2021, approximately 96% of the capacity of our fleet is contracted, while the remaining 4% is uncontracted. As of December 31, 2021, merchant revenue comprised approximately 0.15% of revenues from our sales of energy.

Our revenues depend in large part upon our PPAs with third-party off-takers. We have historically focused on entering into PPA arrangements with investment grade rated off-takers. As of December 31, 2021, approximately 83% of our contracted operational MW’s are with investment grade rated customers, approximately 11% are with unrated customers whose credit risk we view as equivalent to investment grade, and approximately 5% are from community solar, a credit diversified portfolio. These off-takers included corporates, utilities, municipalities, state and federal entities and schools. We intend to continue to seek to enter into arrangements with high-quality off-takers in the future, reducing our exposure to counterparty credit risk.

In addition to our focus on contracting the substantial majority of revenues, we also are focused on market diversification and benefit from operating in multiple geographies with different solar regimes, capacity auctions and power pricing points, reducing exposure to any one power, SREC, REC or capacity price.

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Project and Corporate-Level Financing

Our future growth depends in significant part on our ability to raise capital from third-party investors and lenders on competitive terms to help finance our corporate operations as well as the origination of our solar energy systems at the project level. We have historically used a variety of structures including capital commitments from our equity investors (approximately $1.9 billion since our inception to December 31, 2021), debt facilities with commercial banks, capital markets issuances, tax-equity financing and construction loan financing to help fund our operations. See “Liquidity and Capital Resources—Debt.”

As of December 31, 2021, our indebtedness consisted of a $494 million subscription facility (approximately $62 million of which was outstanding as of such date), a $500 million warehouse facility (approximately $225 million of which was outstanding on such date), approximately $1.1 billion in “green bonds” (approximately $1.0 billion of which was outstanding on such date) and an aggregate approximately $            million in project-level term loans and notes payable. Our ability to raise capital from third-party investors and lenders is also affected by general economic conditions, the state of the capital markets, inflation levels and concerns about our industry or business. We have historically used a variety of financing structures to finance our operations and, with the exception of the capital commitments from our equity investors (the remaining undrawn, approximately $846 million, will be terminated in connection with this offering), intend to continue using substantially similar financing structures following the consummation of this offering in addition to our increased ability to access the public equity markets and other sources of financing. See “Risk Factors—Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.”

Cost of Solar Energy and Battery Storage Systems

Although the solar panel market has seen an increase in supply in recent years, upward pressure on prices may occur due to growth in the solar industry, regulatory policy changes, tariffs and duties, supply chain disruptions and an increase in demand. As a result of these developments, we may pay higher prices on imported solar modules, which may make it less economical for us to serve certain markets. Attachment rates for energy storage systems have trended higher while the price to acquire has trended downward making the addition of energy storage systems a potential area of growth for us. See “Risk Factors” elsewhere in this prospectus for further discussion of risks relating to increased costs of solar energy and energy storage components.

Seasonality

The amount of electricity our solar energy systems produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months and poor weather conditions due to rain or snow results in less irradiation, the output of solar energy systems will vary depending on the season and the overall weather conditions in a year. Based on a calendar year, our strongest season of profitability is typically the third quarter of the year and our weakest is typically the first quarter of the year. While we expect seasonal variability to occur, the geographic diversity in our assets helps to mitigate our aggregate seasonal variability.

Government Regulations, Policies and Incentives

Our growth strategy depends in significant part on government policies and incentives that promote and support solar energy and enhance the economic viability of distributed solar. These incentives come in various forms, including net metering, eligibility for accelerated depreciation such as MACRS, SRECs, tax abatements, rebate and renewable target incentive programs and tax credits, particularly the investment tax credit (“ITC”) under Section 48(a) of the Internal Revenue Code of 1986, as amended (the “Code”). We are a party to a variety of agreements under which we may be obligated

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to indemnify the counterparty with respect to certain matters. Typically, these obligations arise in connection with contracts and tax-equity partnership arrangements, under which we customarily agree to hold the other party harmless against losses arising from a breach of warranties, representations, and covenants related to such matters as title to assets sold, negligent acts, damage to property, validity of certain intellectual property rights, non-infringement of third-party rights, and certain tax matters including indemnification to customers and tax-equity investors regarding ITCs. The sale of SRECs has constituted a significant portion of our revenue historically, representing         %, 33% and 39% of our revenue for each of the years ended December 31, 2021, 2020 and 2019, respectively. A change in the value of SRECs or changes in other policies or a loss or reduction in such incentives could decrease the attractiveness of distributed solar to us and our customers in applicable markets, which could reduce our growth opportunities. Such a loss or reduction could also reduce our willingness to pursue certain customer acquisitions due to decreased revenue or income under our solar service agreements. Additionally, such a loss or reduction may also impact the terms of and availability of third-party financing. If any of these government regulations, policies or incentives are adversely amended, delayed, eliminated, reduced, retroactively changed or not extended beyond their current expiration dates or there is a negative impact from the recent federal law changes or proposals, our operating results and the demand for, and the economics of, distributed solar energy may decline, which could harm our business.

Impact of the COVID-19 Pandemic on our Operations

The rapid spread of COVID-19, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to the COVID-19 pandemic, have significantly disrupted international business activities. The COVID-19 pandemic has resulted in governments around the world implementing stringent measures to help control the spread of the virus, including quarantines, social distancing protocols, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures and other measures. Governments and central banks around the world have enacted fiscal and monetary stimulus measures to counteract the effects of the COVID-19 pandemic and various other response measures, however, the overall magnitude and long-term effectiveness of these actions remain uncertain. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of the COVID-19 pandemic. We have implemented a response plan to maintain its operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, we may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in its business and has some risk that its contract counterparties could fail to meet their obligations. See “Risk Factors—General Risk Factors—Developments associated with the COVID-19 pandemic could have an adverse effect on our business.”

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of the COVID-19 pandemic, including any responses to it, will be on the global economy or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, continually evolving and difficult to predict, including, but not limited to, new information which may emerge concerning the severity of COVID-19, additional actions which may be taken to contain the COVID-19 pandemic or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the pace, availability, distribution and acceptance of effective vaccines. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Supply Chain Constraints

Any change in the cost of solar panels, energy storage technology or other raw materials would impact the costs of constructing our projects and affect our financial results. In addition, both global

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and localized events could disrupt our international supply chains. Recently, we have experienced industry-wide supply shortages caused by the rapid expansion of the renewable energy market along with COVID-19-related supply disruptions. The reliability of our supply chain is an important aspect of our the growth of our business, and as such, we will continue to actively manage our supply chain and supply relationships to minimize the impact of such shortages and disruptions to our business, financial condition, and results of operations.

Key Operational Metrics and Non-GAAP Financial Measure

In addition to the measures presented in our consolidated financial statements, we use the following key operational metrics and non-GAAP financial measure to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	Historical
	As of and for the Year Ended December 31,
	2021	2020	2019
	(in thousands, except for Megawatts Added and Generated)
Operating Megawatts Added and Generated:
Generation:
Megawatts added(1)	227 MW	251 MW	808 MW
Megawatts hours generated	2,417,803 MWh	2,033,126 MWh	1,128,589 MWh
Megawatt capacity	1,682 MW	1,455 MW	1,204 MW
Storage:
Megawatt hours capacity of energy storage	504 MWh	4 MWh	4 MWh
Non-GAAP Financial Measure:
Adjusted EBITDA(2)		$186,705	$124,033

(1)	Megawatts added includes acquisitions and projects achieving commercial operation.
(2)

Adjusted EBITDA is not a financial measure prepared in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income (loss), which was $            million, $(20.3) million and $(4.3) million for the years ended December 31, 2021, 2020 and 2019, respectively. For more information, see “Summary Historical and Pro Forma Condensed Consolidated Financial and Operational Data—Non-GAAP Financial Measure” for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, for the periods presented.

Key Operational Metrics

Generation

Megawatts Added

Megawatts added represents the aggregate megawatt nameplate capacity of solar energy systems for which panels, inverters, and mounting and racking hardware have been installed on premises during the period indicated. Megawatts added includes acquisitions and projects achieving commercial operation during the period indicated.

Megawatts added decreased from approximately 251 MW for the year ended December 31, 2020, to approximately 227 MW for the year ended December 31, 2021, primarily due to fewer acquisitions of solar energy systems and fewer solar energy systems placed in service.

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Megawatt Hours Generated

Megawatt hours generated represents the output of solar energy systems from operating solar energy systems during the period indicated. MWh generated relative to nameplate capacity can vary depending on multiple factors such as design, equipment, location, weather and overall system performance.

Megawatt hours generated increased from approximately 2,033,126 MWh for the year ended December 31, 2020, to approximately 2,417,803 MWh for the year ended December 31, 2021, primarily due to the increased number of operating solar energy systems in our fleet.

Megawatt Capacity

Megawatt capacity represents the maximum output of electricity produced during the period indicated.

Megawatt capacity increased from approximately 1,455 MW as of December 31, 2020, to approximately 1,682 MW as of December 31, 2021, primarily due to the increased number of operating solar energy systems in our fleet.

Storage

Megawatt Hours Capacity of Energy Storage

Megawatt hours capacity of energy storage represents the total amount of energy that can be discharged by the energy storage systems in our fleet.

Megawatt hours capacity of energy storage increased from approximately 4 MWh as of December 31, 2020, to approximately 504 MWh as of December 31, 2021, primarily due to the increased number of operating energy storage systems in our fleet.

Non-GAAP Financial Measure

Adjusted EBITDA is net income (loss) before interest expense, net, loss on extinguishment of debt, income tax expense, depreciation, amortization and accretion, restructuring and offering costs, contract amortization and acquisition and development costs.

See “Summary Historical and Pro Forma Condensed Consolidated Financial and Operational Data—Non-GAAP Financial Measure” for additional information, including reconciliations to net income (loss), the most directly comparable GAAP measure.

Principal Sources of Our Operating Revenues

We derive our operating revenues principally from the sale of electricity and solar renewable energy certificates.

Revenue Under Power Purchase Agreements.    A portion of our power sales revenues is earned through the sale of energy (based on kWh) pursuant to the terms of PPAs. The revenues are primarily determined by multiplying (i) the price under the PPA or market price by (ii) the amount of electricity that we deliver. Customers are invoiced monthly in this manner, with payments generally received within one month of the invoice date.

Solar Renewable Energy Certificate Revenue.    We apply for and receive SRECs in certain jurisdictions for power generated by solar energy systems we own. We generate revenue by delivering SRECs to customers both on a standalone basis or bundled together with electricity sales. One SREC is generated for each MWh of electricity produced, subject to any adjustments made by the certifying bodies in the jurisdictions in which we operate. We maintain three general types of standalone SREC

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sales contracts: spot sales, fixed-notional forward sales, and unit-contingent forward sales contracts. For both spot sales and fixed-notional forward-sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the quantity of SRECs delivered to the counterparty; limited by the notional amount of the contract. For unit-contingent forward sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the amount of SRECs generated by the contracted assets and delivered to the counterparty. We invoice standalone SREC sales customers as SRECs are delivered and payments are generally due between 5 to 10 days from the date the SRECs are transferred to such counterparties. In certain circumstances, we sell both electricity and SRECs pursuant to the same contract. Generally, revenues are determined by multiplying (i) the bundled contract price by (ii) the amount of electricity and SRECs delivered. Customers are invoiced monthly in this manner, with payments generally received within one month of the invoice date. We utilize rolling SREC hedges to seek price certainty over three to five year periods. This provides additional contracted cash flows and reduces our exposure to SREC price volatility.

Lease Revenue.    We are the lessor of certain solar energy facilities. We record revenue associated with the fixed-lease payments straight-line over the term of the lease.

Contract Amortization.    Assets and liabilities recognized from PPAs assumed through acquisitions related to the sale of energy and capacity in future periods for which the fair value has been determined to be significantly less (more) than market are amortized to revenue over the term of each underlying contract on a straight-line basis. The aggregate impact of this amortization schedule is reflected on our statements of operations as netted against actual operating revenues recognized during the applicable period.

Principal Components of Our Cost Structure

Operations and Maintenance, Excluding Depreciation, Amortization and Accretion. Operations and maintenance expenses, excluding depreciation, amortization and accretion, consist primarily of ordinary repairs and maintenance to our fleet, lease expenses, taxes and insurance.

Depreciation, Amortization and Accretion Expense.    Depreciation expense represents depreciation on solar energy and energy storage systems that have been placed in service. Depreciation expense is computed using the straight-line composite method over the estimated useful lives of assets. Right of use assets are amortized using the straight-line method over the remaining life of the respective lease agreements. Accretion expense includes over time increase of asset retirement obligations associated with our fleet.

General and Administrative.    General and administrative expenses consist primarily of professional fees related to legal, accounting, human resources, finance and training, information technology and software services, marketing and communication.

In addition, we expect to incur incremental, non-recurring costs related to our transition to a publicly traded corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Act of 2002 Section 404 internal control implementation and testing. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with the employment of additional personnel, compliance under the Exchange Act, annual and quarterly reports to common shareholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation, and related expenses.

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Related Party Management and Administration Fee.    Pursuant to our existing LLC Agreement, we have historically been managed by GSAM pursuant to the terms of a Management Services Agreement, dated February 9, 2018, under which GSAM received a management fee as compensation for its services (the “Management Fee”). The Management Fee is determined as of the last day of the applicable calendar quarter and is paid quarterly in arrears. The Management Fee is equal to 0.125% of the average of the Management Fee Base (as herein after defined) with respect to such calendar quarter and the Management Fee Base at the end of the prior calendar quarter. The Management Fee Base for any calendar quarter is equal to the amount of capital contributed as of the end of such calendar quarter, plus our total indebtedness, less a proportionate share of any indebtedness attributable to non-tax-equity joint-venture partners.

In addition, pursuant to the Management Services Agreement, GSAM has historically received an administration fee as compensation for its services (the “Administration Fee”). The Administration Fee is equal to the product of our share of the nameplate capacity of the solar energy facilities we own and the applicable per kW rate. The Administration Fee for any calendar quarter is subject to a cap of 0.125% of the average of the Management Fee Base at the end of such quarter and the Management Fee Base at the end of the prior calendar quarter (the “Administration Fee Cap”), less such fees paid to third-party service providers by or associated with the facilities (excluding from such fees, the proportion attributable to non-tax-equity joint-venture partners).

We currently anticipate that on or prior to the completion of this offering, we will engage in the Internalization Transaction, pursuant to which, among other things, (i) the Management Services Agreement will be terminated, (ii) we will make offers to directly employ the approximately 100 professionals currently employed by GSAM that are dedicated to our business under the Management Services Agreement and (iii) we will enter into a transition services agreement with GSAM that will provide for the provision of certain services to us, including risk management, legal, accounting, tax, information technology and compliance, for a specified period of time following completion of the Internalization Transaction. Accordingly, we will no longer pay the Management Fee or Administrative Fee; however, we will incur incremental costs associated with salaries, bonuses, benefits and all other employee-related costs, including stock-based compensation as well as costs associated with the transition services agreement. In addition, because of the time and complexities involved with negotiating and completing the Internalization Transaction, we expect to incur—for periods in which such transaction is or was being pursued—incremental transaction fees associated with the engagement of legal counsel, financial advisors and other professional services.

Interest Expense.    Interest expense represents interest on our borrowings under our various debt facilities, amortization of debt discounts and deferred financing costs.

Income Tax Expense.    We have historically elected to be taxed as a corporation for U.S. federal income tax purposes, subjecting our earnings to U.S. federal and various state and local entity-level corporate income taxes. In addition, we have various corporate subsidiaries that are subject to entity-level U.S. federal and various state and local corporate income taxes. The corporate subsidiaries each hold economic interests in various partnerships and consolidate the partnerships and the results of their operations for financial reporting purposes. We are subject to annual entity-level corporate income taxes on the income allocations received from the partnerships. We are not subject to income tax on the portion of partnership income allocated to any associated non-controlling interests.

The U.S. federal government provides or provided various incentives, such as investment tax credits, cash grants, and accelerated depreciation, for investments in renewable energy. We account for our investment tax credits using the flow-through method of accounting, under which the associated tax benefit is recorded as an income tax benefit in the period that the credit is generated.

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Tax-equity Funds and Related Accounting Impacts

We finance a portion of our solar energy systems by co-investing with tax-equity investors, such as large financial institutions, who value the resulting cash flows, ITCs, tax depreciation and other incentives related to the solar energy systems, which is facilitated primarily through a structure known in the industry as “tax-equity financing.” As of December 31, 2021, approximately     % of our assets, by net book value are subject to tax-equity financings. In 2021, 2020 and 2019, respectively, we received commitments from tax-equity investors of $             million, $             million and $             million, and as of December 31, 2021, we have received commitments of $             million, of which an aggregate of $             million has been recorded in this account. We continue to negotiate with financial investors to create additional opportunities for tax-equity investments.

Other than the indemnities mentioned in “Risk Factors”, tax-equity investments are generally structured as non-recourse project financings known as “tax-equity funds.” In the context of solar energy, tax-equity investors make an upfront contribution to a partnership, which owns one or more underlying solar energy systems, and, in exchange for such contribution, the tax-equity investor is receives a certain class of equity that provides a share of tax attributes and cash flows emanating from the partnership pursuant to the partnership’s ownership of such solar assets. In these tax-equity funds, the U.S. federal tax attributes that are allocated to the tax-equity investors offset taxes that otherwise would have been payable on the tax-equity investors’ other operations. The terms and conditions of each tax-equity fund vary by tax-equity investor and asset class (e.g., C&I versus utility-scale) and are dependent on whether such systems include battery storage. In general, our tax-equity funds are structured either using the “partnership flip” structure (    % of our portfolio capacity) or “sale-leaseback” structure (    % of our portfolio capacity).

Under partnership flip structures, we and our tax-equity investors contribute cash into a partnership company. The partnership uses this cash to acquire solar energy systems developed by us, which, once completed, either sells energy from such solar energy systems to customers or, in the case of C&I systems, directly leases the solar energy systems to customers, in either case pursuant to a long-term contract with the off-taker. We assign C&I solar energy systems and related incentives to our tax-equity funds in accordance with the criteria of the specific funds, while our utility-scale projects are generally sourced to investors on an individual basis.

Upon the satisfaction of the conditions precedent applicable to such tax-equity fund, we contribute cash and our tax-equity investors contribute a portion of their commitment into the partnership company. The partnership uses this cash to acquire one or more solar energy systems developed by us and then sells energy and / or SRECs from (or leases) such system(s) to one or more customers. Upon the satisfaction of additional conditions precedent, generally aligned around the substantial completion of the solar energy system, the tax-equity investors fund the remainder of their commitments.

Depending on the tax-equity fund structure, all of the capital contributed by our tax-equity investors into the tax-equity funds is either used to acquire the solar energy systems, is reimbursed to us for costs spent to acquire and/or develop such solar energy systems, or is used to fund an operating and completion reserve account, and, to the extent funds remain after project completion, excess amounts are distributed to us as the sponsor of such system. Each tax-equity investor generally receives a minimum target rate of return, typically on an after-tax basis; the amount of the return varies by tax-equity fund and asset class. Generally, in the initial years of the tax-equity fund, the tax-equity investor is allocated substantially all of the non-cash value attributable to the solar energy systems, known as the “tax attributes”, which includes accelerated depreciation and ITCs, and a percentage of free flow cash coming from the solar energy systems. However, even in these early years when the tax-equity investor receives most of the tax attributes, we receive a majority of the cash distributions, which are typically distributed quarterly. The allocation of tax attributes to the tax-equity investor

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generally continues until the later of (a) the date the tax-equity investor achieves its minimum target rate of return or (b) a date certain based on the expiration of the ITC recapture period of the underlying solar energy system placed in service by the tax-equity fund; following such date, we retain the majority of the tax attributes associated with the underlying projects. Once the tax-equity investors have achieved their target rate of return, the tax allocations and cash sharing “flip”, with us receiving substantially all of the cash and tax attributes. Consistent with market practices, we generally provide the tax-equity investors with representations as to the amount of ITC each solar energy system is eligible for and provide an indemnification if the ITC actually received by the solar energy system is below such amount. We have the amount of ITC eligible basis validated and confirmed by appraisals and cost segregation reports that are performed by third-party appraisers and cost segregation providers who are qualified and experienced in providing such reports for solar energy systems.

We retain a controlling financial interest in these partnership “flip” structures for accounting purposes. Accordingly, we consolidate the assets and liabilities and operating results of these partnerships in our consolidated financial statements. In our consolidated balance sheets, we recognize the tax-equity investors’ share of the net assets of the tax-equity funds as non-controlling interests or as redeemable non-controlling interests if tax-equity investors have an option to withdraw and require us to purchase their interests. For non-controlling interests associated with the tax-equity investors, net income is allocated in the consolidated statements of members’ equity based on the hypothetical liquidation at book value (“HLBV”) method. The amount related to tax-equity investors included in non-controlling interest equity on the consolidated statements of members’ equity represents the amount that the non-controlling interests would hypothetically receive if the tax-equity fund was liquidated at the reporting date, based on the liquidation provisions of the relevant company operating agreements and if the liquidation proceeds net of liabilities were equal to total book value of the subsidiary’s equity. When we acquire non-controlling interests in tax-equity partnerships we determine the difference between the fair value and the HLBV-derived value of the non-controlling interest as of the date of acquisition. We amortize and reallocate this difference between the non-controlling and controlling interests over a period equal to the weighted-average remaining life of the solar energy facilities. These income or loss allocations, reflected on our consolidated statement of operations, may create significant volatility in our reported results of operations, including potentially changing net loss to net income, or vice versa, from quarter to quarter. We typically have an option to acquire, and our tax-equity investors may have an option to withdraw and require us to purchase, all of the equity interests that our tax-equity investor holds in a tax-equity fund following the “flip date”, which generally is around six to seven years after the last solar energy system in the underlying tax-equity fund becomes operational. If we or our tax-equity investors exercise their respective options, such purchase options can be exercised at a price equal to the fair-market value of the associated membership interests, or at a formulaic price, as defined by the relevant company agreement. Following such exercise, we would receive the tax-equity investor’s interest in the tax-equity fund and would be entitled to 100% of the cash and tax attributes resulting from the underlying solar energy system. For additional information on these partnerships, see Note 10, Redeemable Non-controlling Interests, to our consolidated annual financial statements.

Sale Leasebacks.    Under the sale-leaseback structure, a tax-equity investor typically acquires a completed project for its fair market value and simultaneously leases the project back to the seller under a “triple net” lease. The tax-equity investor is then entitled to collect rent from the lessee on an ongoing-basis, while the lessee retains virtually all day-to-day responsibility for the project. The tax-equity investor return is derived from tax attributes (accelerated depreciation and ITCs ), rental income and its residual interest in the project after the lease expires. As the lessee, our return comprises receipt of the upfront purchase price (less certain rent prepayments and funding of reserves) and the net cash flows from the project (i.e., project revenue in excess of lease rent, operating expenses and other expenditures) during the lease term. Sale-leaseback structures generally include an option for the benefit of the seller-lessee to purchase the subject project back from

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the tax-equity investor at a fixed price sized to anticipated fair market value as determined at the execution of the lease. For accounting purposes, certain of these sale leaseback transactions were considered failed sale-leasebacks per GAAP. As such, the proceeds received from the tax-equity investor is classified as debt and payments from the Company to the tax-equity investor is considered debt service payments representing interest expense (cash from operations) and debt amortization (financing activity).

Results of Operations—Year Ended December 31, 2021 Compared to

Years Ended December 31, 2020 and 2019

The following table sets forth our consolidated statements of operations data for the periods indicated.

	Year Ended December 31,
	2021	2020	2019
	(in thousands, except share and per share amounts)
Operating revenues		$272,684	$174,721
Contract amortization		(51,297)	(33,885)

Total operating revenues, net		221,387	140,836

Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion		33,844	18,617
Depreciation, amortization and accretion		58,824	28,817
General and administrative		33,637	24,526
Related party management and administration fee		13,173	7,089

Total operating costs and expenses		139,478	79,049

Operating income		81,909	61,787
Other expense:
Interest expense		(82,667)	(60,241)
Loss on extinguishment of debt		(9,771)	—
Other expense, net		(5,325)	(456)

Total other expense		(97,763)	(60,697)
Net income (loss) before income taxes		(15,854)	1,090
Income tax expense		(4,481)	(5,349)

Net loss		(20,335)	(4,259)

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests		(38,575)	17,222

Net income (loss) attributable to shareholders		$18,240	$(21,481)

Total Operating Revenues, Net

Total operating revenues, net comprises operating revenues of $272.7 million and contract amortization of $(51.3) million for the year ended December 31, 2020. Total operating revenues, net increased by $80.5 million, or 57.2%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, approximately $61.6 million of which was due to the increased number of solar energy systems as a result of acquisitions and facilities placed in service in late 2019 and during the year ended December 31, 2020, approximately $18.3 million of the increase in operating revenues was due to an increase in sales of SRECs and an increase in the average price of electricity sold to our

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customers and partially offset by a $17.4 million increase in contract amortization due to an increase in the number of acquired PPAs for the year ended December 31, 2020.

Operations and Maintenance, Excluding Depreciation, Amortization and Accretion

Operations and maintenance, excluding depreciation, amortization and accretion, increased by $15.2 million, or 81.8%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, as a result of acquisitions and solar energy systems placed in service in late 2019 and during the year ended December 31, 2020.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion expense increased by $30.0 million, or 104.1%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019, primarily due to the increased number of solar energy facilities as a result of acquisitions and facilities placed in service in late 2019 and during the year ended December 31, 2020.

General and Administrative

General and administrative expense increased by $9.1 million, or 37.1%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019, primarily due to increased financing and acquisition activity that required the incurrence of additional fees for professional services, including approximately $5.2 million in legal fees, $3.0 million in other professional services and $2.1 million in third-party asset management fees, which was partially offset by a decrease of $1.2 million in accounting and tax fees.

Interest Expense

Interest expense increased by $22.4 million, or 37.2%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019, primarily due to an increase in acquisitions, including sale-leaseback acquisitions, and changes in hedging instruments.

Income Tax Expense

Income tax expense decreased by $0.9 million, or 16.2%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019, primarily due to a significant increase in net loss before income taxes offset by the tax effect of non-controlling interests.

For the year ended December 31, 2020, we recorded an income tax provision of $4.5 million in relation to a pretax loss of $(15.6) million, which resulted in an effective income tax rate of (28.3)%. Effective income tax rate was primarily impacted by the tax effect of non-controlling interest and effects of rate changes offset by tax effects due to increases in the valuation allowance.

For the year ended December 31, 2019, we recorded an income tax provision of $5.3 million in relation to pretax income of $1.1 million, which resulted in an effective income tax rate of 490.7%. Effective income tax rate was primarily impacted by adjustments to the valuation allowance offset by the tax effect of non-controlling interests.

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests decreased by $55.8 million, or (324.0)%, in the year ended December 31, 2020, compared to

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the year ended December 31, 2019, primarily due to losses attributable to non-controlling interests from tax-equity funds added in late 2019 and in 2020. The higher loss attribution during 2020 was primary driven by HLBV allocation, particularly for projects we developed.

Liquidity and Capital Resources

As of December 31, 2021, we had total cash and restricted cash of approximately $             million and $             million, respectively. The approximately $             million of restricted cash as of such date related to funds that are reserved pursuant to agreements with lenders for debt service, sale-leaseback transactions and asset repair costs.

	As of December 31,
	2020	2019
	(in millions)
Cash and cash equivalents:
GSRP LLC	$3	$2
Subsidiaries	71	25
Restricted Cash:
Operating accounts	16	16
Reserves, including debt service, distributions, performance obligations and other reserves	73	71

Total cash, cash equivalents and restricted cash:	163	114

Subscription facility availability	$162	$91

Total liquidity:	325	205

We seek to maintain diversified and cost-effective funding sources to finance and maintain our operations, fund capital expenditures, including customer acquisitions, and satisfy obligations arising from our indebtedness. Historically, our primary sources of liquidity included equity contributions, incurrence of debt, third-party tax-equity investors and cash from operations. Our business model requires substantial outside financing arrangements to grow the business and facilitate the deployment of our fleet. We will seek to raise additional required capital from borrowings under our existing debt facilities, third-party tax-equity investors and cash from operations.

The solar energy and energy storage systems that are in service are expected to generate a positive return over the useful life, typically 35 and 20 years, respectively. Typically, once solar energy and energy storage systems commence operations, they do not require significant additional capital expenditures to maintain operating performance. However, in order to grow, we are currently dependent on financing from outside parties. Our principal liquidity needs for the next twelve months and beyond are to fund normal recurring expenses, capital expenditures and acquisitions and debt service and principal repayment obligations. We believe that, following the completion of this offering, we will have sufficient cash, undrawn capacity from our debt facilities described below and cash flows from operations to meet our working capital, debt service obligations, contingencies and anticipated required capital expenditures for at least the next 12 months. However, we are subject to business and operational risks that could adversely affect our ability to raise additional financing. If financing is not available to us on acceptable terms if and when needed, we may be unable to finance acquisition and maintenance of solar energy and energy storage systems in a manner consistent with our past performance, our cost of capital could increase, or we may be required to significantly reduce the scope of our operations, any of which would have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our tax-equity funds and debt instruments impose restrictions on our ability to draw on financing commitments. If we are unable to satisfy such

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conditions, we may incur penalties for non-performance under certain tax-equity funds, experience installation delays, or be unable to make installations in accordance with our plans or at all. Any of these factors could also impact customer satisfaction, our business, operating results, prospects and financial condition.

Debt

Subscription Facility

On February 22, 2018, we entered into a revolving credit agreement with HSBC Bank USA (the “Revolving Credit Agreement”). Proceeds from the credit facility (the “Subscription Facility”) are used to finance our operating and investing activities. The Subscription Facility is collateralized by unfunded investor capital commitments; as of December 31, 2020, our total unfunded capital investor commitments were approximately $845 million, and $845 million as of December 31, 2021. As of December 31, 2020, the size of the Subscription Facility is $500 million, and $494 million as of December 31, 2021. The interest rate of our Subscription Facility for (i) LIBOR Rate Loans is the Adjusted LIBOR Rate for the applicable Interest Period and (ii) for Alternate Base Rate Loans, the Alternate Base Rate (as each such capitalized term is defined in the Revolving Credit Agreement, as amended). The Subscription Facility is funded by PNC Bank, N.A., BankUnited, N.A., Societe Generale, MUFG Union Bank, N.A, and HSBC Bank USA. We incur a commitment fee at an annual rate of 0.25% based on the unused portion of the Subscription Facility. We also utilize portions of the Subscription Facility as lines of credit to satisfy various obligations. As of December 31, 2020, the unused portion of the Subscription Facility was $162 million and $             as of December 31, 2021. The Subscription Facility’s maturity date is February 18, 2022. Upon maturity, we intend to extend the Subscription Facility for another 364 days. Prior to the completion of this offering, we intend to retire the Subscription Facility and negotiate alternative funding sources including but not limited to a corporate revolver. Under the terms of the Revolving Credit Agreement, we are subject to various covenants; as of December 31, 2021, we were in compliance with the covenants.

GSRP I Senior Secured Notes

On January 30, 2020, we entered into a note purchase agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent (the “Note Purchase Agreement”). Pursuant to the Note Purchase Agreement, we issued notes (the “GSRP I Senior Secured Notes”) with an approximate aggregate principal amount of $500 million. The interest rate of our GSRP I Senior Secured Notes is 3.77%. The maturity date of the GSRP I Senior Secured Notes is December 31, 2044. The proceeds from the GSRP I Senior Secured Notes were used to retire various debt and finance our operating and investing activities. The GSRP I Senior Secured Notes are collateralized by our equity interests in GSRP Portfolio I LLC, an entity which maintains ownership interests in 376 solar energy facilities with a total nameplate capacity of approximately 599 MW as of December 31, 2021; the collateral is included in the amounts presented in solar energy facilities, net on the consolidated balance sheets. Under the terms of the Note Purchase Agreement, we are subject to various covenants; as of December 31, 2021, we were in compliance with the covenants.

GSRP II Senior Secured Notes

On October 1, 2021, we entered into a note purchase agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent (the “GSRP II Note Purchase Agreement”). Pursuant to the GSRP II Note Purchase Agreement, we issued notes (the “GSRP II Senior Secured Notes”) with an approximate aggregate principal amount of $597.5 million. The interest rate of our GSRP II Senior Secured Notes is 3.1%. The maturity date of our GSRP II Senior Secured Notes is June 29, 2046. The proceeds from the GSRP II Senior Secured Notes were

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used to retire various debt and finance our operating and investing activities. The GSRP II Senior Secured Notes are collateralized by our equity interests in GSRP Portfolio II LLC, an entity which maintains ownership interests in 445 solar energy facilities with a total nameplate capacity of approximately 766 MW as of December 31, 2021; the collateral is included in the amounts presented in solar energy facilities, net on the consolidated balance sheets. Under the terms of the GSRP II Note Purchase Agreement, we are subject to various covenants; as of December 31, 2021, we were in compliance with the covenants.

Warehouse Facility

On February 23, 2021, we entered into a credit agreement with MUFG Bank, Ltd. (the “Warehouse Agreement”). Proceeds from the credit facility (the “Warehouse Facility”) are used to finance our operating and investing activities. The size of the Warehouse Facility is $500 million. The interest rate of our Warehouse Facility for (i) each Adjusted LIBOR loan is a rate per annum equal to Adjusted LIBOR for such Interest Period plus an applicable margin ranging from 1.75% to 2.00%; and (ii) each ABR loan at a rate per annum equal to the ABR plus an applicable margin ranging from 0.75% to 1.00% (as each such capitalized term is defined in the Warehouse Agreement). The maturity date of the Warehouse Facility is February 23, 2026. As of December 31, 2021, the Warehouse Facility is collateralized by our equity interests in GSRP Warehouse I LLC, an entity which maintains ownership interests in an operational solar energy facility with a nameplate capacity of approximately 190 MW and a solar energy facility under construction with a nameplate capacity of approximately 27 MW currently under development; the collateral is included in the amounts presented in solar energy facilities, net and construction in progress, respectively, on the consolidated balance sheets. The outstanding balance on the Warehouse Facility is $225 million as of December 31, 2021. The Warehouse Facility is funded by MUFG Union Bank, N.A., HSBC Securities (USA) Inc., and various other lenders. We incur a commitment fee at an annual rate of 0.50% based on the unused portion of the Warehouse Facility.

Project notes payable

We have acquired various long-term debt in conjunction with the acquisition of certain operating subsidiaries (the “Project-Level Notes”). The Project-Level Notes are held by project-companies or their parent companies, and are collateralized by the solar energy facilities held by the relevant company, in addition to cash held in debt service accounts and standby letters of credit. As of December 31, 2020 and 2019, we had a revolving commitment in the amount of approximately $42,593 and $58,262, respectively, with no borrowings outstanding. Project level entities incur a commitment fee at an annual rate ranging between 0.50%—0.75% based on the unused portion of the revolving commitment. Under the terms of the Project-Level Notes, we are subject to various covenants; as of December 31, 2020, we were in compliance with the covenants.

Letters of credit

We have entered into various letters of credit agreements. As of December 31, 2021, we had letters of credit in an aggregate amount of $265 million. We incur commitment fees at annual rates of 1.25% to 3.125% based on the unused portions of the letters of credit. As of December 31, 2020, there are no amounts outstanding associated with the letters of credit and $             as of December 31, 2021.

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Cash Flows

For the Years Ended December 31, 2020 and 2019

The following table sets forth the primary sources and uses of cash and restricted cash for each of the periods presented below:

	Year Ended December 31,
	2020	2019
	(in thousands)
Condensed Consolidated Cash Flow Data:
Cash flows from operating activities	$140,763	$118,817
Cash flows used in investing activities	$(567,492)	$(469,026)
Cash flows from financing activities	$476,105	$418,639

Operating Activities

During the year ended December 31, 2020, cash provided by operating activities of $140.8 million consisted of net loss of $20 million, less adjustments for non-cash and other items of $161 million. The non-cash and other adjustments consisted of increases of $110 million of depreciation, amortization and accretion, $32 million of interest expense on acquired financing obligations and lease obligations, $10 million of changes in the fair value of derivative instruments, $10 million of loss on extinguishment of debt, $3 million related to changes in deferred taxes and $2 million related to other items. These increases were offset by $6 million related to changes in working capital.

During the year ended December 31, 2019, cash provided by operating activities of $118.8 million consisted of net loss of $4 million, less adjustments for non-cash and other items of $123 million. The non-cash and other adjustments consisted of increases of $63 million of depreciation and amortization, $18 million of interest expense on acquired financing obligations and lease obligations, $8 million of changes in derivative instruments, $5 million related to changes in deferred taxes, $4 million related to other non-cash adjustments, and $25 million of changes in working capital.

Investing Activities

During the year ended December 31, 2020, net cash used in investing activities was $567.5 million, consisting of $271.9 million from acquisitions of solar energy and energy storage systems and intangible assets, $211.7 from additions to solar energy and energy storage systems and intangible assets and $83.9 million from funding a developer note receivable.

During the year ended December 31, 2019, net cash used in investing activities was $469 million, consisting of $366.9 million from acquisitions of solar energy and energy storage systems and intangible assets, $119 million from additions to solar energy and energy storage systems and $1.9 million from funding a developer note receivable and was partially offset by $15.1 million from repayment of a developer note receivable and $3.5 million in proceeds from an insurance settlement.

Financing Activities

Net cash provided by financing activities was $476.1 million for the year ended December 31, 2020, which consisted of $1,071.1 million of proceeds from issuance of long-term debt and $506.9 million of cash contributions, partially offset by $990.3 million of payments on financing obligations and notes payable, $74.3 million of cash distributions, $17.3 million of payments of debt extinguishment costs and deferred financing costs, $11.5 million from purchase exercise on acquired financing obligations, and $8.4 million of payments on lease obligations.

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Net cash provided by financing activities was $418.6 million for the year ended December 31, 2019, which consisted primarily of $704.9 million of proceeds from issuance of long-term debt and $309.5 million of cash contributions, partially offset by $551.1 million of payments on financing obligations and notes payable, $39.4 million of cash distributions, $0.3 million of payments of debt extinguishment costs and deferred financing costs, and $5.3 million of payments on lease obligations.

Contractual Obligations and Commitments

We enter into service agreements in the normal course of business. These contracts do not contain any minimum purchase commitments. Certain agreements provide for termination rights subject to termination fees or wind down costs. Under such agreements, we are contractually obligated to make certain payments to vendors, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation. The exact amounts of such obligations are dependent on the timing of termination, and the exact terms of the relevant agreement and cannot be reasonably estimated. As of December 31, 2021, we do not expect to cancel these agreements.

Our indebtedness consists of acquired financing obligations and notes payable. Please see Note 6 to our consolidated financial statements for more information on our debt.

We lease the sites upon which our solar energy facilities are located, as well as certain of the solar energy facilities. Please see Note 7 to our consolidated financial statements for more information on our leases. We also enter into certain operations and maintenance contract with third-party service providers and have contractual commitments to make payments for such services.

Off-Balance Sheet Arrangements

Obligations under Certain Guarantee Contracts.    The Company may enter into guarantee arrangements in the normal course of business to facilitate commercial transactions with third parties.

Retained or Contingent Interests.    The Company does not have any material retained or contingent interests in assets transferred to an unconsolidated entity.

Obligations Arising Out of a Variable Interest in an Unconsolidated Entity.    As of December 31, 2021, the Company does not have a variable interest in an unconsolidated entity.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements and related disclosures in compliance with GAAP requires the application of appropriate technical accounting rules and guidance as well as the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and the fair value of certain assets and liabilities. These judgments, in and of themselves, could materially affect the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may also have a significant effect, not only on the operation of the business, but on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies has not changed.

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On an ongoing basis, we evaluate these estimates, utilizing historic experience, consultation with experts and other methods we consider reasonable. Actual results may differ substantially from our estimates. Any effects on the our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the information that gives rise to the revision becomes known.

Our significant accounting policies are summarized in Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. Our critical accounting policies include principles of consolidation, income taxes and valuation allowance for deferred tax assets, acquisition accounting and HLBV accounting.

Principles of Consolidation

Our consolidated financial statements reflect our accounts and those of our subsidiaries in which we have a controlling financial interest. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as variable interest entities (“VIEs”), through arrangements that do not involve holding a majority of the voting interests. We consolidate any VIE of which we are the primary beneficiary, which is defined as the party that has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. We evaluate our relationships with our VIEs on an ongoing basis to determine whether we continue to be the primary beneficiary. We have eliminated all intercompany transactions in consolidation.

Income Taxes and Valuation Allowance for Deferred Tax Assets

As of December 31, 2020, we had a valuation allowance of $13.8 million. The valuation allowance is related to deferred tax assets consisting primarily of federal and state net operating losses. We believe it is more likely than not that the results of future operations will not generate sufficient taxable income which includes the future reversal of existing taxable temporary differences to realize deferred tax assets, requiring a valuation allowance to be recorded. We considered the impact of the Tax Cuts and Jobs Act upon timing and future realization of net deferred tax assets, the profit before tax generated in recent years, as well as projections of future earnings and estimates of taxable income in arriving at this conclusion. The realization of deferred tax assets is primarily dependent upon earnings in federal and various state and local jurisdictions.

Considerable judgment is required to determine the tax treatment of a particular item that involves interpretations of complex tax laws. We are subject to U.S. federal, state, and local income tax examinations for all years beginning in 2018.

Acquisition Accounting

We apply ASC 805, Business Combinations, when accounting for acquisitions, with identifiable assets acquired and liabilities assumed recorded at their estimated fair values at acquisition date. Significant judgment is required in determining the acquisition date fair value of the assets acquired and liabilities assumed, predominantly with respect to property, plant and equipment, PPAs, asset retirement obligations and other contractual arrangements. Evaluations include numerous inputs including forecasted cash flows that incorporate the specific attributes of each asset including age, useful life, equipment condition and technology, as well as current replacement costs for similar assets.

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Other key inputs that require judgment include discount rates, comparable market transactions, estimated useful lives and probability of future transactions. We evaluate all available information, as well as all appropriate methodologies, when determining the fair value of assets acquired and liabilities assumed in a business combination. In addition, once the appropriate fair values are determined, we must determine the remaining useful life for property, plant and equipment and the amortization period and method of amortization for each finite-lived intangible asset.

Redeemable Noncontrolling Interests and Noncontrolling Interests

Noncontrolling interests represent third-party interests in the net assets of certain consolidated subsidiaries (the “tax-equity entities”). For these tax-equity entities, we have determined the appropriate methodology for calculating the non-controlling interest balances that reflects the substantive economic arrangements in the operating agreements is a balance sheet approach using the HLBV method. Under the HLBV method, the amounts reported as noncontrolling interests in the consolidated balance sheets represent the amounts third-party investors would hypothetically receive at each balance sheet date under the liquidation provisions of the operating agreements, assuming the net assets of the subsidiaries were liquidated at amounts determined in accordance with GAAP and distributed to the investors. The non-controlling interest balances in these subsidiaries are generally reported as a component of equity in the consolidated balance sheets. The amount of income or loss allocated to noncontrolling interests in the results of operations for the subsidiaries using HLBV are determined as the difference in the non-controlling interest balances in the consolidated balance sheets at the start and end of each reporting period, after taking into account any capital transactions between the subsidiaries and the third-party investors. Factors used in the HLBV calculation include GAAP income (loss), taxable income (loss), capital contributions, investment tax credits, distributions and the stipulated targeted investor return specified in the subsidiaries’ operating agreements. Changes in these factors could have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. The use of the HLBV method to allocate income (loss) to the non-controlling interest holders may create volatility in the consolidated statements of operations as the application of HLBV can drive changes in net income or loss attributable to noncontrolling interests from period to period.

When we acquire non-controlling interests in tax-equity partnerships we determine the difference between the fair value and the HLBV-derived value of the non-controlling interest as of the date of acquisition. We amortize and reallocate this difference between the non-controlling and controlling interests over a period equal to the weighted-average remaining life of the solar energy facilities.

We classify certain noncontrolling interests with redemption features that are not solely within our control outside of permanent equity in the consolidated balance sheets. Redeemable noncontrolling interests are reported using the greater of the carrying value at each reporting date as determined by the HLBV method or the estimated redemption value at the end of each reporting period. Estimating the redemption value of the redeemable noncontrolling interests requires the use of significant assumptions and estimates, such as projected future cash flows at the time the redemption feature can be exercised.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model. We adopted this ASU under a modified retrospective approach on January 1, 2020. As a result of adopting this ASU, our allowance for credit losses on

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financial assets that are measured at amortized cost reflects management’s estimate of credit losses over the remaining expected life of such assets. These expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The adoption of this ASU did not have a material impact to our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848). ASU 2020-04 provides optional relief from applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform. In addition, in January 2021, the FASB issued ASU 2021-01, Reference Rate Reform—Scope, which clarified the scope of ASC 848 relating to contract modifications. To the extent we make contract amendments that are within scope of this guidance, we expect to apply the relief contemplated. However, the impact will depend on the specific facts and circumstances of any future amendments and, therefore, it is not possible at this time to estimate the impact.

In January 2021, the FASB issued ASU 2021-01, an additional Accounting Standards Update related to Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848). ASU 2021-01 clarifies that contract modifications that change the interest rate used for margining, discounting, or contract price alignment can be treated retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may also elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. To the extent the Company makes contract amendments that are within scope of this guidance, the Company expects to apply the relief contemplated. However, the impact will depend on the specific facts and circumstances of any future amendments and, therefore, it is not possible at this time to estimate the impact.

In July 2021, the FASB issued ASU 2021-05, Lessors—Certain Leases with Variable Lease Payments (ASC 842). ASU 2021-05 amends the accounting for lessors with lease contracts that both (1) have variable lease payments that do not depend on a reference index or a rate and (2) would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. If these criteria apply, lessors should instead classify and account for such leases as operating leases which will generally avoid the upfront recognition of a loss. We have elected to early adopt the amendments as of January 1, 2021 retrospectively to leases that commenced or were modified on or after the adoption of Update 2016-02. The adoption of this ASU did not have a material impact to the Company’s consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to various market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transactions.

Interest Rate Risk

Changes in interest rates create a modest risk because certain borrowings bear interest at floating rates based on LIBOR plus a specified margin. As of December 31, 2021, we have entered into interest rate swap agreements with a total notional amount of approximately $181.4 million in order

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to mitigate our exposure to fluctuations in interest rates associated with our variable rate debt. Under the terms of the interest rate swaps, we receive London Interbank Offered Rate (“LIBOR”) based variable interest rate payments and make fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of our debt hedged. We do not enter into any derivative instruments for trading or speculative purposes. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and operating expenses and reducing funds available to capital investments, operations and other purposes. A hypothetical 10% increase in our interest rates on our variable debt facilities would have had an approximate $18.1 million impact on our interest expense during 2021.

Credit Risk

Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and restricted cash. Our investment policy requires cash and restricted cash to be placed with high-quality financial institutions and limits the amount of credit risk from any one issuer. We additionally perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally do not require collateral.

Commodity Price Risk

Our fleet exposes us to volatility in the market prices of electricity and of regulatory constructs such as SRECs. To stabilize our revenue, we enter into PPAs with off-takers that ensure that all or most of the electricity generated by each project will be purchased at the contracted price. We manage the commodity price risk of our merchant generation operations by entering into derivative or non-derivative instruments to hedge the variability in future cash flows from forecasted purchases of electricity and SRECs.

Internal Control Over Financial Reporting

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required in connection with this offering to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting, and to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting, beginning with our annual report for the year ended December 31, 2023.

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BUSINESS

Overview

We are a renewable energy company. Our mission is to serve enterprise customers by providing the renewable energy and related services that these customers need on their journey to an electrified, decarbonized world. To achieve this mission, we generate renewable energy with our fleet of solar projects and are able to store energy in our fleet of battery projects, in each case tailored to the needs of individual enterprise customers. In 2020, we were the largest independent solar energy power producer in the U.S. and one of the top 5 largest solar asset owners overall in the U.S., based on the total gross capacity of our projects that were operating or under construction according to S&P Global Market Intelligence. As of December 31, 2021, our fleet was composed of over 850 projects spread across 27 states with an aggregate capacity of approximately 2.3 GW of operating and under construction solar projects and approximately 270 MW of operating and under construction battery storage projects. We have a blue-chip set of over 200 enterprise customers, many of whom have bold decarbonization objectives, which we believe will provide us with many add-on commercial opportunities in the years to come.

2020 Top 5 U.S. Independent Solar Energy Producers by Capacity (GW)

(Includes Solar Assets that are Operating or Under Construction and Excludes Energy Storage Capacity)

Source: S&P Global Market Intelligence as of December 2021

Our Story

We were founded inside of Goldman Sachs Asset Management, L.P. in 2017. At the time, significant declines in the cost of solar modules and equipment had suddenly resulted in a new economic reality: that energy could be produced from the sun in many parts of the U.S. at the same or lower prices as energy produced from fossil fuels. Solar energy also held the distinct advantage of being able to be produced with mature technology that could be deployed in almost any location and in customized sizes. Concurrently, many leading private and public sector enterprises began setting ambitious targets for reducing their carbon emissions. We anticipated that these enterprise customers, which include corporations, federal, state and municipal entities, universities, colleges and school districts, communities (through CCAs), and utilities, would increasingly prefer to purchase solar energy that was produced on site or in proximity to where these customers were located as a means to lower their cost of energy, meet their carbon reduction targets and exert more control over where and how their energy was being produced. We believed that this provided an opportunity for us to disrupt the energy industry by owning and operating the solar energy facilities needed to meet these customer desires.

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We envisioned that over time, as technology improved and costs came down, enterprise customers would want additional renewable energy infrastructure and services, as they adjusted to an electrified, decarbonized world. For example, adding battery storage to solar projects has the potential to capture excess solar power production during daylight hours and provide customers with renewable energy during more hours of the day, as well as to provide resiliency from power outages and the ability to participate in grid services programs. At the time, we didn’t know when battery storage would become economically viable, but we believed that focusing on long-term contractual relationships with customers would give us the runway to capture these opportunities. Today, with the decline in the cost of battery modules, we are seeing strong customer interest in adding battery storage to solar projects. Looking into the future, we believe that many enterprise customers will soon want to add electric vehicle charging at their facilities as vehicle fleets convert from internal combustion engines to electric motors. We believe that our customer and project footprint is well-positioned to capture these opportunities as well.

Our Business Model

Produce long-term contracted cash flows with high credit quality enterprise customers.     Our business model is to develop, own and operate renewable energy assets that serve enterprise customers while simultaneously producing attractive cash flow for our investors by selling energy, storage and related services to high credit quality customers under long-term contracts, typically at fixed prices. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 15 years as of the date of this prospectus. Our renewable energy generation fleet is currently comprised exclusively of solar projects. We have focused on solar because it is a mature technology that produces a much lower expected energy production volatility than other renewable energy technologies such as wind turbines. The combination of long-term, typically fixed price contracts, limited technology risk and lower energy production volatility from our generation fleet results in recurring revenue and more predictable cash flow for our investors.

Place renewable energy assets in locations where they are likely to have long-term value.     We seek to locate our renewable energy assets in locations where we believe they will have a higher value, such as places that have higher prevailing power prices, offer additional revenue streams such as RECs or have more barriers to operation or development of competing assets. Scaling our fleet of assets in certain desirable markets also provides us with economies of scale in those markets, including more efficient staging of spare parts to reduce project down time and better pricing and faster response times from local vendors who provide services to our fleet.

Actively manage our renewable energy assets to maximize revenue, minimize expenses and harness technological improvements.    We are intensely focused on our fleet of solar energy and energy storage systems. Our plant operations center continuously seeks to enhance revenue through proactive performance monitoring, customized preventative maintenance schedules and system design improvements, while our power markets and commodities team seek additional revenue sources, such as qualifying our assets for an additional incentive program or marketable capability. We also seek to minimize the expenses of operating our assets, such as by leveraging our increasing scale to drive better vendor pricing, utilizing the strength of our balance sheet to eliminate security deposit requirements and working with local authorities to manage property tax liabilities. In addition, we constantly scout and evaluate new or improved technologies that we can incorporate to either increase revenues or reduce expenses. For example, we have incorporated a program of periodic flyovers of our solar arrays by either planes or drones to perform thermal imaging analysis that can identify underperforming or internally damaged solar modules. With this information we can improve revenue by replacing or repairing affected solar modules. Another example is our use of improved inverter technology that allows us to perform more routine trouble shooting items remotely from our plant operations center, thereby eliminating the expense of sending a technician to the site.

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Finance renewable energy assets with long-term debt designed to minimize refinancing and interest rate risk.    With long-term, fixed-price contracts and minimal technology risk, we have developed a clean and simplified approach to financing large and diversified project portfolios with primarily low-cost, long-term, fixed-rate fully amortizing debt accessed through the institutional Green Bond market. This approach allows for financial flexibility to incorporate tax-equity financings at the project level while also increasing debt capacity every year – with approximately $574 million amortizing over the next five years. As of December 31, 2021, our total debt (excluding discounts and premiums) was $2,311 million. Of this amount, approximately 32% is project-level, fully-amortizing debt which we expect to pay off in full by 2038. To manage medium-term development and construction needs, we utilize our $500 million Warehouse facility that matures in 2026.

Leverage our customer relationships to provide additional renewable energy and related services as their decarbonization goals advance.    We believe that there is significant value embedded in our direct customer relationships. Many customers are still using renewable energy for a fraction of their total energy needs, providing us with an opportunity to scale our relationship. We also see customers increasingly focused on the transition to electric vehicles, which requires both charging infrastructure as well as increased on-site energy. We believe that many of our customers will want to use renewable energy to power their electric vehicle charging infrastructure. In many cases, the ability to store power in batteries will be helpful or required in order to provide the power needed to charge electric vehicles. We believe that these trends will provide us with an opportunity to offer renewable energy, electric vehicle charging infrastructure and batteries on a bundled or individual basis to service our customers.

Our Team

To execute our business, we have built a team composed of over 100 professionals by combining accomplished personnel from Goldman Sachs with extensive investment, finance and commodity expertise with seasoned personnel from the renewable energy industry with extensive expertise spanning the renewable project life-cycle, including project development, engineering and design, procurement, construction oversight, O&M oversight, and asset management. We believe this combination of skill sets, drawn from world class institutions, is a key differentiator and sets the foundation for success. Our team deploys a differentiated approach to developing, owning and operating renewable projects utilizing a purpose-built, end to end software solution. At our inception, there were no third-party platforms or software packages that allowed us to track a project from origination through operation and performance optimization. As such, we formed a joint-venture with QBI to develop such a platform. The QBI software provides us with a data-driven operating system that improves efficiency and decision making through automation, strengthens data integrity and enhances performance by providing powerful data analytics. The skill and experience of our team, combined with the QBI operating system, has been crucial to building a robust pipeline of both development and acquisition opportunities and operating our portfolio with a high level of availability, strong performance and thoughtful expense management.

We have experienced significant growth. The chart below shows the growth of our fleet, both in total capacity and operating revenues, since our inception.

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GSRP—Capacity and Operating Revenue Growth Since Inception

(Includes Solar Energy and Energy Storage Assets)

Current Operations

As of September 30, 2021, our fleet consists of approximately 2.3 GW of operating and under construction solar projects as well as approximately 270 MW of operating and under construction energy storage projects. The fleet is strategically located primarily in places with well established, deregulated electricity markets and having strong support for renewable energy, often through renewable power generation requirements or targets. It is also primarily located in places with high prevailing power prices and barriers to operation or development of competing assets. These barriers include limited available land for development of energy projects, limited transmission capacity or formidable regulatory hurdles. We believe that strategic locations of our fleet preserves and builds long term value.

Our fleet is highly diversified with projects located across over 850 project sites in 27 U.S. states and anchored by long-term off-take agreements with over 200 enterprise customers. We believe that the geographic dispersion of the fleet, including scaled presences on both U.S. coasts supports more consistent financial performance by reducing the impact of adverse regional weather patterns and natural disaster events. It also reduces the impact of adverse regulatory or market changes made by a particular state or regional transmission organization. Our large roster of enterprise customers is a mitigant to individual customer credit risk. The solar modules, inverters, racking and other equipment used in our fleet is also highly diversified by manufacturer which we believe meaningfully limits our exposure to serial manufacturing defects and design risks. We are purposeful in creating significant diversification across many metrics in an effort to produce greater financial stability with our fleet.

In originating our fleet, we are focused on the needs of our enterprise customers. We do not define our focus as “utility-scale” or “C&I” or “distributed generation” projects. Rather, we recognize that our customers have a wide range of needs including both smaller scale, on-site power generation, such as rooftop, canopy or carport projects and larger scale, off site power generation, such as ground mounted projects covering many acres of land. As a result of our customer driven approach, our fleet comprises a wide range of sizes.

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The following map provides an overview of our current fleet as of September 30, 2021:

The following pie charts provide an overview of our fleet’s customer characteristics:

Customer Type (% by Total MW)	Customer Credit Quality (% by Total MW)	PPA Term Remaining (% by Total MW)

Note: “Shadow IG” refers to unofficial investment grade ratings that are not publicly announced. Customer credit ratings only shown for operating assets.

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In addition to our current fleet, we have a large pipeline of projects in development. As of December 31, 2021, projects in our development pipeline had an aggregate of approximately 1.1 GW in capacity. These projects are primarily located in strategic areas that we believe have characteristics similar to those of our current fleet, supporting the creation of long term value. These projects are in various stages of the development process and we are targeting commercial development dates between 2022 and 2026.

Our Market Opportunity

Today, the demand for sustainable, efficient, and reliable electricity in the U.S. continues to accelerate as governments and corporations establish renewable targets and decarbonization goals. We expect electricity generated by renewables to not only replace that generated by the burning of fossil fuels, but also to be utilized to meet growing electricity demand as transportation, heating, and cooking–all once powered primarily by fossil fuels–are electrified.

Solar is the fastest growing form of new electricity generation in the U.S. According to the SEIA, installed solar capacity in the U.S. has experienced an average annual growth rate of 42% in the past decade. Over the last eight years, solar has been either the first or second source of new electric capacity additions each year and in the first half of 2021 it represented 56% of all new electric capacity added to the grid. We believe the growth of solar installations is poised to continue. According to BNEF in an October 2021 report, the U.S. had approximately 72 GW of combined utility-scale and C&I solar capacity as of 2020 and capacity is expected to grow by 276 GW to approximately 350 GW, or approximately 15% annually by 2030. These new capacity additions represent the TAM for our renewable generation business, with the chart below demonstrating the expected incremental growth in capacity expected year-over-year.

2021—2030 Cumulative U.S. Utility-Scale and C&I Solar Capacity Additions (GW)

Source: BloombergNEF, second half of 2021 U.S. Renewable Energy Market Outlook

The commercial enterprise solar market continues to be boosted by corporate clean energy and decarbonization goals. According to a WoodMac report for SEIA, C&I renewable demand in the U.S. is expected to drive approximately 10 to 13 GW of new solar generation from 2022 through 2026.

The number of companies making commitments to clean energy has also been growing steadily, increasing the size of the market opportunity. RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 345 members by December 31, 2021, and includes a number of Fortune 500 companies that are already our customers. This organization alone represents hundreds of annual TWh of demand for renewable energy. Less

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than 1% of commercial electricity demand is served by on-site solar, according to SEIA, as of December 31, 2021, creating a huge opportunity for further growth in the segment.

RE100 Member Companies Cumulative Growth (number of members at year-end)

Source: RE100 as December 31, 2021

On-Site Commercial Solar Installations & Penetration Growth

Source: SEIA/Wood Mackenzie Power & Renewables U.S. Solar Market Insight, second quarter of 2021

Note: Does not include commercial electricity demand met by utility-scale or other off-site generation.

As solar prices have continued to fall, commercial solar installations have grown rapidly and have diversified to include everything from rooftop systems, solar parking canopies, and large off-site installations. Average commercial system sizes have also been growing over time, primarily driven by falling prices and more financing flexibility. With corporate renewable and decarbonization goals continuing to increase, we believe this growth in average system size is likely to continue.

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In addition to the diversification in types of solar installations, enterprises are also increasingly looking for solar systems paired with battery storage. According to SEIA, by 2025, almost 25% of all behind-the-meter solar systems will be paired with storage, compared to less than 6% in 2020. Larger scale solar projects are also more frequently being paired with storage, with over 26 GW of commissioned or announced projects including storage. In an analysis of long-term projected capacity additions through 2050 done by the U.S. EIA, large-scale battery storage energy capacity is projected to grow to 235 GWh (59 GW power capacity of four-hour duration systems) by 2050, which would include 153 GWh (38 GW) of storage paired with solar. In the nearer term, BNEF expects the U.S. to add approximately 32 GW of utility-scale and approximately 1 GW of C&I storage capacity between 2021 and 2025. We consider this to be our TAM for battery storage during this time period.

2021—2025 U.S. Storage Capacity Additions (GW)

Source: BloombergNEF, second half of 2021 Energy Storage Market Outlook

Key Growth Drivers

We believe the key factors that will continue to drive growth in U.S. solar generation include the following:

Increasing economic competitiveness of solar with fossil generation sources.    Solar energy is an increasingly cost-effective way of generating electricity and diversifying fuel risk. Continuous improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. While natural gas continues to make gains in generation market share, we expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy. In addition, intensifying challenges for conventional coal has resulted in the retirement of certain coal plants, while cost uncertainties, public concern over new construction and nuclear waste disposal as well as intensified competition from gas-fired generation has delayed or halted certain new nuclear development activities. This has led to an increase in renewable targets, in part, in order to satisfy supply requirements resulting from plant retirements and demand growth.

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As of the first half of 2021, BNEF’s global Levelized Cost of Electricity (“LCOE”) benchmark for solar projects (both fixed axis and tracking) was $38 to $48 per MWh, which represents a decline of approximately 88% since the second half of 2009. In the U.S., this LCOE benchmark for solar is currently $29 to $51 per MWh. An increase in the efficiency of photovoltaic (“PV”) cells has helped drive this cost decrease. In the U.S., solar PV with single-axis tracking is now the cheapest source of new-build bulk power, ahead of onshore wind and combined cycle gas turbines (“CCGT”). As efficiency continues to increase, solar PV LCOE is expected to fall further, continuing to increase the competitiveness of solar electricity.

Accelerating demand for and deployment of cost effective battery energy storage.    As additional renewable projects are deployed and economics continue to improve, we will see continued growth in energy storage projects. Given the intermittency of solar and wind resources, the integration of battery storage can allow for the storing of excess energy when solar and wind resources are producing it and feed it back to the grid when it is needed. This will serve an important function for maintaining grid stability as intermittent renewables become a larger portion of the generation mix.

States have been implementing targets for energy storage, with nine states publishing targets for 2024 or 2030, including Nevada, California, Virginia, Massachusetts, and others. These targets have been effective in prompting utilities to deploy storage, particularly in California and New York. According to BNEF, states with storage targets are expected to deploy approximately 5 GW of new projects from 2021 to 2023. In California alone, BNEF expects approximately 10 GW of utility-scale energy storage capacity could become operational between 2021 and 2025.

The “stackable” nature of behind-the-meter batteries also makes it attractive to both customers and suppliers. Batteries provide emergency back-up power while also managing demand charges and providing system capacity. Growth in demand is also being spurred by a recent Federal Energy Regulatory Commission (“FERC”) order that allows storage resources to participate in the wholesale market and ITCs, buoying renewable-plus-storage investments.

Growing corporate and investor support for decarbonization of energy.    Corporate clean energy goals for decarbonization have grown meaningfully in recent years and investors have been calling for corporate sustainability commitments, pushing companies to make more aggressive pledges. In addition, we have seen corporations join various initiatives focused on reaching net zero emissions. As an example, RE100, a global corporate renewable energy initiative that brings together businesses that are committed to 100% renewable electricity by 2050, has grown from fewer than 20 members in 2014 to 345 by December 31, 2021. The total power demand of RE100 members grew from approximately 100 TWh in 2015 to approximately 325 TWh in 2020. As corporations work towards meeting these decarbonization targets, the need for additional renewable energy capacity will continue to grow.

Government policies and incentives, including RPSs, which require that a certain percentage of electricity come from renewable energy resources. Regulatory support for the development of renewable power resources typically include RPSs and tax incentives or direct subsidies. 37 U.S. states, the District of Columbia, and Puerto Rico have either RPS targets or other policy goals that require or encourage load-serving utilities to supply portions of their customer electricity demand from renewable sources, according to EIA. Of these, 12 states (including California, New York, Nevada and Virginia) and the District of Columbia have set a requirement for 100% clean electricity by 2050. Some of these standards also have interim targets; for instance, California will require 60% renewable energy by 2030 with a goal of 100% by 2045 and New York will require 70% by 2030 with 100% zero-emissions electricity by 2040. To meet these interim targets and longer-term goals, demand for and investment in renewable electricity and storage projects will continue to grow.

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Our Competitive Strengths

We have several key competitive strengths that differentiate us from our peers, including:

Differentiated partner for our customers.    In 2020, we were the largest independent solar energy power producer in the U.S. and one of the top 5 largest solar asset owners overall in the U.S., based on the total gross capacity of our projects that were operating or under construction according to S&P Global Market Intelligence. Our role as a large, stable asset owner provides us with advantages in attracting off-takers who know that we will be the long-term owner of the asset and not someone whose business model is to “develop and flip” or whose capital base will require a divestiture prior to the end of the off-take contract. We have found this consistency in counterparty to be important to our customers. We believe this has been key in enabling us to win projects and has earned us a reputation among customers as a credible developer and owner and made us a partner of choice. We believe these key qualities are part of the reason that 49% of our customers have more than one project contracted with us as of December 31, 2021.

Our customers are diverse and creditworthy, which reduces the risk of our portfolio.    Our over 200 customers are corporations, federal, state and municipal entities, universities, college, and school districts, communities (through CCAs), and utilities. Some are among the largest and most creditworthy entities in the world. As of December 31, 2021, approximately 83% of our contracted operational MW’s are with investment grade rated customers, approximately 11% are with unrated customers whose credit risk we view as equivalent to investment grade, and approximately 5% are from community solar, a credit diversified portfolio. The combination of this counterparty diversification and high credit quality reduces the risk of defaults and allows us to maximize the predictability of our cash flows over the long term.

Strong balance sheet provides ability to deliver on commitments.    We typically enter into solar generation contracts with a term of 15 years or longer. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 15 years as of the date of this prospectus. These long-term contracts with our diverse and highly-rated customers create consistent cash flows that have allowed us to build a strong balance sheet and the financial wherewithal to deliver on our commitments to customers and for our long-term growth. We have a repeat track record of financing large and diversified project portfolios with low-cost, fixed rate debt accessed through the institutional Green Bond market. Our recent financings have been executed with some of the lowest costs ever achieved in the Green Bond market. As we focus on 100% ownership of our projects, these larger financings allow for a more simplified capital structure with increased flexibility for tax-equity financings and capital capacity due to their self-amortizing debt.

Industry-leading operator of solar assets.    We believe our team’s intense focus on details has allowed us to outperform customer expectations. From our plant operations center, our asset operations team closely monitors our assets and continually pursues opportunities to optimize costs, while our technical team monitors asset performance and pursues opportunities to enhance project performance. These teams, and our origination and project management teams, leverage our industry-leading asset management software, QBI, which is a valuable tool we use to manage and optimize our portfolio. Some examples of our operational capabilities include:

•

creation of an algorithm to estimate soiling on solar modules based on geographical information, meteorological conditions and the most recent cleansing rainfall. This information is used to inform decisions on when to perform washings of solar modules to maximize energy production;

•

re-engineering of solar projects in areas that experience regular seasonal snowfall to limit the potential for damaging spikes in electric current that can occur when solar irradiance is magnified by reflections from snow cover; and

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•	development of data analytics to uncover correlations that can be used to predict and avoid equipment failures.

Exceptional team with experience across the renewable asset life-cycle.    Our team of approximately 100 highly-skilled professionals combines investing, finance and commodities expertise honed at Goldman Sachs with renewable energy industry expertise across all phases of a project’s lifecycle: development, engineering and design, procurement, construction oversight, O&M oversight, and asset management. These in-house capabilities provide execution certainty to our customers. Collectively, our team has over 475 years of experience in the renewable energy industry and has developed or operated over 150 GWs of projects.

Our Growth Strategy

Executing on our pipeline of projects in development.    We have a robust pipeline of existing projects in various stages of development. As of December 31, 2021, the pipeline of pre-operational projects was made up of 1.1 GW of solar projects and 10 MW of energy storage projects. This represents projects that are pre-construction. We have a strong track record of executing on projects in our pipeline to accomplish our growth objectives. In addition, we will look to continuously grow our pipeline going forward by adding projects sourced both from development and merger and acquisition opportunities.

Continue to grow business with existing customer base.    As our customers continue to decarbonize their businesses, we strive to be their go-to providers for energy transition solutions, capturing the market share of some of the largest enterprise customers and finding opportunities for cross-sell opportunities. In order to fulfill our mission of serving our customers and assisting them in their energy-transition journey to an electrified, decarbonized world, we maintain an ongoing dialogue with our existing customers in order to understand their current and anticipated future energy needs and look to position ourselves to help them find the most efficient and relevant solutions. We believe that many customers will want more renewable energy, battery storage, electric vehicle charging and power load management. Our existing long-term contractual relationships with our customers provides both the relationship and the runway to meet these needs. Many of our existing customers have committed to decarbonization goals that will require them to procure more of their power from renewables in the coming years, creating additional opportunities for us to partner. As an example, Target, which is one of our larger corporate customers, has committed to purchasing 100% of its electricity from renewable sources by 2030. Today, the projects and partnerships it has put in place to source this electricity will result in Target purchasing approximately 38% of its electricity from renewable sources in 2020, leaving substantial capacity still to be sourced by 2030 according to Target’s Target Sustainability Strategy report.

Growth of potential customer base.    The number of enterprise customers seeking to decarbonize their operations continues to accelerate. As an example of this growth, RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 345 members as of December 31, 2021. Our business development team is focused on growing our customer base through participating in requests for proposals and developing new relationships with these customers through bilateral dialogue. Our successful track record and reputation as an industry-leading operator positions us well to win new business against other competitors in the space.

Expansion of product offerings.    We recognize our customers’ needs are evolving beyond solar energy power purchase agreements and we will be prepared to meet their needs in adjacent areas. We are continuing to grow our battery storage portfolio and offer our customers various energy storage solutions. We are also developing solutions for electric vehicle infrastructure needs such as charging stations for fleets and customer/employee use and providing energy efficiency solutions, such as demand response, peak shaving, and energy conservation technologies.

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Market Overview

Set forth below is a brief summary of some of the markets in which we have significant operations. As of December 31, 2021, our fleet was composed of over 850 projects spread across 27 states with an aggregate capacity of approximately 2.3 GW of operating and under construction solar projects and approximately 270 MW of operating and under construction battery storage projects. Our portfolio is primarily in mature markets with strong regulatory support and has significant asset diversity across different solar regimes, equipment manufacturers and off-takers – with the largest single off-taker accounting for 14.4% of our portfolio’s revenues for the year ended December 31, 2021. In addition, our portfolio has well balanced end-market distribution among corporations, federal, state and municipal entities, universities, colleges and school districts, CCAs and utilities.

California Independent System Operator (“CAISO”).    The California Independent System Operator operates a competitive wholesale power market. The CAISO market represents approximately 80% of demand within California, with the remaining load managed by non-jurisdictional entities such as municipal utilities and irrigation districts.

Although there is a significant amount of generation located within the state, the market is a large consumer of energy and a net importer of electricity. Three Investor-Owned Utilities (“IOUs”), Pacific Gas & Electric, Southern California Edison, and San Diego Gas & Electric operate within the state, providing predominantly transmission and distribution services to the large majority of the state’s electric customers. IPPs compete to sell their power to their IOUs and other entities, including municipal utilities, community choice aggregators, energy service providers (“ESPs”) and irrigation districts.

PJM Interconnection (“PJM”).    PJM coordinates a wholesale electricity market in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, and the District of Columbia. The area currently under PJM control serves a population of over 65 million and comprises around 180,000 MW of installed generation and over 84,000 miles of transmission lines.

ISO-New England (“ISO-NE”).    The New England market encompasses the electrical system of the six-state region comprising Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont. The New England power grid is a summer peaking system. On August 2, 2006, the New England market set an all-time high peak demand of 28,130 MW. This compares to the summer 2020 peak demand of 24,736 MW, which occurred on July 27, 2020.

Desert Southwest (“DSW”).    The DSW market covers Arizona and the majority of New Mexico and parts of Southern Nevada and West Texas. A key feature of power plants located in the DSW is that generation from such plants has access to both the DSW market and the Southern California (“SP15”) market. Exports to California are sometimes constrained, limiting the ability to transfer power west.

The DSW region has a substantial transmission interface of approximately 9 GW with the SP15 market in California supporting energy flows from Palo Verde and Mead trading hubs. The summer 2020 peak was approximately 32 GW (excluding exports to California) for the DSW market.

Rockies.    The Rockies market comprises the geographical area covering all of the state of Colorado, parts of central and all of eastern Wyoming, and portions of western Nebraska and South Dakota and is primarily composed of the Public Service Company of Colorado and Western Area Power Administration’s (“WAPA”) Western Area Colorado-Missouri control areas.

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It is bordered by and interconnected with the Pacific Northwest and Desert Southwest WECC sub-regions on the north, west, and south. On the eastern side, it is connected by several DC ties with a limited transfer capability of approximately 700 MW.

Power Purchase Agreements

Since inception, we have built our portfolio through acquiring and developing U.S. distributed generation solar energy systems with highly rated, long-term off-takers from leading industry players. As an asset owner, we harvest cash flows from off-takers over the life of the PPAs (typically a fixed price, “take or pay” contract over 15 years). Our PPAs are typically entered into for terms ranging from 15 to 25 years and require the PPA offtakers to take all or a contracted portion of the output from the relevant project for a stipulated price. The current weighted-average remaining term of our PPA portfolio was 15 years as of December 31, 2021, and require the PPA off-takers to take all or a contracted portion of the output from the relevant project for a stipulated price. Payments under PPAs are primarily based on volumes of electricity and RECs delivered, with rates potentially subject to adjustments based on the timing and volume of delivery, and may be subject to certain “floor” or “ceiling” provisions; however our PPAs do not require fixed-volume, hedging commitments. Certain PPAs contain non-cancelable off-taker commitments to pay for a specific volume of supply and outline minimum output levels to be delivered by us.

Supply Chain

We purchase equipment, including solar panels, inverters and batteries from a variety of manufacturers and suppliers. We believe that our equipment and service providers primarily reflect a diverse set of Tier 1 manufacturers and O&M providers with a significant track record within the industry. For the year ended December 31, 2021, our largest equipment supplier (module, inverter or racking) accounted for approximately 20% of our portfolio of projects. If one or more of the suppliers and manufacturers that we rely upon to meet anticipated demand reduces or ceases production, it may be difficult to quickly identify and qualify alternatives on acceptable terms. In addition, equipment prices may increase in the coming years, or not decrease at the rates we historically have experienced, due to tariffs, supply chain constraints or other factors. For further information, please see the section entitled “Risk Factors” elsewhere in this prospectus.

Seasonality

The amount of electricity our solar energy systems produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months and poor weather conditions due to rain or snow results in less irradiation, the output of solar energy systems will vary depending on the season and the overall weather conditions in a year. Based on a calendar year, our strongest season of profitability is typically the third quarter and our weakest is typically the first quarter of the year. While we expect seasonal variability to occur, the geographic diversity in our assets helps to mitigate our aggregate seasonal variability.

Sales and Marketing

We sell our solar energy and energy storage offerings through a scalable sales organization using a national developer base with local expertise, intermediaries that connect clients directly to us as well as our diverse partner network. We also generate sales volume through client referrals. Client referrals increase in relation to our penetration in a market and shortly after market entry become an increasingly effective way to market our solar energy systems. We believe that a customized, relationship-focused selling process is important before, during and after the sale of our solar and energy storage services to maximize our sales success and customer experience and to generate relationships with developers that lead to repeat projects. We train our sales and marketing team in house to maximize this multi-pronged client development strategy.

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We have over 200 enterprise customers diversified across sectors and represent some of the largest and most creditworthy institutions in the world. We are focused on serving our enterprise customers’ needs, including clean energy, power storage and resiliency, clean energy vehicle infrastructure and energy efficiency, as they transition to a carbon free, electrified world.

Intellectual Property

We rely on intellectual property laws, primarily a combination of copyright and trade secret laws in the U.S., as well as license agreements and other contractual provisions, to protect our proprietary technology. We also rely on several registered and unregistered trademarks to protect our brand. In addition, we generally require our employees and independent contractors involved in the development of intellectual property on our behalf to enter into agreements to limit access to, and disclosure and use of, our confidential information and proprietary technology. We also continue to expand our technological capabilities through licensing technology and intellectual property from third parties.

Government Regulations

Although our project companies are not regulated as traditional, franchised public utilities in the U.S. under applicable national, state or other local regulatory regimes where we conduct business, we frequently transact with regulated utilities with respect to interconnections and power sales. As a result, we have developed and are committed to maintaining a policy team to focus on the key regulatory and legislative issues impacting the entire industry. We believe these efforts help us better navigate local markets through relationships with key stakeholders and facilitate a deep understanding of the national and regional policy environment.

To operate our fleet, we obtain interconnection permission from the applicable local primary electric utility. Depending on the size of the solar energy system and local law requirements, interconnection permission is provided by the local utility directly to us and/or our customers. In almost all cases, interconnection permissions are issued on the basis of a standard process that has been pre-approved by the local public utility commission or other regulatory body with jurisdiction over net metering policies. As such, no additional regulatory approvals are required once interconnection permission is given.

Our operations are subject to stringent and complex federal, state and local laws, including regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of OSHA, and comparable state laws that protect and regulate employee health and safety. We endeavor to maintain compliance with applicable OSHA and other comparable government regulations.

Environmental Laws and Regulations

Our operations are subject to numerous EHS laws and regulations in the jurisdictions in which we operate. These laws and regulations may require us to perform certain investigatory or remedial obligations, take precautions with respect to threatened, endangered, or otherwise protected species as well as other natural, historical, and cultural resources, perform environmental assessments or impact statements, implement certain siting and operational programs or best practices to minimize environmental impacts from our operations, and obtain a range of environmental permits from federal, state, and local governmental authorities related to air emissions, wastewater discharges, waste generation, storage, transportation and disposal, and other aspects of our operations. Failure to comply with these laws and regulations can result in the imposition of significant fines or penalties. In addition to these regulatory requirements, our business could experience significant opposition from third parties when we initially apply for permits or when there is an appeal after permits are issued.

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Delay or denial of a permit, or the imposition of costly and difficult to comply with conditions, may impair or prevent the development of our projects to the extent that increased substantial costs may make such projects no longer attractive to us. The following is a summary of the more significant existing EHS laws and regulations, as amended from time to time, to which our business operations are subject and for which compliance may have a material adverse impact on our financial position, results of operations or cash flows.

Environmental Review

Certain of our projects, both operating and in our fleet, may be subject to environmental review, such as under the U.S. National Environmental Policy Act (“NEPA”) or similar laws in other jurisdictions. These laws require agencies to evaluate the environmental impact of their actions that may significantly affect the quality of the environment, which generally includes the granting of a land lease, permit or similar authorization for a certain development project or the interconnection of such projects into federal projects. As part of such reviews, agencies are typically required to consider a broad array of environmental impacts, such as impacts on air quality, water quality, wildlife, cultural resources, geology, socioeconomics, and aesthetics, as well as alternatives to the project. This process can cause significant delays in approval of our projects and the issuance of required permits which, in turn, may impact the cost and development of such projects. As a result of NEPA review, agencies may decide to deny permits or other support for a project or to condition approvals on certain project modifications or mitigation actions. Furthermore, authorizations under NEPA are subject to protest, appeal, or litigation which may lead to further delays. Additional reviews may be required for cultural or archaeological resources under the U.S. National Historic Preservation Act or similar laws in other jurisdictions.

Protected Species

Our operations are subject to several environmental regulations and guidelines related to various protected species and their habitats. Environmental laws in the U.S., to include the Endangered Species Act, the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act, alongside similar state laws, provide for the protections of these species and their habitats and impose significant civil and criminal penalties for violating such laws, to include injunctions limiting or otherwise prohibiting our operations in certain areas where protected species or their habitat is located. For example, potential penalties may be imposed for unpermitted activities that result in harm to or harassment of protected species, plants, and their respective habitats. If protected species are located in areas in which we conduct operations, or these areas are designated as critical habitats for such species, or designation of previously unidentified endangered or threatened species occurs in such areas, we may be subject to potential construction restrictions, such as seasonal limitations, resulting in additional costs and delays. Additionally, we could be prohibited from building our facilities in certain areas or face extensive accommodation measures, thereby impacting the feasibility of our projects.

Water

The Clean Water Act (“CWA”) and similar state regulations may require us to obtain permits for water discharges, such as storm water associated with construction activities, or take mitigation actions with respect to loss of wetland functions and values, that accompany our operational activities. Additionally, such regulation requires us to follow a variety of best management practices to ensure that water quality is protected and impacts of our operations are minimized. Also, pursuant to these laws and regulations, we may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water and are required to develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans,” in connection with on-site storage of significant quantities of oil. The CWA and analogous laws and any implementing regulations provide

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for administrative, civil and criminal penalties for any unauthorized discharges of pollutants, oil and other substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages. Many of the implementing regulations of the CWA, such as the “Waters of the United States Rule”, are subject to frequent modification and revision due to the changing administrations of the U.S. presidency and certain court decisions and subsequent appeals. As such, the potential liability related to unauthorized discharges of pollutants under the CWA, and the scope of the CWA in general, remains uncertain.

Projects that may be located near wetlands could also be required to obtain permits for the discharge of dredged or fill material into waters of the U.S., inclusive of wetlands and streams. Certain dredge and fill activities conducted in connection with our projects may be covered under the Army Corps of Engineers’ Nationwide Permit (“NWP”) program which provides for more streamlined and fast-tracked permit approvals. However, the NWP program has recently been subject to several legal challenges which, in some cases, has resulted in modifications to the NWP or otherwise limiting the available of NWPs. If it is determined that we cannot proceed to permit our projects under existing NWPs, we will be required to seek an individual permit from the Army Corps of Engineers, a process that is both time and resource intensive and which is subject to third-party challenges, potentially causing additional delays.

Hazardous Materials and Cleanup Liability

We own and lease real property and may be subject to requirements regarding the storage, use, and disposal of hazardous substances. Federal and state hazardous waste and remedial laws, such as CERCLA, impose strict, joint and several liability for the remediation of spills and releases of hazardous substances and other pollutants. We could be responsible for the costs of investigation and cleanup and for related liabilities, including claims for damage to property, persons, or natural resources, in connection with our operations, to include owned or leased properties that may be contaminated whether during our ownership or operation, or prior ownership or operation. This responsibility may arise even if we were not at fault and did not cause or were not aware of contamination. For example, construction activities at our sites could result in spills or releases of diesel fuel, other petroleum substances, chemicals, or other wastes that could result in liability under Environmental Laws, and such laws would also impose liability on us for pre-existing contamination based solely on our status as the owner or operator of the site where the contamination is present. Additionally, the waste we generate, such as damaged solar panels or spent batteries, amongst others, may be sent to third-party disposal facilities. If those facilities become contaminated, we and other persons who arranged for the disposal or treatment of hazardous substances at those sites, may be jointly and severally responsible for the costs of investigation and remediation, and for any claims for damage to third parties, their property, or natural resources.

Energy Transition

Various jurisdictions have taken and continue to take certain actions, such as passing regulations or setting targets and goals, regarding the reduction of greenhouse gas (“GHG”) emissions and the increase of renewable energy generation. These may include certain rebates or incentives for the development and installation of solar and energy storage systems. Certain states have also adopted an energy storage mandate or policies designed to encourage the adoption of storage. For example, Massachusetts and New York offer performance-based financial incentives for storage. Storage installation are also supported in certain states by state public utility commission policies that require utilities to consider alternatives such as storage before they can build new generation facilities.

Many states, provinces, and territories have adopted renewable energy production requirements. For example, many such jurisdictions have adopted RPS that require regulated electric utilities to

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generate or procure a specified percentage of total electricity delivered to customers in the state or territory from eligible renewable energy sources, such as solar energy systems, by a series of specified dates. Several other states have set voluntary goals for renewable generation. Others have also established requirements for the generation of a portion of such electricity from particular energy sources, such as solar. To the extent that these programs are discontinued, limited, or implemented in a form were we are ineligible but our competitors or customers are not, or where they provide greater benefits to our competitors, this may impact demand for our products. For instance, certain states may choose to implement “Clean Energy Standards” which could, alongside renewables, contemplate the use of nuclear, carbon capture, and other renewable energy alternatives.

Occupational Safety and Health Act

We are also subject to the requirements of the federal OSHA, and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA’s hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities, and citizens.

Other State and Local Programs

In addition to federal requirements, our projects may be subject to a variety of additional environmental and regulatory requirements at the state and local level, including but not limited to land use, zoning, building and transportation requirements. Local or state regulatory agencies may require modeling and measurement of various project attributes in connection with the permitting and approval of our projects. Local and state agencies may also require us to develop decommissioning plans for dismantling the project at the end of its functional life and establish financial assurances for carrying out such decommissioning plans.

Government Incentives

Federal, state and local government bodies provide incentives to owners, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in the form of rebates, tax credits, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. These incentives enable us to lower the price we charge customers for energy from, and to lease, our solar energy systems, helping to catalyze customer acceptance of solar energy as an alternative to utility-provided power. In addition, for some investors, the acceleration of depreciation creates a valuable tax attribute that reduces the overall cost of the solar energy system and increases the return on investment.

The federal government currently offers an ITC for the installation of certain solar energy facilities owned for business purposes. If construction on the facility began before January 1, 2020, the amount of the ITC available is 30%, if construction began (or begins) during 2020, 2021, or 2022 the amount of the ITC available is 26%, and if construction begins during 2023 the amount of the ITC available is 22%. The ITC steps down to 10% if construction of the facility begins after December 31, 2023 or if the facility is not placed in service before January 1, 2026. The depreciable basis of a solar facility is also reduced by 50% of the amount of any ITC claimed. The Internal Revenue Service (the “IRS”) provided taxpayers guidance in Notice 2018-59 for determining when construction has begun on a solar facility. This guidance is relevant for any facilities that we seek to deploy in future years but in which we take advantage of a higher tax credit rate available for an earlier year. For example, we have sought to avail ourselves of the methods set forth in the guidance to retain the 30% ITC that was available prior to January 1, 2020 by incurring certain costs and taking title to equipment in 2019 or early 2020 and/or by

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performing physical work on components that will be installed in solar facilities. From and after 2023, we may seek to avail ourselves of the 26% credit rate by using these methods to establish the beginning of construction in 2020, 2021, or 2022 and we may plan to similarly further utilize the program in future years if the ITC step down continues.

More than half of the states, and many local jurisdictions, have established property tax incentives for renewable energy systems that include exemptions, exclusions, abatements and credits. Approximately twenty-nine states and the District of Columbia have adopted a renewable portfolio standard (and approximately eight other states have some voluntary goal) that requires regulated utilities to procure a specified percentage of total electricity delivered in the state from eligible renewable energy sources, such as solar energy systems, by a specified date. To prove compliance with such mandates, utilities must surrender SRECs to the applicable authority. Solar energy system owners such as our investment funds often are able to sell SRECs to utilities directly or in SREC markets. While there are numerous federal, state and local government incentives that benefit our business, some adverse interpretations or determinations of new and existing laws can have a negative impact on our business. For more information, see “Risk Factors—Changes in the treatment of renewable energy certificates may adversely impact our business.”

Competition

The nature and extent of competition we face varies from jurisdiction to jurisdiction. Our main competition in our electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy suppliers who use hydro, wind, geothermal and solar PV technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in North America.

Our experienced management and marketing teams provides us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants. In 2020, the last year for which data was available, the energy marketing business was responsible for the sale of approximately 19 TWh of generation in North America.

Employees and Contractors

As of December 31, 2021, we had no employees. Under a Management Services Agreement, GSAM dedicates to us a team of approximately 100 employees. We will make offers to directly employ these approximately 100 employees in connection with the Internalization Transaction. For more information, see the section entitled “Internalization Transaction and Corporate Reorganization.” We also engage independent contractors and consultants. We are not party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory.

Insurance

We maintain the types and amounts of insurance coverage that we believe are consistent with customary industry practices. Our insurance policies cover employee and contractor-related accidents and injuries, property damage, business interruption, storm damage, fixed assets, facilities, cyber, crime and liability deriving from our activities. Our insurance policies also cover directors’, employee and fiduciary liability and officers’ liability. We may also be covered for certain liabilities by insurance policies issued to third parties, including, but not limited to, our dealers and vendors.

Legal Proceedings

Although we may, from time to time, be involved in litigation, claims and government proceedings arising in the ordinary course of business, we are not a party to any litigation or governmental or other

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proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity. In the ordinary course of business, we have disputes with dealers and customers. In general, litigation claims or regulatory proceedings can be expensive and time consuming to bring or defend against, may result in the diversion of management attention and resources from our business and business goals and could result in settlement or damages that could significantly affect financial results and the conduct of our business.

Facilities

We currently operate our business out of GSAM’s offices at 200 West Street, New York, NY 10282, and from additional GSAM office space at Park of Commerce Blvd, Suite 200, Boca Raton, FL 33487, as our employees are all currently employed by GSAM. Following the Internalization Transaction, we intend to lease corporate office space on customary terms for such leases, subject to a transition period following the Internalization Transaction during which we may for a period of time continue to use certain office spaces and other facilities of GSAM.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age as of the date of this prospectus, and position of the individuals who, prior to the Internalization Transaction provide their services to us under the terms of the Management Services Agreement, and will serve as executive officers of New PubCo following the Internalization Transaction and the closing of this offering, and individuals currently serving as directors and director nominees. The following also includes certain information regarding the individual experience, qualifications, attributes, and skills of our directors and executive officers as well as brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors:

Name	Age	Position
Executive Officers:
Jon Yoder	48	President, Chief Executive Officer and Director
David Callen	50	Chief Financial Officer
David Fernandez	46
Jordan Meer	30
Greg Roer	55
Moe Hanifi	37
Ricardo Fabre	40
Pedro Garcia Hrdy	42
Patrick McAlpine	40
Non-Employee Directors:
Timothy J. Leach	66	Director

Executive Officers

Jon Yoder Mr. Yoder will serve on our board of directors, and as our President and Chief Executive Officer following the consummation of the Internalization Transaction. Beginning in 2016, Mr. Yoder has served as a Managing Director at The Goldman Sachs Group, Inc. and has been Head of the Renewable Power Group of Goldman Sachs Asset Management since its inception in 2017. During his tenure at Goldman Sachs, Mr. Yoder also served as Co-head of the Credit Alternatives Group at Goldman Sachs Asset Management from 2018 to 2022 and as the chief operating officer of Goldman Sachs BDC, Inc. (NYSE: GSBD) from 2013 to 2022 and a number of related investment vehicles. Mr. Yoder joined Goldman Sachs in 2005. Prior to joining Goldman Sachs, he was a member of the mergers and acquisitions and private equity groups at Paul, Weiss, Rifkind, Wharton & Garrison, LLP. Mr. Yoder holds a Bachelor of Business Administration degree in finance from Southern Methodist University and a Juris Doctor degree from the University of Pennsylvania Law School.

We believe that Mr. Yoder’s leadership skills and experience, particularly his financial expertise and investment banking experience make him well qualified to serve as a member of our board of directors.

David Callen Mr. Callen is currently a Managing Director at The Goldman Sachs Group, Inc. and is the Chief Financial Officer of the Renewable Power Group of Goldman Sachs Asset Management.

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He joined Goldman Sachs in December 2021. Prior to joining Goldman Sachs, he served as Senior Vice President and Chief Accounting Officer since February 2016 and Vice President and Chief Accounting Officer from March 2015 to February 2016 at NRG Energy Inc. (NYSE: NRG). In this capacity, Mr. Callen was responsible for directing NRG’s financial accounting and reporting activities. Mr. Callen also served as Vice President and Chief Accounting Officer of Clearway Energy, Inc. from March 2015 to August 2018. Prior to this, Mr. Callen held several roles at NRG including Vice President, Financial Planning & Analysis, Director, Finance, Director, Financial Reporting and Manager, Accounting Research. Prior to NRG, Mr. Callen was an auditor for KPMG LLP in both New York City and Tel Aviv, Israel from October 1996 through April 2001. Mr. Callen holds a Bachelor of Arts degree in economics and accounting from Bar-Ilan University.

David Fernandez Mr. Fernandez is currently a Managing Director at The Goldman Sachs Group, Inc. and has been the Head of Asset Management & Operations for the Renewable Power Group of Goldman Sachs Asset Management since 2017. He has also been a member of the Renewable Power Group Investment Committee since 2017. Prior to joining Goldman Sachs, he served as a vice president of North America Operations and Asset Management at SunEdison/TerraForm from 2010 to 2016. Before that, David was a senior vice president of Operations at Fotowatio Renewable Ventures and led all activities within Engineering, Construction, Supply Chain, Operations and Maintenance and Asset Management. Earlier in his career, he was chief executive officer of GES USA, a renewable energy service company. Mr. Fernandez holds a Bachelor of Science degree in Aeronautical Engineering from Western Michigan University, a Master’s degree in Aeronautical Engineering from Purdue University and a Master of Business Administration degree from the Instituto de Empresa.

Jordan Meer Mr. Meer is currently a Managing Director at The Goldman Sachs Group, Inc. and has been the Head of Investing and Financial Strategy for the Renewable Power Group of Goldman Sachs Asset Management since 2017. He is a member of the Renewable Power Group Investment Committee and is responsible for analyzing, structuring and executing investment opportunities, managing capital markets activities, forming strategic partnerships and advising on corporate financial strategy. Prior to co-Founding the Renewable Power Group, Jordan was a member of the Credit Alternatives Group in Goldman Sachs Asset Management from 2013 to 2017, where he was responsible for investing in privately negotiated transactions across the capital structure and supported the IPO of Goldman Sachs BDC, Inc. (NYSE: GSBD) in 2015. Mr. Meer joined Goldman Sachs in 2012. Mr. Meer holds a Bachelor of Science degree in Business Administration from the University of North Carolina at Chapel Hill.

Greg Roer Mr. Roer is currently Head of Business Development for the Renewable Power Group of Goldman Sachs Asset Management. He has been focused on originating, structuring, financing, researching and executing renewable power investments, and has been involved in a number of important initiatives for the platform. He joined Goldman Sachs in 2006, and has been in a number of different investing roles at the firm. Prior to joining Goldman Sachs, Mr. Roer was a research analyst at Amaranth Advisors, a telecom investment banker at UBS and Dillon Read, practiced law at O’Melveny & Myers, and was involved in a number of entrepreneurial ventures. Mr. Roer holds a Bachelor of Arts degree in Economics and English from Tufts University, a Juris Doctor degree from the University of Pennsylvania and a Master of Business Administration degree from New York University.

Moe Hanifi Mr. Hanifi is currently a Managing Director at The Goldman Sachs Group, Inc. and has been the Head of Power Markets for the Renewable Power Group of Goldman Sachs Asset Management since 2018. He is responsible for energy/commodity management and corporate sales. He joined Goldman Sachs in 2017. Prior to joining Goldman Sachs, he served as a Vice President at Citigroup in the commodity trading division from 2007 to 2017, focused on the renewable energy sector. Before that, he worked at Morgan Stanley in the energy group. Mr. Hanifi holds a Bachelor of Science degree, summa cum laude, with a concentration in Finance from the University of Albany in 2006.

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Ricardo Fabre Mr. Fabre is currently the Head of Asset Operations of the Renewable Power Group of Goldman Sachs Asset Management. He joined Goldman Sachs in January 2018. Prior to joining Goldman Sachs, he served as Head of Technical Operations and Director of Due Diligence at Terraform Power Inc. (formerly listed NYSE: TERP) since January 2015. In these capacities, Mr. Fabre was responsible for technical operations and due diligence of Terraform Power’s 1.4 GW solar photovoltaic portfolio of distributed generation and Utility assets in the US, Europe, Canada and Latin America. He previously served as Director of Commercial Operations at SolarCity (formerly listed NYSE: SCTY) and was responsible for construction operations of SolarCity’s rooftop and ground mounted commercial and industrial solar PV portfolio. Prior to SolarCity, Mr. Fabre was Assistant Secretary at the Department of Economic Development and Commerce of the Government of Puerto Rico handling energy and infrastructure matters from December 2010 through December 2012. Mr. Fabre holds a Bachelor of Science degree in Civil Engineering from Rensselaer Polytechnic Institute and Master of Science in Civil Engineering degree from University of Massachusetts, Amherst.

Pedro Garcia Hrdy Mr. Garcia Hrdy is currently the Head of Technical Operations for the Renewable Power Group of Goldman Sachs Asset Management. In this role, he leads technical due diligence of assets, engineering of new projects and performance monitoring and analysis of operating assets. He joined Goldman Sachs in 2018 and has overseen the evaluation of over 5 GWdc of assets. Prior to joining Goldman Sachs, Pedro spent two years at Terraform Power (formerly listed NYSE: TERP) from 2014 to 2016 as the Sr. Director of Technical Services, where he led the technical due diligence of over 1 GW of operating solar PV assets being considered for acquisition. The assets evaluated included a multitude of technology providers as well as varying classes ranging from large scale utility assets to portfolios of C&I systems. Before joining Terraform Power, he spent three years at SunEdison from 2011 to 2014 where he was involved in all stages of project development ranging from early stage design and construction project management to O&M. Pedro started his career in 2004 as a Renewable Energy Manager at Iberdrola Engineering & Construction where he negotiated, contracted and supervised development of balance of plant design projects through subcontractors. Mr. Garcia Hrdy holds a Bachelor of Science and Master of Science in Industrial Engineering from the Universidad Carlos III de Madrid.

Patrick McAlpine Mr. McAlpine is currently the Business Unit Manager of the Renewable Power Group of Goldman Sachs Asset Management. He joined Goldman Sachs in 2006 as an analyst in the legal department supporting Goldman Sachs Asset Management’s alternative investments platform. He joined Goldman Sachs Asset Management in 2010, where he was a product implementation specialist responsible for launches and restructurings of various alternative investment vehicles and strategies. In addition to his product implementation responsibilities, Mr. McAlpine also served as relationship manager for fund custodians and administrators used by Goldman Sachs Asset Management, as well as Secretary of Goldman Sachs Asset Management’s New Product and New Instrument Committees, After managing the infrastructure setup for launch of Goldman Sachs Renewable Power LLC in 2018, Mr. McAlpine joined the Renewable Power Group to serve as COO. Mr. McAlpine holds a Bachelor of Arts degree from Vassar College and a Master of Business Administration degree from New York University.

Directors

Timothy J. Leach Mr. Leach has served on the board of directors since August 2021 and served as the chairman of our board of directors prior to the consummation of the Internalization Transaction. Mr. Leach is retired. From 2008 until his retirement in July 2016, Mr. Leach served as chief investment officer of US Bank Wealth Management. Prior to joining US Bank, Mr. Leach held senior management positions with U.S. Trust Company and various investment advisers and asset managers, including Wells Fargo Private Investment Advisors, Wells Fargo Alternative Asset Management, ABN Amro Global Asset Management, ABN Amro Asset Management (USA) and Qualivest Capital Management.

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Mr. Leach currently serves on the Board of Directors of Goldman Sachs BDC, Inc. and Goldman Sachs Middle Market Lending LLC II. He also currently serves as chairman of the board of directors of Habitat for Humanity of Sonoma County. Based on the foregoing, Mr. Leach is experienced with financial and investment matters. Mr. Leach holds a Bachelor of Science Degree in Agriculture Science and Management from the University of California, Davis, and a Master of Business Administration Degree from the University of California, Berkeley.

We believe that Mr. Leach’s experienced with financial and investment matters makes him well suited to serve as a member of our board of directors.

Code of Conduct and Code of Ethics for Chief Executive Officer and Senior Financial Officers

Our board of directors will adopt a Code of Conduct and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that will apply upon the completion of this offering. The Code of Conduct will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers will apply to Jon Yoder and our other senior financial officers. The full text of our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers will be posted on the investor relations page on our website. We intend to disclose any amendments to our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers, or waivers of their requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of                directors,                of whom will qualify as “independent” under the listing standards of the NYSE.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our new certificate of incorporation and new bylaws that will become effective immediately prior to or contemporaneously with the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each non-employee director nominee does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

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Audit Committee

Following the completion of this offering, our audit committee will be composed of                     , each of whom satisfies the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and listing standards of the NYSE.                    will serve as the chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the rules of the SEC, and satisfies the financial sophistication requirements under the listing standards of the NYSE. Following the completion of this offering, our audit committee will, among other things, be responsible for:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the annual audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our year-end results of operations;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing and discussing with management and our internal audit department our policies on risk assessment and risk management;

•	keeping the independent registered accounting firm informed of significant related party transactions; and

•

approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Compensation Committee

Following the completion of this offering, our compensation committee will be composed of                    , each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NYSE.                    will serve as the chair of our compensation committee. Each member of our compensation committee is also a director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director. Following the completion of this offering, our compensation committee will, among other things, be responsible for:

•	reviewing, approving, or making recommendations to our board of directors regarding, the compensation of our executive officers;

•	administering our incentive and equity-based compensation plans;

•	reviewing, approving and making recommendations to our board of directors regarding incentive and equity-based compensation and equity compensation plans; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

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Nominating and Corporate Governance Committee

Following the completion of this offering, our nominating and governance committee will be composed of                    , each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NYSE.                    will serve as the chair of our nominating and corporate governance committee. Following the completion of this offering, our nominating and corporate governance committee will, among other things, be responsible for:

•	making recommendations to our board of directors regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders;

•	developing a process, subject to the approval of our board of directors, for evaluating the performance of our board of directors and of its committees;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	developing and recommending to our board of directors a policy on the approval of related party transactions;

•	reviewing and approving any transaction between us and any related person in accordance with our related party transactions policy;

•	studying developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters on at least an annual basis.

Our nominating and corporate governance committee will operate under a written charter that satisfies the applicable listing standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Director Compensation

During the fiscal year ended December 31, 2021, our director compensation program was as follows:

•	Annual cash retainer for the chairman of the board of $125,000;

•	Annual cash retainer for all other members of the board of directors of $15,000; and

•	Reimbursement for reasonable expenses associated with service on the board of directors.

All cash retainers were paid annually for service during 2021. Timothy J. Leach, our chairman of the board, joined the board on August 10, 2021 and received a cash retainer that was pro-rated for the number of days in 2021 that he served as our chairman of the board. No equity awards were granted to members of our board of directors during 2021 or in prior years.

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2021 Director Compensation Table

Name	Fees earned or paid in cash ($)(1)	Total ($)
Timothy J. Leach(2)	$48,973	$48,973
Andrew Galloway	$15,000	$15,000
John Lewis	$15,000	$15,000
Andrew Johnson	$15,000	$15,000

(1)	None of the members of our board of directors held stock awards or option awards as of December 31, 2021.
(2)	Timothy J. Leach was appointed to the board on August 10, 2021.

We expect Messrs. Galloway, Lewis and Johnson to resign from our board of directors prior to the effectiveness of this offering. Messrs. Galloway, Lewis and Johnson will receive a $15,000 annual cash retainer as compensation for services provided on our board of directors during 2022. Effective January 1, 2022, we adopted a non-employee director compensation program that applies to Timothy Leach and each of our non-employee directors that joins the board of directors following its adoption. We believe that this compensation program is essential to our ability to attract and retain qualified non-employee directors and will allow us to grow in a manner that is designed to create value for our stockholders. We believe that structuring director compensation with a significant equity component is key to achieving our goals and properly aligning the interests of our directors with those of our stockholders. This structure will allow our directors to carry out their oversight responsibilities while maintaining alignment with stockholder interests and their fiduciary obligations. Accordingly, our director compensation program for our non-employee directors for 2022, consists of:

•	an annual cash retainer of $80,000 to each non-employee member of the board;

•	an additional annual cash retainer of $50,000 for our Lead Independent Director;

•	an additional annual cash retainer of $20,000 to the chair of the Audit Committee;

•	an additional annual cash retainer of $15,000 to the chair of the Compensation Committee;

•	an additional annual cash retainer of $15,000 to the chair of the Nominating and Corporate Governance Committee; and

•

an annual grant of restricted stock units, which we expect to commence in connection with this offering, with a value of approximately $110,000 that will vest on the first anniversary of the date of grant, subject to continued service through the vesting date and the terms and conditions of the applicable award agreement.

In connection with this offering, our non-employee directors will also be eligible to receive a one-time special inducement award of restricted stock units that the company anticipates will be valued at approximately $220,000, which we expect will vest as to one-third of the restricted stock units granted on each of the first, second and third anniversaries of the date of grant, subject to continued service through the vesting date and the terms and conditions of the applicable award agreement. This special inducement award is in addition to (not in lieu of) the 2022 annual grant of restricted stock units described above.

We also expect that our non-employee directors will be reimbursed for reasonable out-of-pocket expenses incurred in the performance of a director’s services as a member of the board, including travel and lodging expenses related to the director’s attendance at meetings, provided that the director submits receipts or other documentation reasonably acceptable to the company in accordance with the company’s reimbursement policies.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Directors will be subject to the Company’s Stock Ownership Policy once adopted, as in effect from time to time. Once the terms of such policy are known they will be disclosed.

Directors who are also our employees will not receive any additional compensation for their service on our board of directors.

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EXECUTIVE COMPENSATION

During the years ended December 31, 2021 and 2020, our day-to-day operations were externally managed by GSAM pursuant to the terms and conditions of the Management Services Agreement. As a result, all of the individuals managing our assets (the “Manager Employees”), including those who would be considered our “named executive officers”, were employed and paid by GSAM during that time. Any compensation paid to the Manager Employees was paid by, and solely in the discretion of, GSAM and we did not make any decisions or make any recommendations regarding the compensation paid to such individuals. We paid GSAM certain management and administrative fees pursuant to the Management Services Agreement, as described elsewhere in this prospectus, but we did not directly reimburse GSAM for any compensation it paid to the Manager Employees. For additional information regarding the Management Services Agreement, see “Certain Relationships and Related Party Transactions—Management Services Agreement.” We expect to terminate the Management Services Agreement prior to or in connection with the consummation of this offering. To the extent available, we will disclose the terms of any executive compensation arrangements entered into in connection therewith in a future pre-effective amendment to the registration statement of which this prospectus forms a part.

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INTERNALIZATION TRANSACTION AND CORPORATE REORGANIZATION

Internalization Transaction

Historically, we have not had any employees but have rather been externally managed by Goldman Sachs Asset Management, L.P., a wholly owned subsidiary of GS. GSAM is a highly diversified global investment management firm supervising over $ trillion in assets as of                     , 2021. With more than                  professionals across                  offices worldwide, GSAM provides investment and advisory solutions for institutional and individual investors across multiple asset classes.

Under a Management Services Agreement, GSAM dedicates to us a team of approximately 100 professionals with extensive experience spanning transaction sourcing and financial analysis, power markets and physical asset analysis in the solar industry. The team draws on a diverse array of skill sets spanning fundamental credit and portfolio management, as well as legal and transactional structuring expertise. In addition to this dedicated team, GSAM has risk management, legal, accounting, tax, information technology and compliance personnel, among others, who provide services to us. Under the Management Services Agreement, GSAM is entitled to certain administrative fees and management fees for the services provided to us. See “Certain Relationships and Related Party Transactions—Management Services Agreement.”

In addition, under the terms of the limited liability company agreement of OpCo in effect prior to the completion of the Corporate Reorganization described below, the Special Interest Member is entitled to the OpCo Incentive Allocation based on certain operation and financial metrics and the achievement of certain distribution hurdles as further described in “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

We currently anticipate that on or prior to the completion of this offering, we will, subject to the approval of our members, engage in an Internalization Transaction pursuant to which, among other things:

•	the Management Services Agreement will be terminated in exchange for a payment of ;

•	we will make offers to directly employ the approximately 100 professionals currently employed by GSAM that are dedicated to our business under the Management Services Agreement;

•

we will enter into a transition services agreement with GSAM or an affiliate thereof that will provide for the provision of certain administrative services to us for a specified period of time following completion of the Internalization Transaction;

•

the parties will agree that in connection with the Merger, the OpCo Incentive Allocation will be exchanged in the Special Interest Exchange for the Incentive Allocation Shares calculated in the manner further described in this “Internalization Transaction and Corporate Reorganization” section, which calculation is derived from an implied equity value for our company before giving effect to this offering based on the initial public offering price per share set forth on the cover of this prospectus; using an assumed initial public offering price for our common stock of $             per share (the midpoint of the price range set forth on the cover of this prospectus), we would issue Incentive Allocation Shares; and

•	we will agree to grant GSAM certain governance rights, as described further under “Certain Relationships and Related Party Transactions.”

Corporate Reorganization

Goldman Sachs Renewable Power LLC was formed in Delaware on September 19, 2017. Prior to this offering, in the Merger, a wholly owned subsidiary of New PubCo, a newly incorporated Delaware corporation formed for the purpose of effecting this offering and the transactions related thereto, will merge into Goldman Sachs Renewable Power LLC, with Goldman Sachs Renewable Power LLC

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surviving such Merger, and all outstanding limited liability company interests in Goldman Sachs Renewable Power LLC will be exchanged for shares of common stock of New PubCo, with each member entitled to receive its pro rata portion of such shares of common stock based on such member’s respective percentage interest in Goldman Sachs Renewable Power LLC. In connection with the Merger and the Special Interest Exchange, an aggregate of                 shares of common stock of New PubCo will be issued to the Existing Owners and the Special Interest Member of which, based on the an initial public offering price of $         per common share (the midpoint of the price range on the cover of this prospectus),                 shares will be issued to the Existing Owners in the Merger and                 shares will be issued to the Special Interest Member in the Special Interest Exchange. Following the Merger and the Special Interest Exchange, New PubCo will issue                shares of common stock to the public in this offering in exchange for the proceeds of this offering.

After giving effect to the Corporate Reorganization, the Internalization Transaction and the offering contemplated by this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares:

•	GSAM will own of our shares of common stock, representing approximately % of the voting power thereof;

•	the Existing Owners other than GSAM will own of our shares of common stock, representing approximately % of the voting power thereof; and

•	investors in this offering will own of our shares of common stock, representing approximately % of the voting power thereof.

The following diagram indicates our simplified ownership structure immediately following the Internalization Transaction, the Corporate Reorganization and the consummation of this offering and the transactions related thereto (assuming the underwriters’ option to purchase additional shares is not exercised).

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Existing Owners’ Ownership

The ownership figures set forth in this “Internalization Transaction and Corporate Reorganization” assume an initial public offering price of $             per common share, which is the midpoint of the price range set forth on the cover of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of Incentive Allocation Shares to be issued to GSAM, and an equivalent decrease or increase, respectively, in the number of shares of common stock to be received by the other Existing Owners. Accordingly, any such change in our initial public offering price will not affect the aggregate number of shares of common stock held collectively by GSAM and such other Existing Owners.

The number of shares to be issued to each of GSAM and the other Existing Owners is based on the implied equity value of our company based on the initial public offering price and before giving effect to the proceeds from this offering. Such implied equity value is made subject to the “waterfall” distribution provisions of the OpCo LLC Agreement, pursuant to which the Existing Owners are entitled to first receive a number of shares of common stock equivalent to their respective capital contributions plus a specified rate for return. After such rate of return has been met with respect to the Existing Owners, the Special Interest Member is entitled to a “catch-up” distribution until it receives a portion of such specified rate of return, with any remaining amounts to be distributed between the Existing Owners and the Special Interest Member based on fixed sharing percentages.

A $1.00 increase (decrease) from the initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the number of shares held by GSAM following this offering by                 (                ) shares. A $1.00 increase (decrease) from the initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would (decrease) increase the number of shares held by the other Existing Owners by (                 )                 shares.

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PURSUANT TO 17 C.F.R. SECTION 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Certain Relationships and Related Party Transactions—Registration Rights Agreements,” the following is a description of each transaction since January 1, 2019, and each currently proposed transaction, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

OpCo LLC Agreement

In accordance with the existing terms of our LLC Agreement, the Special Interest Member is entitled to an incentive payment that equates to a percentage of “Core Operating Profit.” Core Operating Profit is equal to operating income, plus OpCo’s share of other revenue, less tax and interest expense, economic depreciation, the Administration Fee, the Management Fee, and subject to various other adjustments as described therein. The payment is subject to the achievement of certain hurdles. As the incentive payments are earned, OpCo allocates the amount earned to the Special Interest Member and any associated payments are recorded as distributions. To the extent the Special Interest Member earns an incentive allocation and the related amounts have been paid to the Special Interest Member, it will not be required to return that amount to OpCo even if the Core Operating Profit in future periods is insufficient to have achieved the aggregate hurdle in such future periods. During the years ended December 31, 2021, 2020 and 2019, the we paid incentive allocations to the Special Interest Member of $             million, $6.1 million and $5.6 million, respectively.

Management Services Agreement

In accordance with our LLC Agreement and the Management Services Agreement, dated February 9, 2018, GSAM receives a management fee and administrative fee from us as compensation for its services.

The management fee is determined as of the last day of the applicable calendar quarter and is paid quarterly in arrears. The management fee is equal to 0.125% of the average of the management fee base with respect to such calendar quarter and the management fee base at the end of the prior calendar quarter. The management fee base for any calendar quarter is equal to the amount of capital contributed to us as of the end of such calendar quarter, plus our total indebtedness, less a proportionate share of any indebtedness attributable to non-tax-equity joint-venture partners. During the years ended December 31, 2021, 2020 and 2019, we paid management fees to GSAM of $             million, $7.5 million and $4.7 million, respectively.

The administration fee is equal to the product of our share of the nameplate capacity of the solar energy facilities we own (the “Facilities”) and the applicable per kW rate. From February 9, 2018, (the first date on which we accepted capital commitments) until the day preceding the first anniversary of such date, the applicable per kW rate is $10; thereafter, until the day preceding the second anniversary of such date, the applicable per kW rate is $9; thereafter, the applicable per kW rate is $8. The administration fee is prorated for any partial calendar quarter and for any intra-quarter changes to the

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aggregate nameplate capacity of the Facilities. The administration fee for any calendar quarter is subject to a cap of 0.125% of the average of the management fee base at the end of such quarter and the management fee base at the end of the prior calendar quarter (the “Administration Fee Cap”), less such fees paid to third-party service providers by or associated with the Facilities (excluding from such fees, the proportion attributable to non-tax-equity joint-venture partners). To the extent the administration fee and/or the Administration Fee Cap is reduced below zero for a particular calendar quarter, GSAM will pay to us the amount by which the administration fee and/or Administration Fee Cap is below zero. During the years ended December 31, 2021, 2020 and 2019, we paid administration fees to GSAM of $             million, $5.6 million and $2.4 million, respectively.

As discussed elsewhere in this prospectus, we currently anticipate that on or prior to the completion of this offering, we will, subject to the approval of our members, engage in an Internalization Transaction pursuant to which, among other things:

•	The Management Services Agreement will be terminated in exchange for a payment of ;

•	We will make offers to directly employ the approximately 100 professionals currently employed by GSAM that are dedicated to our business under the Management Services Agreement;

•

We will enter into a transition services agreement with GSAM or an affiliate thereof that will provide for the provision of certain administrative services to us for a specified period of time following completion of the Internalization Transaction;

•

the parties will agree that in connection with the Merger pursuant to the Special Interest Exchange, the OpCo Incentive Allocation will be exchanged for the Incentive Allocation Shares calculated in the manner further described in “Internalization Transaction and Corporate Reorganization”, which calculation is derived from an implied equity value for our company before giving effect to this offering based on the initial public offering price per share set forth on the cover of this prospectus; using an assumed initial public offering price for our common stock of $             per share (the midpoint of the price range set forth on the cover of this prospectus), we would issue Incentive Allocation Shares; and

•	we will agree to grant GSAM certain additional governance rights, as described further under “Certain Relationships and Related Party Transactions.”

Corporate Reorganization

See the section of this prospectus titled “Internalization Transaction and Corporate Reorganization” for information regarding certain related party transactions to be undertaken in connection with this offering.

Registration Rights Agreements

In connection with the closing of this offering, we will enter into a registration rights agreement with GSAM. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our common stock held by GSAM or certain of its affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Policies and Procedures for Related Party Transactions

We will adopt a related persons transaction policy that requires all of our directors and executive officers to report any activity that creates, or appears to create, a potential or actual conflict of interest with respect to their ability to make decisions and act in our best interest. A related party transaction shall be consummated or shall continue only if (i) the nominating and corporate governance committee of our board approves or ratifies such transaction in accordance with the guidelines set forth in such policy, and (ii) the transaction is on terms comparable to those that could be obtained in arm’s length dealings with a third party.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table, historical and as adjusted to reflect the sale of our common stock offered by us in this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us, sets forth information regarding beneficial ownership of our common stock before and immediately following the completion of this offering by:

•	each person whom we know to own beneficially more than 5% of our common stock on an as-converted, fully diluted basis;

•	each of our directors and named executive officers individually; and

•	all of our current directors and executive officers as a group.

We have based our calculation of the percentage of beneficial ownership prior to this offering on                  shares of our common stock outstanding as if the Corporate Reorganization had occurred as of                 ,                 . We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our common stock issued by us in the offering and                  shares of our common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional                  shares of our common stock from us in full.

Unless otherwise indicated, the address for each listed stockholder is: c/o New PubCo Renewable Power Inc.,                 . To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned		Shares Beneficially Owned After this Offering (No Exercise)		Shares Beneficially Owned After this Offering (Full Exercise)
	Before this Offering		Common Stock		Common Stock
Name of Beneficial Owner	Number	%	Number	%	Number	%
5% Stockholders:
GSAM and affiliates			—	—	—	—

Named Executive Officers, Directors and Director Nominees:
Jon Yoder	—	—	—	—	—	—
Timothy J. Leach

Directors and Executive Officers as a Group ( persons)

*	Less than 1%.

CONFIDENTIAL TREATMENT REQUESTED

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DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of                  shares of common stock, $0.01 par value per share, of which                  shares will be issued and outstanding and                  shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of our capital stock and certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of our capital stock reflect the completion of the Corporate Reorganization that will occur prior to the closing of the offering.

Common Stock

Voting Rights.    Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.    Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights.    Upon the liquidation, dissolution, distribution of assets or other winding up of New PubCo, the holders of common stock are entitled to receive ratably the assets of New PubCo available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of its outstanding shares of preferred stock.

Other Matters.    The shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Lock-Up Provisions.    Substantially all of the shares of common stock held by the Existing Owners will be subject to a lock-up in the certificate of incorporation until the expiration of the lock-up agreements entered into by us in connection with this offering. Following the expiration of such lock-up agreements, the Existing Owners, subject to compliance with the Securities Act or exceptions therefrom, will be able to freely trade their common stock.

Preferred Stock

Our certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of                  shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

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Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, our certificate of incorporation and our bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. See “Management—Board of Directors” for information regarding class membership.

Removal of Directors and Vacancies

Our certificate of incorporation will provide that directors may be removed at any time either with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of stock, and directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the voting power of all shares of capital stock then entitled to vote on the election of directors, voting together as a single class. Furthermore, any vacancy on our board of directors however occurring, including a vacancy resulting from an increase in the size of our board of directors may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Stockholder Action by Written Consent

Our certificate of incorporation and bylaws will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our certificate of incorporation and bylaws will provide that special meetings of the stockholders may be called only by or at the direction of our board of directors or by the chairman of our board of directors. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

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Our bylaws will contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with the advance notice requirements. Our bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Supermajority Provisions

Our certificate of incorporation and bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our certificate of incorporation. Any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 75% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

Our certificate of incorporation will provide that GSAM and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of Section 203 of the DGCL.

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Forum Selection

Our certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim for a breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or

•

any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation will renounce, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our directors or stockholders or their respective affiliates, other than those directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for themselves or himself or their or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitation of Liability and Indemnification Matters

Our bylaws will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides

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that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our bylaws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                 .

Listing

We intend to apply to list our common stock on the NYSE under the symbol “                .”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of common stock. Of these shares, all of the                  shares of common stock (or                  shares of common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by GSAM will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•

                 shares will be eligible for sale upon the expiration of the lock-up agreements and the lock-up contained in our certificate of incorporation, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers, GSAM and substantially all of our other stockholders have agreed not to sell any common stock for a period of          days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register                  shares of common stock issuable under our Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock up restrictions described above.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) that holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the U.S.; and

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY

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PURSUANT TO 17 C.F.R. SECTION 200.83

POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult with their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Sale or Other Taxable Disposition of Common Stock.” Subject to the withholding requirements under Foreign Account Tax Compliance Act (“FATCA”) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a United States real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the U.S.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes. However, because there is limited direct authority regarding the applicable definition of U.S. real property for purposes of these rules and because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our non-U.S. real property and other business assets, which relative fair market values will change over time, there can be no assurance that we are not a USRPHC now or that we will not become one in the future. In the event that we are or become a USRPHC, as long as our common stock is or continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending

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on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock, including regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the U.S. by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the U.S. by such a broker if it has certain relationships within the U.S.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder, or FATCA, impose a 30% withholding tax on any dividends on our common stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of shares of our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with

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U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by (1) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (2) plans, individual retirement accounts, “Keogh” plans and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”) and (3) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement by reason of a plan’s investment in such entity (including but not limited to an insurance company general account) (each of (1), (2) and (3), a “Plan”), and (4) any entity that otherwise constitutes a “benefit plan investor” within the meaning of the regulations promulgated under ERISA by the U.S. Department of Labor (the “DOL”), as modified by Section 3(42) of ERISA, known as the DOL Plan Asset Regulations.

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice. All investors are urged to consult their own legal advisors before investing in assets of a Plan in shares of common stock and to make their own independent decision.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

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•

whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see the discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (1) only shares of common stock or (2) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and may result in the disqualification of an individual retirement account. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

In this regard, the DOL has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction sections of Section 406 of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied or that any such exemptions will be available with respect to investments in interests in our company.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

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The DOL Plan Asset Regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)    the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions. It is anticipated that our common stock will be widely held within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard. The DOL Plan Asset Regulations provide that whether a security is freely transferable is a factual question to be determined on the basis of all the relevant facts and circumstances;

(b)    the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)    there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity. Following this offering, it is possible that benefit plan investors will hold and will continue to hold less than 25% of the value of any class of equity interests of our company and any other class of equity of our company, disregarding, for purposes of such determination, any interests held by any controlling person other than benefit plan investors and, as such, that our company may rely on the insignificant participation test; however, our company cannot be certain or make any assurance that this will be the case.

If assets of our company were deemed to constitute “plan assets” pursuant to the DOL Plan Asset Regulations the operation and administration of our company would become subject to the requirements of ERISA, including the fiduciary duty rules and the “prohibited transaction” prohibitions of ERISA, as well as the “prohibited transaction” prohibitions contained in the Code. If our company becomes subject to these regulations, unless appropriate administrative exemptions are available (and there can be no assurance that they would be), our company could, among other things, be restricted from acquiring otherwise desirable investments and from entering into otherwise favorable transactions, and certain transactions entered into by our company in the ordinary course of business could constitute non-exempt prohibited transactions and/or breaches of applicable fiduciary duties under ERISA and/or the Code, which could, in turn, result in potentially substantial excise taxes and other penalties and liabilities under ERISA and the Code.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and

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PURSUANT TO 17 C.F.R. SECTION 200.83

holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

Any purchaser or subsequent transferee, including, without limitation, any fiduciary purchasing on behalf of a Plan, a benefit plan investor, or a governmental, church or non-U.S. plan which is subject to Similar Laws will be deemed to have represented, in its corporate and fiduciary capacity, that if the purchaser or subsequent transferee is a benefit plan investor, such purchaser or subsequent transferee will be deemed to have represented and warranted that none of our company or the underwriters or any of their respective affiliates, has acted as the Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to acquire and hold our common stock, and shall not at any time be relied upon as the ERISA Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer our common stock.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

UNDERWRITING (CONFLICTS OF INTEREST)

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC

Total

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares of common stock covered by the option described below unless and until this option is exercised. The underwriters have an option to buy up to an additional              shares of common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares of common stock from us.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares of common stock, the representative may change the offering price and the other selling terms. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and our officers, directors, and holders of substantially all of our common stock (other than the shares of common stock being issued in this offering) have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date                  days after the date of this prospectus, except with the prior written consent of                . This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated among us and our representative. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be the our historical performance, estimates of our business potential and earnings, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the NYSE under the symbol “                 “. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares of common stock to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, payable by us will be approximately $                . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $                .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

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PURSUANT TO 17 C.F.R. SECTION 200.83

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, Goldman Sachs & Co. LLC is an underwriter and its affiliates own in excess of    % of our issued and outstanding common stock. Additionally, Goldman Sachs Asset Management, L.P., an affiliate of Goldman Sachs & Co. LLC is party to the Management Services Agreement, as described further in “Certain Relationships and Related Party Transactions—Management Services Agreement.”

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Conflicts of Interest

Given the relationship between affiliates of Goldman Sachs & Co. LLC and the Company, Goldman Sachs & Co. LLC is deemed to have a “conflict of interest” under FINRA Rule 5121. Therefore, this offering is being made in compliance with the requirements of FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus.              has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof.              will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify              against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Goldman Sachs & Co. LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

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Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any shares at any time under the following exemptions under the EU Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

Each person in an EEA State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the EU Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the EU Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in an EEA State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the UK

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Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors,” as defined in National Instrument 45-106

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Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are “permitted clients,” as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a “relevant person” (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an “accredited investor” (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital

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of which is owned by one or more individuals, each of whom is an accredited investor, the “securities” (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an “accredited investor” (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment

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Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares or common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any

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securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Mexico

The shares of common stock have not been registered with the National Securities Registry (Registro Nacional de Valores) or reviewed or authorized by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico or listed in any Mexican securities exchange. Any Mexican investor who acquires shares of common stock does so at his or her own risk. The shares of common stock will be initially placed with less than 100 persons in Mexico. Once placed, the shares of common stock can be resold exclusively to persons that qualify as qualified investors or institutional investors pursuant to applicable provisions of Mexican law.

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LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Goldman Sachs Renewable Power LLC and subsidiaries as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to our common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the registration statement including its exhibits and schedules filed therewith. Statements contained in this prospectus relating to any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements, and other information. The address of that website is www.sec.gov. Information contained on any website we refer to in this prospectus is not part of this prospectus or any report filed with or furnished to the SEC.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.                     .com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC.

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UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements (“pro forma financial statements”) present the combination of the historical consolidated financial statements of Goldman Sachs Renewable Power LLC adjusted to give effect to this offering, the Internalization Transaction, the Corporate Reorganization and related transactions (collectively, the “Transactions”). The unaudited pro forma consolidated balance sheet (“pro forma balance sheet”) presents the historical consolidated balance sheet of Goldman Sachs Renewable Power LLC after giving effect to this offering and the Corporate Reorganization as if they had been consummated on December 31, 2021. The unaudited pro forma consolidated statement of operations (“pro forma statement of operations”) presents the historical consolidated statement of operations of Goldman Sachs Renewable Power LLC for the year ended December 31, 2021 after giving effect to the Transactions as if they had been consummated on January 1, 2021, the beginning of the earliest period presented.

The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the pro forma financial statements presented below. Assumptions and estimates underlying the adjustments to the unaudited pro forma consolidated financial statements are described in the accompanying notes. The transaction accounting adjustments are based on available information and certain assumptions that management believes are reasonable and supportable. Actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Transactions occurred on the dates indicated. Further, the unaudited pro forma consolidated financial statements do not purport to project the future operating results or financial position of New PubCo following the Transactions. In our opinion, all adjustments are based on available information and assumptions that we believe are reasonable and necessary to present fairly the pro forma information.

The unaudited pro forma combined financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue or other factors that may result as a consequence of the Transactions and, accordingly, do not attempt to predict or suggest future results.

The pro forma financial statements should be read in conjunction with (i) the accompanying notes to the pro forma financial statements and (ii) the historical consolidated financial statements of Goldman Sachs Renewable Power LLC and the notes related thereto included elsewhere in this prospectus, as well as the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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NEW PUBCO RENEWABLE POWER INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2021

	Historical Goldman Sachs Renewable Power LLC		Transaction Accounting Adjustments: Internalization Transaction			Transaction Accounting Adjustments: Corporate Reorganization and Offering			Pro Forma New PubCo Renewable Power Inc.
(in thousands)
Assets
Current assets:
Cash and cash equivalents	$					$	(a	)	$
Restricted cash
Accounts receivable
Developer note receivable
Prepayments and other assets, net

Total current assets	$					$			$

Solar energy facilities, net
Other Assets
Right of use assets, net—operating
Right of use assets, net—finance
Intangible assets, net
Other non-current assets							(b	)
Total current assets

Liabilities, redeemable non-controlling interests members’/shareholders’ equity
Current liabilities	$					$			$
Accrued expenses and other current liabilities
Accounts payable—related parties, net				(e	)
Distribution payable
Lease obligations—operating, current portion
Lease obligations—finance, current portion
Acquired financing obligations and notes payable, current portion
Total current liabilities

Other liabilities
Lease obligations—operating, net of current portion
Lease obligations—finance, net of current portion
Acquired financing obligations and notes payable, net of current portion
Asset retirement obligations and other non-current liabilities
Interest rate derivative instrument liabilities
Deferred tax liabilities, net

Total liabilities

Commitments and contingencies
Redeemable non-controlling interests
Members’ shareholders’ equity:
Members’ equity										—
Non-controlling interests
Common stock		—					(a	)			(c	)
Total equity		—					(a	)(b)

Total liabilities, redeemable non-controlling interests and members’/shareholders’ equity

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NEW PUBCO RENEWABLE POWER INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2021

	Historical Goldman Sachs Renewable Power LLC	Transaction Accounting Adjustments: Internalization Transaction			Transaction Accounting Adjustments: Corporate Reorganization and Offering			Pro Forma New PubCo Renewable Power Inc.
Operating revenues
Operating revenues
Contract amortization
Total operating revenues, net
Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion	$							$
Depreciation, amortization and accretion
General and administrative
Related party management and administration fee

Total operating costs and expenses

Operating Income

Other Expense:
Interest expense
Loss on extinguishment of debt
Other expense, net

Total other expense

Net income (loss) before income taxes
Income tax expense			(d	)
Net loss			(d	)

Net income (loss) attributable to non-controlling interests	$
And redeemable non-controlling interests	$

Net income (loss) attributable to members/shareholders

Net income (loss) before income taxes	$							$

Income tax benefit (expense)
Net income (loss)

Net loss attributable to non-controlling interest owners

Net loss attributable to common stockholders

Weighted average common shares outstanding:						(e	)
Net income (loss) per common share:						(e	)

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NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The pro forma consolidated financial information has been derived from the historical consolidated financial statements of Goldman Sachs Renewable Power LLC.

Prior to this offering, in the Merger, a wholly owned subsidiary of New PubCo, a newly incorporated Delaware corporation formed for the purpose of effecting this offering and the transactions related thereto, will merge into Goldman Sachs Renewable Power LLC, with Goldman Sachs Renewable Power LLC surviving such Merger, and all outstanding limited liability company interests in Goldman Sachs Renewable Power LLC will be exchanged for shares of common stock of New PubCo, with each member entitled to receive its pro rata portion of such shares of common stock based on such member’s respective percentage interest in Goldman Sachs Renewable Power LLC. In connection with the Merger and the Special Interest Exchange, an aggregate of                 shares of common stock of New PubCo will be issued to the Existing Owners and the Special Interest Member of which, based on the an initial public offering price of $         per common share (the midpoint of the price range on the cover of this prospectus),                 shares will be issued to the Existing Owners in the Merger and                 shares will be issued to the Special Interest Member in the Special Interest Exchange. Following the Merger and the Special Interest Exchange, New PubCo will issue                shares of common stock to the public in this offering in exchange for the proceeds of this offering. After giving effect to the Corporate Reorganization, the Internalization Transaction and the offering contemplated by this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares:

•	GSAM will own of our shares of common stock, representing approximately % of the voting power thereof;

•	the Existing Owners other than GSAM will own of our shares of common stock, representing approximately % of the voting power thereof; and

•	investors in this offering will own of our shares of common stock, representing approximately % of the voting power thereof.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

In our opinion, the pro forma financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on currently available information. All adjustments have been made that are necessary to present fairly the pro forma financial statements; however, actual results may differ from those reflected in these statements. The pro forma financial statements do not purport to represent what the combined company’s financial position or results of operations would have been if the transaction had actually occurred on the date indicated, nor are they indicative of our future financial position or results of operations. Actual results may differ materially from the assumptions and estimates reflected in these pro forma financial statements.

Note 2. Pro Forma Adjustments

The following adjustments have been made to the accompanying pro forma financial statements:

(a)	Reflects the issuance and sale of shares of common stock at an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this

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prospectus), net of underwriting discounts and commissions of $ million, in the aggregate, and additional estimated expenses related to this offering of approximately $ million and the use of the net proceeds therefrom as described in “Use of Proceeds.” This amount has been determined based on the assumption that the underwriters’ option to purchase additional shares of common stock is not exercised.

(b)

We have deferred certain costs associated with the offering, including certain legal, accounting and other related expenses, which have been recorded in other assets on our consolidated balance sheet. Upon completion of the offering, these deferred costs will be charged against the proceeds from the offering with a corresponding reduction to additional paid-in capital.

(c)

Reflects a reclassification of members equity of $                million. In connection with this offering and the Corporate Reorganization, we will issue                shares of common stock to the holders of all the then-outstanding limited liability company interests in Goldman Sachs Renewable Power LLC in the Merger and                shares of common stock in the Special Interest Exchange, with such issuances based upon the initial public offering price.

(d)

We currently anticipate that on or prior to the completion of this offering, we will engage in an Internalization Transaction (“Internalization Transaction”) pursuant to which, among other things, (i) the Management Services Agreement will be terminated, (ii) we will make offers to directly employ the approximately 100 professionals currently employed by GSAM that are dedicated to our business under the Management Services Agreement and (iii) we will enter into a transition services agreement with GSAM that will provide for the provision of certain services to us, including risk management, legal, accounting, tax, information technology and compliance, for a specified period of time following completion of the Internalization Transaction. Accordingly, we will no longer pay the Management Fee or Administrative Fee; however, we will incur incremental costs associated with salaries, bonuses, benefits and all other employee-related costs, including stock-based compensation as well as costs associated with the transition services agreement. In addition, because of the time and complexities involved with negotiating and completing the Internalization Transaction, we expect to incur—for periods in which such transaction is or was being pursued—incremental transaction fees associated with the engagement of legal counsel, financial advisors and other professional services.

(e)	Reflects net income (loss) per common share on a pro forma basis for the Corporate Reorganization and the issuance of shares of common stock in this offering as shown below:

December 31, 2021
Net income (loss)
Net income (loss) attribute to non-controlling interest owners
Shares issued in the Corporate Reorganization and the offering

Basic net income (loss) per share

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

And Report of Independent Registered Public Accounting Firm

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of Goldman Sachs Renewable Power LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Goldman Sachs Renewable Power LLC and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of members’ equity, and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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Hypothetical Liquidation at Book Value (HLBV) Calculation of Income (Loss) Attributable to Non-controlling Interests and Redeemable Non-controlling Interests

As described in Notes 1, 2 and 10 to the consolidated financial statements, the Company recorded non-controlling interests and redeemable non-controlling interests associated with various tax-equity investors who own membership interests in certain subsidiaries of the Company, in which certain interests contain redemption features for which the exercise is not solely within the Company’s control and, therefore, are classified in temporary equity. For these non-controlling interests, net income (loss) is allocated using the HLBV method. The amount related to tax-equity investors included in non-controlling interest equity and redeemable non-controlling interests represents the amount that the non-controlling interests would hypothetically receive if the tax-equity partnership was liquidated at the reporting date, based on the liquidation provisions of the relevant company operating agreements. Allocations of income to the non-controlling interests are calculated with reference to the beginning and ending member capital account balances, adjusted for contributions and distributions made during the reporting period. For the year ended December 31, 2020, management recorded $18.2 million of net income attributable to members and $38.6 million of net loss attributable to the non-controlling interests and redeemable non-controlling interests.

The principal considerations for our determination that performing procedures relating to the HLBV calculation of income (loss) attributable to non-controlling interests and redeemable non-controlling interests is a critical audit matter are the significant judgment by management in applying the HLBV method to determine the income or loss the non-controlling tax-equity investors would hypothetically receive at each balance sheet reporting date under the liquidation provisions of the respective operating agreements; this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the HLBV method based on the terms of the operating agreements. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent calculation of the income or loss attributable to the non-controlling tax-equity investors based on the terms of the operating agreements; and (ii) comparing the independent calculation of the income or loss attributable to the non-controlling tax-equity investors to management’s HLBV method. Developing an independent calculation of the income or loss attributable to the non-controlling tax-equity investors involved testing the completeness and accuracy of data used in the calculation related to operating results, tax depreciation, investment tax credits, contributions, and distributions.

Dallas, Texas

February 4, 2022

We have served as the Company’s auditor since 2018.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31

(in thousands)

	2020	2019
CURRENT ASSETS:
Cash and cash equivalents	$73,695	$27,267
Restricted cash	89,290	86,342
Accounts receivable (net of allowance of $562 and $449, respectively)	23,171	24,815
Developer note receivable	83,918	—
Prepayments and other assets, net	11,824	14,518

Total current assets	281,898	152,942
Solar energy facilities, net	1,946,159	1,470,111
OTHER ASSETS:
Right of use assets, net—operating	44,223	45,648
Right of use assets, net—finance	129,125	92,034
Intangible assets, net	670,314	719,840
Other non-current assets	4,535	10,862

Total assets	$3,076,254	$2,491,437

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$47,675	$34,106
Accounts payable—related parties, net	13,190	14,101
Distribution payable	17,914	11,659
Lease obligations—operating, current portion	3,856	4,040
Lease obligations—finance, current portion	9,492	8,481
Acquired financing obligations and notes payable, current portion	105,112	194,030

Total current liabilities	197,239	266,417
OTHER LIABILITIES:
Lease obligations—operating, net of current portion	40,790	41,740
Lease obligations—finance, net of current portion	123,897	85,150
Acquired financing obligations and notes payable, net of current portion	1,522,575	1,329,701
Asset retirement obligations and other non-current liabilities	39,165	33,834
Interest rate derivative instrument liabilities	15,001	5,986
Deferred tax liabilities, net	36,660	33,680

Total liabilities	1,975,327	1,796,508

COMMITMENTS AND CONTINGENCIES (Note 15)
REDEEMABLE NON-CONTROLLING INTERESTS	66,582	41,209
EQUITY:
Members’ equity	915,647	578,889
Non-controlling interests	118,698	74,831

Total equity	1,034,345	653,720

Total liabilities, redeemable non-controlling interests and members’ equity	$3,076,254	$2,491,437

The accompanying notes are an integral part of these consolidated financial statements.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)

	2020	2019
OPERATING REVENUES
Operating revenues	$272,684	$174,721
Contract amortization	(51,297)	(33,885)

Total operating revenues, net	221,387	140,836

OPERATING COSTS AND EXPENSES:
Operations and maintenance, excluding depreciation, amortization and accretion	33,844	18,617
Depreciation, amortization and accretion	58,824	28,817
General and administrative	33,637	24,526
Related party management and administration fee	13,173	7,089

Total operating costs and expenses	139,478	79,049

OPERATING INCOME	81,909	61,787
OTHER EXPENSE:
Interest expense	(82,667)	(60,241)
Loss on extinguishment of debt	(9,771)	—
Other expense, net	(5,325)	(456)

Total other expense	(97,763)	(60,697)

NET INCOME (LOSS) BEFORE INCOME TAXES	(15,854)	1,090
INCOME TAX EXPENSE	(4,481)	(5,349)

NET LOSS	(20,335)	(4,259)
NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS AND REDEEMABLE NON-CONTROLLING INTERESTS	(38,575)	17,222

NET INCOME (LOSS) ATTRIBUTABLE TO MEMBERS	$18,240	$(21,481)

The accompanying notes are an integral part of these consolidated financial statements.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)

	Members	Non-controlling Interests	Total
BALANCE AS OF JANUARY 1, 2019	$344,982	$53,119	$398,101
Cash contributions	298,223	11,283	309,506
Acquisition of subsidiary net assets	—	12,500	12,500
Distributions	(42,835)	(6,676)	(49,511)
Net income/(loss)	(21,481)	4,605	(16,876)

BALANCE AS OF DECEMBER 31, 2019	$578,889	$74,831	$653,720
Cash contributions	375,942	130,993	506,935
Distributions	(57,424)	(19,313)	(76,737)
Net income/(loss)	18,240	(67,813)	(49,573)

BALANCE AS OF DECEMBER 31, 2020	$915,647	$118,698	$1,034,345

The accompanying notes are an integral part of these consolidated financial statements.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(20,335)	$(4,259)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization of intangible assets	51,297	33,885
Depreciation, amortization and accretion	58,824	28,817
Interest expense on acquired financing obligations and lease obligations	31,702	17,942
Changes in derivative instruments	9,844	7,597
Loss on extinguishment of debt	9,771	—
Other	2,459	4,759
Changes in deferred taxes	2,980	5,194
Change in working capital, net of amounts acquired:
Accounts receivable	(2,192)	10,391
Prepayments and other assets	67	11,579
Lease obligations	(3,857)	(3,268)
Accrued expenses and other liabilities	(363)	2,282
Accounts payable—related parties, net	566	3,898

Net cash from operating activities	140,763	118,817

CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisitions of solar energy facilities and intangible assets	(271,897)	(366,872)
Additions to solar energy facilities	(211,677)	(118,850)
Proceeds from insurance settlement	—	3,500
Repayment of developer note receivable	—	15,127
Funding on developer note receivable	(83,918)	(1,931)

Net cash used in investing activities	(567,492)	(469,026)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on financing obligations and notes payable	(990,304)	(551,056)
Proceeds from issuance of notes payable	1,071,116	704,900
Cash contributions	506,935	309,506
Cash distributions	(74,348)	(39,370)
Payments of debt extinguishment costs and deferred financing costs	(17,297)	(27)
Purchase exercise on acquired financing obligations	(11,516)	—
Payments on lease obligations	(8,481)	(5,314)

Net cash from financing activities	476,105	418,639

NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	49,376	68,430
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	113,609	45,179

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$162,985	$113,609

The accompanying notes are an integral part of these consolidated financial statements.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)

	2020	2019
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest, net of amount capitalized	$52,154	$25,290
Income taxes paid	—	49
Non-cash additions to solar energy facilities included in accounts payable and accrued liabilities	19,941	249
Non-cash additions to solar energy facilities included in accounts payable—related parties, net	—	358
Non-cash additions to other assets included in accounts payable and accrued liabilities	—	9,358
Non-cash additions to other assets included in accounts payable—related parties, net	—	3,592
Non-cash additions to deferred financing costs	1,395	—
Non-cash distribution payable to members	17,914	11,659

The accompanying notes are an integral part of these consolidated financial statements.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(all numbers in thousands)

1. ORGANIZATION:

Goldman Sachs Renewable Power LLC (the Parent Company), a Delaware limited liability company, was organized effective September 19, 2017. The Parent Company was formed by Goldman Sachs RP Holdings LLC (the GS Member), which initially held a controlling financial interest. Various additional members (the Third-Party Members, and together with the GS Member, the Members) were admitted pursuant to the Amended and Restated Limited Liability Company Agreement (the LLC Agreement) executed on February 9, 2018. Subsequent to the initial close, additional Third-Party Members were admitted to the Parent Company until the final close, August 10, 2019.

The Parent Company owns a controlling membership interest in Goldman Sachs Renewable Power Operating Company LLC (the Operating Company). The Operating Company was formed by the Parent Company, in its capacity as the managing member, and GSAM Holdings II LLC (the Special Interest Member, an affiliate of Goldman Sachs Asset Management, L.P.). The Operating Company wholly owns certain holding companies (collectively, the Holding Companies). Various tax-equity investors own membership interests in subsidiaries of certain of the Holding Companies. The Parent Company, the Operating Company, the Holding Companies and all subsidiaries are collectively referred to as the Company herein. The Company was formed to finance, acquire, own, and operate mid-size commercial and industrial renewable energy projects.

Goldman Sachs Asset Management, L.P. (GSAM), a Delaware limited partnership and an affiliate of Goldman Sachs & Co. LLC (GS&Co), is the investment adviser of the Company. GSAM, or its affiliates, earns administrative fees, incentive fees, and management fees for services provided to the Company.

The Special Interest Member is entitled to an incentive allocation based on certain operational and financial milestones; payment of the incentive allocation is subject to the achievement of certain hurdles, as defined in the Operating Company LLC agreement. See Note 14 for further information about the incentive allocation.

The Company has received commitments for capital contributions of approximately $1,879,719. As of December 31, 2020 and 2019, the Company has called cumulative capital contributions of approximately $1,033,844 and $657,902, respectively. As of December 31, 2020 and 2019, the Company has declared cumulative distributions of approximately $100,259 and $42,835, respectively.

The Company has one class of members’ equity which has uniform voting rights amongst all investors. Upon our liquidation, the members will be entitled to receive pro rata the assets that are legally available for distribution, after payment of all debts and other liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting and Use of Estimates

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the presentation of the current period consolidated financial statements. These reclassifications had no effect on the previously reported net loss.

Net Income (loss) and Other Comprehensive Income

As there are no transactions requiring presentation in other comprehensive income, the Company’s net income (loss) equates to comprehensive income (loss).

Consolidation

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity (VOE) or a variable interest entity (VIE).

A VOE is an entity in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a VOE is ownership of a majority voting interest. If the Company has a controlling majority voting interest in a VOE, the entity is consolidated.

A VIE is an entity which lacks one or more of the characteristics of a VOE. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers:

•	Which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance;

•	Which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;

•	The VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;

•	The VIE’s capital structure;

•	The terms between the VIE and its variable interest holders and other parties involved with the VIE; and

•	Related-party relationships.

The Company reassesses its evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary

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beneficiary of a VIE on an ongoing basis based on current facts and circumstances. See Note 13 for further information about VIEs.

Non-Controlling Interests

Non-controlling interests are classified as a separate component of equity and temporary equity in the Consolidated Balance Sheets and Consolidated Statements of Members’ Equity. Non-controlling interests represent the portion of net assets in consolidated subsidiaries that are not attributable, directly or indirectly, to the Company. For accounting purposes, the holders of non-controlling interests of the Company include the Special Interest Member and various tax-equity investors.

For non-controlling interests associated with the Operating Company, net income (loss) is allocated in the Consolidated Statements of Members’ Equity first in an amount equal to the Special Interest Member incentive allocation earned during the reporting period, with the remaining income allocated using the profit and loss percentages contained in the Operating Company LLC agreement.

For non-controlling interests associated with the tax-equity investors, net income (loss) is allocated using the hypothetical liquidation at book value (HLBV) method. The amount related to tax-equity investors included in non-controlling interest equity and redeemable non-controlling interests on the Consolidated Balance Sheets represents the amount that the non-controlling interests would hypothetically receive if the tax-equity partnership was liquidated at the reporting date, based on the liquidation provisions of the relevant company operating agreements. Allocations of income to the non-controlling interests are calculated with reference to the beginning and ending member capital account balances, adjusted for contributions and distributions made during the reporting period. When the Company acquires non-controlling interests in tax-equity partnerships it determines the difference between the fair value and the HLBV-derived value of the non-controlling interest as of the date of acquisition. This difference is amortized and reallocated between the non-controlling and controlling interests over a period equal to the weighted-average remaining life of the solar energy facilities. As of December 31, 2020 and 2019, the Company recorded unamortized basis differences of $116,851 and $134,051, respectively.

Purchase Options

The Company, in its capacity as Managing Member of various subsidiaries has the option to purchase the membership interests associated with various non-controlling interests. Such purchase options can be exercised at a price equal to the fair-market value of the associated membership interests, or at a formulaic price, as defined by the relevant company agreement. The eventual purchase price of such membership interests could differ from the carrying value of the associated non-controlling interest presented on the consolidated financial statements. The Company has determined that none of the purchase options represent derivatives that could require separate presentation on the consolidated financial statements.

Redeemable Non-Controlling Interest

The Company’s non-controlling interests associated with certain tax-equity investors contain redemption features for which exercise is not solely within the Company’s control and, therefore, are classified in temporary equity. These non-controlling interests were initially measured at fair value, and subsequent measurement depends on whether the non-controlling interest is currently redeemable or it

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is probable that it will become redeemable. In these cases, after allocating net income (loss) to the non-controlling interest, the Company immediately adjusts the carrying amount to its full redemption amount, if greater, and recognizes such amount as a charge against members’ equity. Non-controlling interests that are or become mandatorily redeemable are classified as a liability.

Earnings Per Unit

Earnings per unit has not been presented because the Company’s members hold interests and not units.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less that are not restricted to be cash equivalents. Cash equivalents are placed with reputable institutions and the balances may at times exceed federally insured deposit levels; however, the Company has not experienced any losses in such accounts. The Company may maintain certain cash in money market funds maintained with reputable institutions in order to generate additional interest income. Funds held in money market accounts do not benefit from federal deposit insurance, however, the Company has not experienced any losses in such accounts. The amounts presented in cash and cash equivalents approximate fair value.

Restricted Cash

The Company maintains funds that are reserved pursuant to agreements with lenders for debt service and asset repair costs. If the purpose of restricted cash relates to acquiring a long-term asset, liquidating a long-term liability, or is otherwise unavailable for a period longer than one year from the balance sheet date, the restricted cash is included in other long-term assets.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due from customers and approximate fair value. The Company periodically reviews the collectability of accounts receivable, and considers factors such as historical collection experience, the age of accounts, and other currently available evidence, and records an allowance for doubtful accounts for the estimated uncollectible amount as appropriate.

Developer Note Receivable

During the year ended December 31, 2020, the Company provided a loan to facilitate construction on a solar energy facility, with a nameplate capacity of 389 megawatts and additional battery storage of 140 megawatts located in Kings County, CA (Slate Project). Under the terms of the agreement, the Company’s maximum commitment was approximately $102,714 with an annual interest rate of 5.5%, payable monthly. The agreement is restricted by positive covenants which state the borrower must use proceeds for the project, stay in compliance with applicable laws, and file and pay all taxes levied or imposed. The note receivable has a contractual maturity date of December 31, 2020, which may be extended to March 31, 2021 based on the status and formation of the future tax equity subsidiary where the assets will be held. As of December 31, 2020, the total amount outstanding was approximately $83,918. The Company believes the full amount is collectible and accordingly there is no allowance against the amount. See Note 16 for further information.

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Asset Acquisitions and Business Combinations

As of the acquisition date, the Company performs an initial screen test to determine whether substantially all of the fair value of the acquired assets is concentrated in a single asset or group of similar assets. If the screen test is met, the acquired set of assets is not considered a business; otherwise, the Company evaluates whether the set is a business based on whether there are inputs and a substantive process in place that together contribute to the ability to create outputs. The definition of business impacts whether the Company consolidates an acquisition under business combination guidance or asset acquisition guidance.

See Note 3 for further information about the Company’s acquisitions.

The Company accounts for its business combinations by recognizing the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date. The purchase is accounted for using the acquisition method, and the fair value of purchase consideration is allocated to the tangible and intangible assets acquired and the liabilities assumed, based on their estimated fair values. Contingent consideration, if any, is also recognized and measured at fair value as of the acquisition date. The excess, if any, of the fair value of the purchase consideration over the fair values of the identifiable net assets is recorded as goodwill. Conversely, the excess, if any, of the net fair values of the identifiable net assets over the fair value of the purchase consideration is recorded as a bargain purchase gain. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates and assumptions are inherently uncertain, and as a result, actual results may differ from estimates. Significant estimates include, but are not limited to, future expected cash flows, useful lives and discount rates. During the measurement period, which is up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Transaction costs associated with business combinations are expensed as incurred.

When the Company acquires assets and liabilities that do not constitute a business, the fair value of the purchase consideration, including the transaction costs of the asset acquisition, is assumed to be equal to the fair value of the net assets acquired. The purchase considerations, including the transactions costs, is allocated to the individual assets and liabilities assumed based on their relative fair values. Contingent consideration, if any, is also recognized and measured at fair value as of the acquisition date. No goodwill or bargain purchase gain is recognized in an asset acquisition.

When the Company acquires assets and liabilities that do not constitute a business but meet the definition of a VIE of which the Company is the primary beneficiary, the purchase is accounted for using the acquisition method above for business combinations, except that no goodwill is recognized. To the extent that there is a difference between the purchase consideration and the VIE’s identifiable assets and liabilities recorded and measured at fair value, the difference is recognized as a gain or loss.

Investments in Solar Energy Facilities and Associated Intangible Assets

Solar energy facilities are carried at cost less any impairment charges and accumulated depreciation. Solar energy facility depreciation is calculated using the straight-line method over an estimated useful life of 35 years, from the date the associated asset was originally placed in service. Expenditures for ordinary repairs and maintenance are expensed as incurred. Significant improvements, which improve or extend the useful life of the asset, are capitalized.

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Intangible assets are carried at cost less any impairment charges and accumulated amortization. Intangible asset amortization is calculated using the straight-line method over the estimated useful life of the associated intangible asset from the date of acquisition.

See Notes 4 and 5 for additional information about solar energy facilities and related intangible assets.

Construction in Progress

Construction in progress is stated at cost and consists primarily of costs incurred in connection with the development and construction of solar energy facilities. These costs include, but are not limited to, permits, materials, labor, overhead, insurance, legal fees, consulting fees, development rights, interconnection fees and interest incurred on construction financing prior to the placed-in-service date of the related solar energy facility.

Self-Developed Assets

The Company acquires certain solar energy facilities at various stages of completion. As the assets achieve mechanical completion, the Company sells the assets or the related project company ownership interests to affiliated entities for the purpose of entering into joint-ventures with tax-equity partners. In such circumstances the Company does not recognize any gain on the sale of the solar energy facilities or project entity ownership interests transferred under common control in accordance with the guidance contained in ASC 805.

Impairment

Management reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other long-lived assets. Such assets may include amounts capitalized associated with tangible property, intangible assets, as well as right of use assets associated with its leasing activities. The cash flow estimates used both for estimating fair value and the undiscounted cash flow analysis are inherently judgmental and reflect current and projected trends in electricity rates, electricity production, solar renewable energy certificate (SREC) prices, operating expenses and estimated holding periods for the applicable assets. If an indicator of potential impairment exists, the asset is tested for impairment by comparing its carrying value to the estimated future undiscounted cash flows. To the extent an impairment loss is necessary, the excess of the carrying value of the asset over its estimated fair value is recognized as an adjustment to the cost of the asset. During the years ended December 31, 2020 and 2019, no impairment losses were recorded.

Deferred Financing Costs

The Company presents debt issuance and modification costs associated with term loans as an offset against notes payable and debt issuance and modification costs associated with revolving credit facilities within other assets in the Consolidated Balance Sheets. Deferred financing costs are amortized using the straight-line method over the life of the associated credit facility. The use of the straight-line method does not materially differ from the result produced by the effective-rate method.

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Fair Value of Financial Instruments

Fair value is defined as the amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. The use of inputs used in measuring fair value is prioritized as follows:

Level 1—Observable market inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Derivative Instruments and Hedging Activities

The Company has entered into interest rate swap agreements in order to mitigate its exposure to fluctuations in interest rates associated with its variable rate debt. Under the terms of the interest rate swaps, the Company receives London Interbank Offered Rate (LIBOR) based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of its debt hedged. The Company has elected not to designate its interest rate swap agreements as cash flow hedges. Therefore, changes in the fair value of the interest rate swaps are recorded as fair value adjustment of interest rate derivative instruments in the accompanying Consolidated Statements of Operations.

The valuations of the interest rate swaps are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The cash receipts are based on an expectation of future interest rates using a forward curve that is derived from observable market interest rate curves.

By using derivative financial instruments to mitigate exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features. Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

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The valuation analysis has incorporated credit valuation adjustments to appropriately reflect nonperformance risk in the fair value measurements. For derivatives in an asset position, management has evaluated the counterparty’s nonperformance risk based on the counterparty type of institution and historical performance. If a risk is identified, further analysis is performed using the counterparty credit rating information available. For derivatives in a liability position, management has evaluated the Company’s nonperformance risk based on operating performance, current liquid assets, and access to additional financing sources. The Company has concluded that the nonperformance risk is insignificant and no adjustment to the value was necessary for this input. If nonperformance risk was identified, the Company would adjust the fair value of the derivative contract for the effect of nonperformance risk, considering the impact of netting and any applicable credit enhancements. Therefore, all inputs used to value the derivatives fall within Level 2 of the fair value hierarchy and the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The Company offsets assets and liabilities associated with its positions in derivative instruments to the extent that the counterparty agreements permit them to be net settled. All of the Company’s interest rate swap contracts permit net settlement, which allows the Company to mitigate credit risk associated with the interest rate swaps. No such offsetting balances existed for the periods presented.

The Company has recorded the fair value of the interest rate swaps using level 2 measurements, as defined in the fair value hierarchy. See Note 9 for further information about derivative instruments and hedging activities.

Asset Retirement Obligations

The Company records all known asset retirement obligations for which the liability’s fair value can be reasonably estimated. The asset retirement obligations relate to the requirement for the land or structures on which the solar energy facilities are located to be restored to their original state at the time the asset is retired. The Company records an initial liability equal to the net present value of the asset retirement obligation at the time it is identified. For assets under construction, an asset retirement obligation is recorded when the specific costs leading to the obligation are capitalized. The present value of the asset retirement obligation is calculated by discounting the projected cost of the asset retirement using the Company’s credit-adjusted risk free rate. The Company records accretion expense and a commensurate increase in the asset retirement obligation such that the obligation will equal the expected cost at the expected asset retirement date and is recorded at its present value as of each reporting date. Any modification to the expected cost or retirement date is treated prospectively as an adjustment in the period in which the estimate changed.

To the extent that the Company is obligated to decommission a leased asset at the end of the applicable lease term, the Company includes the estimated future cost of such decommissioning as a component of lease payments and reflects such cost in the calculation of the right of use asset and lease obligations recorded on its Consolidated Balance Sheets.

Revenue Recognition

The Company generates revenues primarily by delivering electricity and, where applicable, the associated self-generated SRECs to customers under electricity sales contracts and SREC contracts. In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2014-09, Accounting Standards Codification (ASC), Revenue from Contracts with Customers (ASC

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606), which was adopted by the Company on January 1, 2019. This ASU, as amended, provides comprehensive guidance on the recognition of revenue earned from contracts with customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new disclosures. Revenues from contracts with customers are recognized when control of promised goods and services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to for those goods or services.

Electricity Sales

The Company accounts for its electricity sales contracts as executory contracts. The revenues are primarily determined by multiplying (i) the price under the electricity sales contract or market price by (ii) the amount of electricity that the Company delivers. Customers are invoiced monthly in this manner, with payments historically received within one month of the invoice date. The Company transfers control of the electricity and the customer simultaneously receives and consumes the benefits at that time. The sale of electricity over the term of the agreement represents a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. Consequently, the Company recognizes revenues over time based on an output measure, as each MWh is delivered to the customers, based on invoiced amounts.

Standalone SREC Sales

The Company generates revenue by delivering SRECs to customers on a standalone basis. One SREC is generated for each MWh of electricity produced, subject to any adjustments made by the certifying bodies in the jurisdictions which the Company operates. The Company maintains three general types of standalone SREC sales contracts: spot sales, fixed-notional forward sales, and unit-contingent forward sales contracts. For both spot sales and fixed-notional forward-sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the quantity of SRECs delivered to the counterparty; limited by the notional amount of the contract. For unit-contingent forward sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the amount of SRECs generated by the contracted assets and delivered to the counterparty. The Company invoices standalone SREC sales contract counterparties as SRECs are delivered and payments are typically due between 5 — 10 days from the date the SRECs are transferred to the counterparties. These sales are not financed by the Company. Each promise to deliver SRECs is a distinct performance obligation that is satisfied when appropriately certified and title has transferred. The revenue related to standalone SRECs is recognized at that point in time.

Bundled Electricity and SREC Sales

In certain circumstances, the Company sells both electricity and SRECs pursuant to the same contract. Revenues are determined by multiplying (i) the bundled contract price by (ii) the amount of electricity delivered. Customers are invoiced monthly in this manner, with payments received within one month of the invoice date. Although the transfer of SRECs to the customers and the recognition of the related revenue happens at a point in time subsequent to the delivery of the related electricity (due to the SREC certification process), the certification process does not have a material impact to the amount of SRECs ultimately delivered to the customer. The Company has elected the practical expedient contained in ASC 606-10-55-18 to recognize revenue in accordance with the timing and amount of the related invoices, as the right to consideration corresponds directly to the value provided to the customer. The Company views the substance of the transaction as a combined arrangement in

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which the performance obligations for both the sale of electricity and SRECs are achieved simultaneously as electricity is generated and delivered to the customer, and records the related revenues in operating revenues in the Consolidated Statements of Operations.

Lease Revenue

The Company, through acquisitions of existing contracts, is the lessor of certain solar energy facilities. The Company records revenue associated with the fixed-lease payments straight-line over the term of the lease. The adoption of ASU 2016-02, Leases (ASC 842) did not have a material impact on the recognition of lease income.

Leases

ASC 842 requires that, for leases longer than one year, a lessee recognize in the Consolidated Balance Sheets a right of use asset, representing the right to use the underlying asset for the lease term, and a lease obligation, representing the liability to make lease payments. It also requires that for finance leases, a lessee recognize interest expense on the lease obligation, separately from the amortization of the right of use asset in the Consolidated Statements of Operations, while for operating leases, such amounts should be recognized as a combined expense. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements. Right of use assets are amortized using the straight-line method over the shorter of the remaining life of the lease agreements or the life of the asset.

The Company adopted this ASU under a modified retrospective approach on January 1, 2019. Upon adoption, the Company elected the following practical expedients: to use hindsight, to not reassess land easements for the existence of leases, and to not reassess the lease classification of existing leases or whether existing contracts contain a lease. In addition, the Company has elected to exclude short-term leases from the calculation of right of use assets and lease liabilities. The Company used discount rates commensurate with the Company’s incremental borrowing rate. The Company assumes lease extensions and purchase options would be exercised unless the terms were projected to be above-market.

See Note 7 for further information about the Company’s leases.

Income Taxes

The Parent Company has elected to be treated as a taxable corporation, subjecting its earnings to U.S. federal and various state and local entity-level corporate income taxes. In addition, the Parent Company has various corporate subsidiaries that are subject to entity-level U.S. federal and various state and local corporate income taxes. The corporate subsidiaries each hold economic interests in various partnerships and consolidate the partnerships and the results of their operations for financial reporting purposes. The Parent Company is subject to annual entity-level corporate income taxes on the income allocations received from the partnerships. The Parent Company is not subject to income tax on the portion of partnership income allocated to any associated non-controlling interests.

The U.S. federal government provides or provided various incentives, such as investment tax credits, cash grants, and accelerated depreciation, for investments in renewable energy. The Company accounts for its investment tax credits using the flow-through method of accounting, under which the associated tax benefit is recorded as an income tax benefit in the period that the credit is generated.

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Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized based upon the net tax effects of the temporary differences between the financial reporting and tax bases of the Company’s assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the enacted tax rates and laws that are expected to be in effect when such differences reverse.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that it is not more likely than not that the Company would be able to realize its deferred tax assets, management records a valuation allowance against the deferred tax assets to their respective realizable value, which would reduce any associated tax benefit recorded in the current period increase the provision for income taxes.

The Company uses a two-step process for the measurement of uncertain tax positions that have been taken or are expected to be taken in a tax return. The first step is a determination of whether the tax position should be recognized in the consolidated financial statements, which recognizes tax positions only when it is more likely than not that the tax benefit of the position will be sustained upon examination. The second step determines the measurement of the tax position, which is measured at the largest amount of benefit that is expected to be more likely than not be realized upon settlement. The Company reports interest expense related to income tax matters as a component of income tax expense and income tax penalties in other expense.

Impact of COVID-19

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally and grew into a pandemic that persisted throughout 2020 and into 2021. The extent of the impact of COVID-19 on the Company’s future financial performance and distributions will depend on future developments, including the duration and continued spread of the pandemic. Management believes the Company is taking appropriate actions to identify and mitigate the ongoing impacts; however, future effects of COVID-19 is unknown and cannot be reasonably estimated at this time.

Segments

The Company makes equity investments in renewable energy platforms. The business is managed as a single portfolio in which all activities are reported as one business segment.

Recent Accounting Developments

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments which amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model. The Company adopted this ASU under a modified retrospective approach on January 1, 2020. As a result of adopting this ASU, the Company’s allowance for credit losses on financial assets reflects management’s estimate of credit losses over the remaining expected life of the asset. These expected credit losses are measured based on historical

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experience, current conditions and forecasts that affect the collectability of the reported amount. The adoption of this ASU did not have a material impact to the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848). ASU 2020-04 provides optional relief from applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform. In addition, in January 2021, the FASB issued ASU 2021-01, Reference Rate Reform—Scope, which clarified the scope of ASC 848 relating to contract modifications. To the extent the Company makes contract amendments that are within scope of this guidance, the Company expects to apply the relief contemplated. However, the impact will depend on the specific facts and circumstances of any future amendments and, therefore, it is not possible at this time to estimate the impact.

In January 2021, the FASB issued ASU 2021-01, an additional Accounting Standards Update related to Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848). ASU 2021-01 clarifies that contract modifications that change the interest rate used for margining, discounting, or contract price alignment can be treated retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may also elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. To the extent the Company makes contract amendments that are within scope of this guidance, the Company expects to apply the relief contemplated. However, the impact will depend on the specific facts and circumstances of any future amendments and, therefore, it is not possible at this time to estimate the impact.

In July 2021, the FASB issued ASU 2021-05, Lessors—Certain Leases with Variable Lease Payments (ASC 842). ASU 2021-05 amends the accounting for lessors with lease contracts that both (1) have variable lease payments that do not depend on a reference index or a rate and (2) would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. If these criteria apply, lessors should instead classify and account for such leases as operating leases which will generally avoid the upfront recognition of a loss. We have elected to early adopt the amendments as of January 1, 2021 retrospectively to leases that commenced or were modified on or after the adoption of Update 2016-02. The adoption of this ASU did not have a material impact to the Company’s consolidated financial statements.

3. ACQUISITIONS:

The Company’s acquisitions have been reviewed pursuant to the guidance contained in ASC 805 and the Company has determined that such purchases meet the definition of asset acquisitions.

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The Company made the following acquisitions during the years ended December 31:

	2020
	Acquisition Date	Purchase Price	Size (MWdc)
Kenyon—Tranche 2	March 2	$1,557	12.0
Park—Tranche 7	March 3	7,200	3.6
East Light	May 4	2,036	pre-operations
American Kings	June 30	187,941	172.2
Toms River	July 7	10,400	pre-operations
Puckett Solar	August 12	3,964	pre-operations
High Desert Solar	August 17	33,574	pre-operations
Janis Solar	September 4	4,389	pre-operations
Branscomb	November 13	4,674	pre-operations
Darby	November 13	3,259	pre-operations
Pattersonville	November 13	3,511	pre-operations
Kirkland I	November 14	44	pre-operations
Lysander	November 14	220	pre-operations
Oswego	December 4	799	pre-operations
Scriba	December 4	1,654	pre-operations
Grissom	December 11	3,319	pre-operations
Regan	December 11	3,356	pre-operations

Total		$271,897	187.8

	2019
	Acquisition Date	Purchase Price	Size (MWdc)
Park—Tranche 5	March 4	$16,130	11.2
Broadway—China Lake	March 29	7,618	13.8
Broadway—PNC	April 30	9,893	27.9
Broadway—Wells Fargo	May 3	22,930	56.6
Mulberry	May 9	55,879	134.5
Park—Tranche 6	May 24	8,162	5.5
Great Jones 2	May 30	2,050	1.2
Broadway—Regions	June 25	22,304	74.8
Broadway—Suntrust	June 26	18,749	60.7
Charles	July 31	71,998	80.7
Bond 2	August 6	22,230	23.5
Spruce	August 6	6,490	15.0
Charles—Red Hills	September 16	25,017	104.7
Great Jones 3	September 30	13,930	4.5
Kenmare	December 30	3,098	14.1
Chambers	December 31	119,356	168.8

Total		$425,834	797.5

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PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company assumed the following assets and liabilities through acquisitions, during the years ended December 31:

	2020	2019
Solar energy facilities, net	$287,714	$886,514
Intangible assets, net	2,395	421,616

Total investment in solar asset	290,109	1,308,130

Accounts receivable	129	25,117
Right of use assets, net	2,648	67,586
Other assets	616	12,934
Accrued expenses and other current liabilities	(79)	(7,675)
Acquired financing obligations	(18,444)	(516,727)
Lease obligations	(2,634)	(67,582)
Notes payable, net	—	(380,734)
Asset retirement obligations	(448)	(24,133)
Interest rate derivative instrument liabilities	—	(1,635)

Total investment	271,897	415,281
Non-controlling interests	—	(42,610)
Purchase obligations	—	(5,799)

Purchase price, net of cash acquired	$271,897	$366,872

4. SOLAR ENERGY FACILITIES, NET:

Solar energy facilities consist of the following as of December 31, 2020 and 2019, respectively:

	2020	2019
Solar energy facilities	$1,783,408	$1,397,791
Construction in progress	204,558	80,941
Land	34,790	18,022
Accumulated depreciation	(76,597)	(26,643)

Solar energy facilities, net	$1,946,159	$1,470,111

Depreciation during the years ended December 31, 2020 and 2019, was $49,954 and $23,125, respectively. These amounts are recorded in depreciation, amortization and accretion in the Consolidated Statements of Operations.

During the years ended December 31, 2020 and 2019, the Company capitalized interest of $8,766 and $1,344, respectively. These amounts are included in Solar energy facilities, net on the Consolidated Balance Sheets.

5. INTANGIBLE ASSETS, NET:

The Company’s intangible assets, which consists of the above or below market value associated with acquired contracts, have remaining durations that range from less than a year to approximately 25 years. Intangible contract amortization expense during the years ended December 31, 2020 and 2019, was $51,297 and $33,885, respectively. These amounts are recorded in Operating revenues, net in the Consolidated Statements of Operations.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Intangible assets consist of the following as of December 31, 2020 and 2019, respectively:

	2020	2019
Intangible assets	$761,200	$759,429
Accumulated amortization	(90,886)	(39,589)

Intangible assets, net	$670,314	$719,840

Estimated future contract amortization of intangible assets as of December 31, 2020, is as follows:

Year Ending December 31,	Amount
2021	$45,703
2022	45,205
2023	44,828
2024	44,831
2025	44,781
Thereafter	444,966

Total	$670,314

6. ACQUIRED FINANCING OBLIGATIONS AND NOTES PAYABLE, NET:

The Company’s debt consists of the following for periods presented below:

Instrument	Maturity	Interest Rate	2020	2019
Non-Project Level
Subscription Facility	2022	LIBOR(1) + 1.85%	$264,616	$376,200
Senior secured notes	2044	3.77%	472,777	—

Subtotal non-project level notes payable			737,393	376,200

Project-level
State Term Loans*	2021 to 2038	Fixed 4.40% to 6.10%	153,398	161,538
		Floating LIBOR(2) (3) + 2.50% to 2.85%(4)	100,002	110,135
Mulberry Term Loan	2033	LIBOR(1) + 2.25%	—	94,703
Charles Term Loans	2023 to 2036	Fixed 4.00% to 5.60%	55,208	170,440
Floating LIBOR(1) + 2.00%			3,272	4,536
Chambers Term Loans*	2028 to 2030	LIBOR(1) + 1.88% to 2.50%	85,286	93,041

Subtotal project-level notes payable			397,166	634,393

Total notes payable			$1,134,559	$1,010,593
Unamortized debt premium, net			7,032	8,077
Deferred financing costs, net			(8,555)	—

Notes payable, net			$1,133,036	$1,018,670

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

*	Amounts are associated with variable-interest entities for which the Company is the primary beneficiary.
(1)	The 30-day LIBOR rate was 0.14% and 1.75% as of December 31, 2020 and 2019, respectively.
(2)	The 90-day LIBOR rate was 0.24% and 1.91% as of December 31, 2020 and 2019, respectively.
(3)	The 6-month LIBOR rate was 0.26% and 1.90% as of December 31, 2020 and 2019, respectively.
(4)	The Floating Rate Term Loan has an interest rate floor of 4% as of December 31, 2020 and 2019, respectively.

Future minimum annual principal payments associated with the Company’s debt for each of the next five years and thereafter are as follows:

Year Ending December 31,	Amount
2021	$57,363
2022	320,416
2023	51,461
2024	49,483
2025	49,199
Thereafter	606,637

Total	$1,134,559

For the years ended December 31, 2020 and 2019, the estimated fair values for the non-project and project-level notes were $1,180,364 and $1,023,628, respectively. The impact to both years was primarily driven by the interest rates of the underlying instruments. For the letters of credit, the estimated fair value approximates the carrying amount due primarily to the short-term nature of the instruments.

Subscription Facility

On February 22, 2018, the Company entered into a revolving credit agreement with HSBC Bank USA (the Revolving Credit Agreement). Proceeds from the credit facility (the Subscription Facility) are used to finance the Company’s operating and investing activities. The Subscription Facility is collateralized by unfunded investor capital commitments; as of December 31, 2020, the Company’s total unfunded capital investor commitments were approximately $845,000. As of December 31, 2020, the size of the Subscription Facility is $500,000. The Subscription Facility is funded by PNC Bank, N.A., BankUnited, N.A., Societe Generale, and MUFG Union Bank, N.A. The Company incurs a commitment fee at an annual rate of 0.25% based on the unused portion of the Subscription Facility. The Company also utilizes portions of the Subscription Facility as lines of credit to satisfy various obligations. As of December 31, 2020, the unused portion of the Subscription Facility was $162,136. Upon maturity, the Company intends to retire the Subscription Facility using alternative funding sources including but not limited to investor contributions and issuances of long-dated debt. Under the terms of the Revolving Credit Agreement, the Company is subject to various covenants; as of December 31, 2020, the Company was in compliance with the covenants.

Senior Secured Notes

On January 30, 2020, the Company entered into a note purchase agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent (the Note

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Purchase Agreement). Pursuant to the Note Purchase Agreement, the Company issued notes (the Senior Secured Notes) with an approximate aggregate principal amount of $500,000. The Company incurs a commitment fee at an annual rate of 0.40% based on the unused portion of the senior secured notes. The proceeds from the Senior Secured Notes are used to retire various Company debt, and finance the Company’s operating and investing activities. The Senior Secured Notes are collateralized by the Company’s equity interests in GSRP Portfolio I LLC, an entity which maintains ownership interests in 378 solar energy facilities with a total nameplate capacity of approximately 604 megawatts; the collateral is included in the amounts presented in solar energy facilities, net on the Consolidated Balance Sheets. Under the terms of the Note Purchase Agreement, the Company is subject to various covenants; as of December 31, 2020, the Company was in compliance with the covenants.

Bridge Loan

On December 24, 2020, the Company entered into a credit agreement with Natixis (the Bridge Loan Agreement). Proceeds from the credit facility (the Bridge Loan) will be used to partially finance the development of the Slate Project. The size of the Bridge Loan is $150,000, and is to be repaid upon the contribution of tax-equity capital associated with the project. The Bridge Loan is uncollateralized. The Company incurs a commitment fee at an annual rate of 0.50% based on the unused portion of the Bridge Loan. Under the terms of the Bridge Loan Agreement, the Company is subject to various covenants. As of December 31, 2020, the Company had not made any borrowings under the Bridge Loan. Under the terms of the Bridge Loan Agreement, the Company is subject to various covenants; as of December 31, 2020, the Company was in compliance with the covenants.

Letters of Credit

The Company has entered into various letters of credit agreements, with an aggregate amount of approximately $173,647. The Company incurs commitment fees at annual rates of 1.25%—3.125% based on the unused portions of the letters of credit. As of December 31, 2020, there are no amounts outstanding associated with the letters of credit.

Project Notes Payable

The Company has acquired various long-term debt in conjunction with the acquisition of certain operating subsidiaries (the Project-Level Notes). The Project-Level Notes are held by project-companies or their parent companies, and are collateralized by the solar energy facilities held by the relevant company, in addition to cash held in debt service accounts and standby letters of credit. As of December 31, 2020 and 2019, the Company had a revolving commitment of approximately $42,593 and $58,262, respectively, with no outstanding balance for either year. Project level entities incur a commitment fee at an annual rate ranging between 0.50%—0.75% based on the unused portion of the revolving commitment. Under the terms of the Project-Level Notes, the Company is subject to various covenants; as of December 31, 2020, the Company was in compliance with the covenants.

Debt Premium/Discount

Upon the acquisition of debt instruments, the Company records debt premium or discount based on the difference between the fair value and carrying value of the debt instrument on the date of

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

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acquisition. The Company amortizes the debt premium or discount on a straight-line basis over the life of the related debt instrument; the amounts are recorded in interest expense in the consolidated statements of operations.

	2020	2019
Beginning balance	$8,077	$3,393
Premium paid	—	5,086
Amortization of premium	(934)	(402)
Write-offs	(111)	—

Premium remaining	$7,032	$8,077

Deferred Financing Costs

Deferred financing costs incurred in connection with the issuance of the Company’s debt instruments are recorded in other assets or as an offset to notes payable on the consolidated balance sheets. Such costs are amortized using either the effective interest rate method or the straight-line method over the remaining life of the associated debt instruments. During the years ended December 31, 2020 and 2019, the Company recorded $704 and $1,455 of deferred financing fee amortization, respectively. The amounts are recorded in interest expense in the consolidated statements of operations.

	2020	2019
Beginning balance	$7,487	$1,812
Additions	2,222	7,315
Amortization	(704)	(1,455)
Write-offs	—	(185)

Deferred financing costs, net	$9,005	$7,487

Interest Expense

The Company’s commitment fees incurred and interest expense for debt consisted of the following:

	2020	2019
Interest and commitment fees incurred	$49,968	$34,951
Amortization of financing costs	704	1,455
Amortization of debt discount/premium	(934)	(402)

Interest incurred	$49,738	$36,004

Acquired Financing Obligations

The Company has acquired entities which, prior to acquisition, have entered into solar energy facility sale-leaseback arrangements with various financial institutions. Upon acquisition, the Company retains the classification of the sale-leaseback determined by the seller. Certain of these transactions were classified as failed sale-leasebacks by the seller under the accounting guidance applicable at the

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time (amounts associated with true sale-leasebacks are included in the amounts presented in Note 7); in such circumstances, the seller recorded a financing obligation equal to the sales proceeds. The Company revalues the acquired financing obligations as of the date of acquisition based on fair values. Lease payments are allocated between principal and interest using the Company-specific incremental borrowing rate or an imputed rate in circumstances when the Company expects to exercise a purchase option under the lease. Additionally, the Company’s solar energy facility leases generally convey options for the Company to purchase the underlying property at various periods in time at a fixed-price or the then current fair-market value of the asset.

During the years ended December 31, 2020 and 2019, the Company’s associated activity was:

	2020	2019
Beginning balance	$505,060	$—
Additions	18,444	516,727
Other adjustments	490	—
Buy-out	(14,254)	—
Lease payments	(43,153)	(27,380)
Interest expense	28,064	15,713

Financing obligations	$494,651	$505,060

Future minimum annual principal payments associated with the acquired financing obligations for each of the next five years and thereafter are as follows:

Year Ending December 31,	Amount
2021	$47,749
2022	77,035
2023	48,270
2024	40,608
2025	36,246
Thereafter	530,515

Unrealized interest	(285,772)

Total	$494,651

7. LEASE OBLIGATIONS:

The Company leases the sites upon which the solar energy facilities are located, as well as certain of the solar energy facilities. The Company’s leases have remaining terms that range from less than a year to approximately 39 years, including extension options management expects to exercise. Additionally, the Company’s solar energy facility leases generally convey options for the Company to purchase the underlying property at various periods in time at a fixed-price or the then current fair-market value of the asset.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

During the years ended December 31, 2020 and 2019, the total costs associated with the Company’s leasing activities are as follows:

	2020	2019
Finance lease cost:
Amortization of right of use assets	$7,509	$4,813
Interest on lease obligations	3,778	2,211
Operating lease cost	4,041	3,776
Variable lease cost	164	74
Other adjustments	211	(144)

Total lease cost	$15,703	$10,730

Commitments

Future minimum rent payments under non-cancelable lease obligations with initial terms in excess of one year in effect as of December 31, 2020, are as follows:

Year Ending December 31,	Finance Lease	Operating Lease
2021	$9,492	$3,856
2022	9,878	3,886
2023	10,088	3,952
2024	10,080	3,986
2025	10,229	4,020
Thereafter	144,923	45,428

Total	194,690	65,128
Unrealized interest	(61,301)	(20,482)

Lease obligations	$133,389	$44,646

The Company has also entered into certain lease agreements, under which payments are made based on the variable production of certain solar energy systems. The payments from such arrangements are not included in the table above as they are a function of the power that will be generated by the related solar energy facilities in the future.

The Company identified various site leases which were being paid by offtakers to which the Company was leasing solar energy facilities. Since these lease payments are obligations of the Company, the Company has incorporated the effect of such site lease agreements into its calculation of the Company’s right of use assets and lease obligations. The Company has included the amount as other adjustments in the tables below.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of December 31, the Company’s right of use assets are summarized as follows:

	2020	2019
Operating leases
Beginning balance	$45,648	$—
Additions	639	47,525
Other adjustments	28	—
Buy-out	(23)	—
Amortization	(2,069)	(1,877)

Ending balance	$44,223	$45,648

	2020	2019
Finance leases
Beginning balance	$92,034	$—
Additions	45,802	96,847
Buy-out	(1,202)	—
Amortization	(7,509)	(4,813)

Ending balance	$129,125	$92,034

As of December 31, the Company’s lease obligations are summarized as follows:

	2020	2019
Operating leases
Beginning balance	$45,780	$—
Additions	721	47,192
Buy-out	(23)	—
Interest accretion	1,972	1,899
Lease payments	(3,804)	(3,311)

Ending balance	$44,646	$45,780

	2020	2019
Finance leases
Beginning balance	$93,631	$—
Additions	45,747	96,734
Other adjustments	3	—
Buy-out	(1,289)	—
Interest accretion	3,778	2,211
Lease payments	(8,481)	(5,314)

Ending balance	$133,389	$93,631

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of December 31, the weighted-average remaining term and the weighted-average discount rate associated with the Company’s leases are as follows:

	2020	2019
Weighted-average remaining lease term—finance leases	20.85 years	15.62 years
Weighted-average remaining lease term—operating leases	17.31 years	17.14 years
Weighted-average discount rate—finance leases	3.45%	3.67%
Weighted-average discount rate—operating leases	4.32%	4.30%

8. ASSET RETIREMENT OBLIGATIONS:

During the years ended December 31, 2020 and 2019, the Company recorded $1,361 and $879 of accretion expense associated with its asset retirement obligations, respectively. These amounts are recorded in depreciation, amortization and accretion in the Consolidated Statements of Operations.

	2020	2019
Beginning balance	$33,834	$8,988
Additions	2,611	23,967
Other adjustments	446	—
Accretion expense	1,361	879

Asset retirement obligations	$38,252	$33,834

9. INTEREST RATE DERIVATIVE INSTRUMENTS:

The fair value of the Company’s interest rate derivative instruments and the effects of these derivative instruments are represented in the Interest expense line in the Consolidated Statements of Operations and were as follows:

			Fair Value as of December 31,
Instrument	Notional Amount	Fixed Rate	2020	2019
Interest rate derivative instruments	$198,394	1.72%—3.22%	$(15,001)	$(5,986)

	Fair Value Adjustment Recognized in Net Income (Loss) for the Years Ended December 31,
Instrument	2020	2019
Interest rate derivative instruments	$(9,844)	$(7,597)

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. REDEEMABLE NON-CONTROLLING INTERESTS:

The following table is a reconciliation of changes in redeemable equity securities of subsidiaries at December 31:

	2020	2019
Beginning balance	$41,209	$—
Acquisition of subsidiary net asset	—	30,110
Distributions to holders of redeemable non-controlling interests	(3,866)	(1,518)
Net income attributable to redeemable non-controlling interests	29,239	12,617

Redeemable non-controlling interests	$66,582	$41,209

No additional adjustment was required to the balances classified in temporary equity because the carrying amount exceeded the fair value.

The terms of the tax-equity partnerships’ operating agreements contain allocations of income (loss) and cash distributions that vary over time and adjust the amount of the interest. The operating agreements specify an agreed upon date (referred to as the flip date) based on the passage of time whereby the Company will adjust the carrying amount to the full redemption amount. The Company believes it is probable that options will be exercised at the time of the partnership flip date.

The flip dates were as follows as of December 31:

Tax equity partnership	Tax equity flip date
GRE Fund I Holdco	July 20, 2021
GRE Fund II Holdco	April 1, 2023
GRE Fund III Holdco	January 1, 2025
GRE Fund IV Holdco	April 1, 2025
CF Roseville Holdco	January 1, 2024
Mitchell Holdings	August 21, 2021
Redeemable non-controlling interests

11. OPERATING REVENUES, NET:

Operating revenues from contracts with customers and other revenue for the years ended December 31, 2020 and 2019 were as follows:

	2020	2019
Electricity sales, net	$137,399	$75,764
Solar renewable energy certificate sales, net	73,745	55,409
Lease and other revenues	10,243	9,663

Total operating revenues, net	$221,387	$140,836

The amount of revenue the Company earns under its electricity sales contracts is variable, since it is dependent on the amount of electricity generated at each of the related project sites. Accordingly, for its electricity sales contracts (including those which also convey SRECs to the customer), the Company does not determine the total transaction price at inception, allocate the transaction price to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

performance obligations, or disclose the value of the remaining performance obligations. Lease revenues are included within total operating revenues, net, but do not represent revenues from contracts with customers as defined by GAAP, pursuant to Topic 606

As of December 31, 2020, revenue expected to be recognized from remaining performance obligations associated with standalone SREC sales contracts is as follows:

Year Ending December 31,	Amount
2021	$13,462
2022	45,247
2023	45,528
2024	26,390
2025	10,475
Thereafter	—

Total	$141,102

Future operations could be affected by changes in the creditworthiness of significant offtakers, by changes in economic or other conditions in geographic areas served, or by changes in the demand for renewable energy.

12. INCOME TAXES:

For financial reporting purposes, net income (loss) before income taxes for the United States was ($15,854) and $1,090 for the years ended December 31, 2020 and 2019, respectively.

The components of the provision for income tax expense (benefit) are as follows:

	2020	2019
Current tax expense (benefit)
Federal	$692	$131
State	809	24

Total current tax expense (benefit)	1,501	155

Deferred and other tax expense (benefit)
Federal	5,344	2,000
State	(2,364)	3,194

Total deferred and other tax expense (benefit)	2,980	5,194
Total income tax expense (benefit)	$4,481	$5,349

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The table below shows significant items resulting in effective rate difference from the federal statutory rate of 21.0%:

	2020		2019
	Amount	Effective Rate	Amount	Effective Rate
Tax rate reconciliation:
Income tax expense (benefit) at federal statutory rate	$(3,329)	21.0%	$229	21.0%
State income taxes	697	(5.6)	(57)	(8.4)
Effect of rate change	(1,793)	11.3	1,867	171.3
Non-controlling interest	8,850	(55.8)	(3,322)	(304.8)
Dividends received deduction	(862)	5.4	—	—
Investment tax credit	(471)	3.0	(631)	57.9
Changes in valuation allowance	2,127	(9.5)	5,131	453.4
Other	(738)	1.9	2,132	100.3

Total income tax expense	$4,481	(28.3%)	$5,349	490.7%

Net deferred taxes were composed of the following at December 31:

	2020	2019
Net operating loss and interest carryforward	$90,018	$62,168
Investment tax credits	5,335	4,873
Other	3,064	3,245
Subtotal	98,417	70,286

Valuation allowance	(13,797)	(12,285)

Total deferred taxes	$84,620	$58,001
Outside basis difference	$(121,280)	$(91,681)
Total deferred tax liabilities	(121,280)	(91,681)

Deferred tax liabilities, net	$(36,660)	$(33,680)

As of December 31, 2020, the Company had approximately $23,354 of state net operating loss deferred tax assets. The U.S. federal net operating loss carryforward has no expiration date with the exception of $5,661 expiring between 2035 and 2037. The Company had approximately $973,049 of gross state net operating loss carryforwards as of December 31, 2020, of which $411,128 are expected to expire between 2030 and 2044. The remaining gross state net operating loss carryforwards of $561,921 have an indefinite life. The U.S. federal investment tax credit carryforward of $5,335 expires between 2038 and 2040. The Company recorded a valuation allowance against the deferred tax assets relating to the U.S. federal net operating loss carryforwards and state net operating loss carryforwards which the Company concluded that it is not more likely than not to be realized. This conclusion was based on a scheduling exercise to assess the time periods where deferred tax assets could be realized, along with judgment about the Company’s future ability to generate sufficient income to realize those deferred tax assets.

We intend to continue maintaining this valuation allowance on our deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. However, given our current earnings and anticipated future earnings, we believe that there is a reasonable possibility that within the next 12 months, sufficient positive evidence may become available to allow us to reach

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a conclusion that a significant portion of the valuation allowance will no longer be needed. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change on the basis of the level of profitability that we are able to actually achieve.

Pursuant to Section 48 of the Internal Revenue Code, the owner that commences operations of qualified solar energy property is eligible to receive investment tax credits (the Investment Tax Credits) in an amount calculated with reference to the eligible costs of the qualified solar energy property. The Investment Tax Credits are generally available for use on the date the qualified solar energy property is placed-in-service and have a five-year recapture period. During the recapture period, the Company must comply with certain requirements in order to retain the Investment Tax Credits. Failure to meet such requirements may result in recapture of the Investment Tax Credits. The Company accounts for its Investment Tax Credits as a reduction of income tax expense in the year in which the credits arise. Where the Company forms joint-ventures to develop solar energy facilities, the Company receives minimal allocations of Investment Tax Credits as the majority of such credits are allocated to the joint-venture partners. During the years ended December 31, 2020 and 2019, the Company generated $462 and $672 of Investment Tax Credits, respectively.

At December 31, 2020 and 2019, the Company has no uncertain tax positions that would require the accrual of an unrecognized tax benefit. No interest or penalties related to uncertain taxes have been recognized on the accompanying consolidated statements of operations. Management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2020.

The Parent Company and its corporate subsidiaries submit U.S. federal, state, and local income tax filings. In the normal course of business, the Company may be audited by U.S. federal, state, and local taxing authorities. As of December 31, 2020, the Company is not undergoing any tax examinations nor has the Company agreed to extend the statute of limitations beyond the prescribed expiration date. As of December 31, 2020, tax years from 2017 to 2020 are subject to examination by the tax authorities.

13. VARIABLE INTEREST ENTITIES:

The Company consolidates VIEs in which it holds a variable interest and is the primary beneficiary. The Company has determined certain subsidiaries are VIEs and as the managing member of the respective partnerships, it is the primary beneficiary by reference to the power and benefits criterion under ASC 810 Consolidation. The Company considered responsibilities within the contractual agreements, which grant it the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Such activities include management of the solar energy facilities’ operations and maintenance, budgeting, and establishing policies and procedures. In addition, the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs on the basis of income allocations and cash distributions. Financing of the VIEs is further described in Note 6. Lenders of partnerships determined to be VIEs generally do not have recourse to the Company. Investors of partnerships determined to be VIEs generally do not have recourse to the Company as a whole, but the Company does provide certain guarantees related to investment tax credit generation and letters of credit on behalf of the VIEs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents a summary of the consolidated VIEs in which the Company holds variable interests in structures other than wholly owned entities.

	As of December 31,
	2020	2019
Total consolidated VIEs
Current assets
Cash and cash equivalents	$9,820	$6,521
Restricted cash	23,697	29,855
Accounts receivable, net	11,938	12,737
Solar energy facilities, net	915,039	580,491

Other assets
Right of use assets, net—operating	39,135	14,227
Right of use assets, net—finance	1,982	26,240
Intangible assets, net	314,067	339,576
Other non-current assets	3,230	1,679

Total assets	$1,318,908	$1,011,326

Current liabilities
Accounts payable and other accrued liabilities	$16,108	$3,771
Accounts payable—related parties, net	2,323	595
Accrued interest payable	1,326	2,324
Lease obligations – operating, current portion	1,292	1,114
Lease obligations – finance, current portion	1,621	651
Acquired financing obligations and notes payable, current portion	28,926	38,081

Other liabilities
Accrued expenses and other non-current liabilities	—	13
Lease obligations—operating	12,967	13,303
Lease obligations—finance	26,646	26,183
Acquired financing obligations and notes payable, net of current portion	375,270	491,482
Asset retirement obligations	21,561	19,760
Interest rate derivative instrument liabilities	15,001	5,987
Deferred tax liabilities, net	29,438	28,853

Total	$532,479	$632,117

On the previous table, assets and liabilities are presented net of intercompany eliminations. Substantially all VIE assets can only be used to settle obligations of the VIE.

The Company’s exposure to loss in the consolidated VIEs is limited to losses that would be absorbed on the VIE’s net asset recognized in its financial statements, net of amounts absorbed by third-party variable interest holders.

14. RELATED PARTY TRANSACTIONS:

Management Fee

In accordance with the LLC Agreement and the Management Services Agreement, dated February 9, 2018, GSAM receives a management fee from the Company as compensation for its

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

services (the Management Fee). The Management Fee is determined as of the last day of the applicable calendar quarter and is paid quarterly in arrears.

The Management Fee is equal to 0.125% of the average of the Management Fee Base (as herein after defined) with respect to such calendar quarter and the Management Fee Base at the end of the prior calendar quarter. The Management Fee Base for any calendar quarter is equal to the amount of capital contributed to the Parent Company as of the end of such calendar quarter, plus the total indebtedness of the Company, less a proportionate share of any indebtedness attributable to non-tax equity joint-venture partners.

During the years ended December 31, 2020 and 2019, GSAM earned management fees of $7,525 and $4,718, respectively. As of December 31, 2020 and 2019, management fees payable to GSAM were $3,864 and $5,878, respectively. These amounts have been included in accounts payable—related parties, net on the accompanying Consolidated Balance Sheets.

Administration Fee

In accordance with the LLC Agreement and the Management Services Agreement, dated February 9, 2018, GSAM receives an administration fee from the Company as compensation for its services (the Administration Fee). The Administration Fee is equal to the product of the Company’s share (as defined in the LLC Agreement) of the nameplate capacity of the solar energy facilities owned by the Company (the Facilities) and the applicable per kW rate. From February 9, 2018, (the first date on which the Company accepted capital commitments) until the day preceding the first anniversary of such date, the applicable per kW rate is $10; thereafter, until the day preceding the second anniversary of such date, the applicable per kW rate is $9; thereafter, the applicable per kW rate is $8. The Administration Fee is prorated for any partial calendar quarter and for any intra-quarter changes to the aggregate nameplate capacity of the Facilities.

The Administration Fee for any calendar quarter is subject to a cap of 0.125% of the average of the Management Fee Base at the end of such quarter and the Management Fee Base at the end of the prior calendar quarter (the Administration Fee Cap), less such fees paid to third-party service providers by or associated with the Facilities (excluding from such fees, the proportion attributable to non-tax equity joint-venture partners). To the extent the Administration Fee and/or the Administration Fee Cap is reduced below zero for a particular calendar quarter, GSAM will pay to the Company the amount by which the Administration Fee and/or Administration Fee Cap is below zero.

During the years ended December 31, 2020 and 2019, GSAM earned administration fees of $5,648 and $2,371, respectively. As of December 31, 2020 and 2019, administration fees payable to GSAM were $2,723 and $810, respectively. These amounts have been included in accounts payable—related parties, net on the accompanying Consolidated Balance Sheets.

Acquisition Costs

Affiliates of GS&Co regularly incur costs on behalf of the Company, in conjunction with acquisition due diligence and other developmental activities. The Company reimburses the affiliates for such costs as funds are available. As of December 31, 2020 and 2019, the Company owed affiliates of GS&Co approximately $6,603 and $7,413, respectively. These amounts have been included in accounts payable—related parties, net on the accompanying Consolidated Balance Sheets.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Special Interest Member Incentive Allocation

In accordance with the Operating Company LLC agreement, the Special Interest Member is entitled to an incentive payment that equates to a percentage of Core Operating Profit. Core Operating Profit is equal to operating income, plus the Company’s share of other revenue, less tax and interest expense, economic depreciation (as defined in the Operating Company LLC agreement), the Administration Fee, the Management Fee, and subject to various other adjustments as described in the Operating Company LLC agreement. The payment is subject to the achievement of certain hurdles. Until twelve calendar quarters have lapsed from the initial investor contribution funding date, these hurdles are calculated by reference to the period beginning April 2, 2018, and ending as of December 31, 2020. As the incentive payments are earned, the Company allocates the amount earned to the Special Interest Member and any associated payments are recorded as distributions in non-controlling interests. To the extent the Special Interest Member earns an incentive allocation and the related amounts have been paid to the Special Interest Member, it will not be required to return that amount to the Company even if the Core Operating Profit in future periods is insufficient to have achieved the aggregate hurdle in such future periods. During the years ended December 31, 2020 and 2019, the Special Interest Member earned incentive allocations of $6,081 and $5,565, respectively. As of December 31, 2020, and 2019, unpaid incentive allocations earned by the Special Interest Member were $5,659 and $5,565, respectively.

GS&Co Employees

Certain GS&Co employees have ownership interest in the Company. As of December 31, 2020 and 2019, total contributions and distributions were $6,042 and ($822), and $4,551 and ($501), respectively.

15. COMMITMENTS AND CONTINGENCIES:

Litigation

The Company may become involved in various legal proceedings and disputes in the ordinary course of business. The Company maintains insurance to mitigate any risk of future loss. Such matters are subject to many uncertainties and outcomes, the financial impacts of which are not predictable with assurance and that may not be known for extended periods of time. The Company records a liability in its consolidated financial statements for costs related to claims, settlements, and judgments where management has assessed that a loss is probable, and an amount can be reasonably estimated. The Company is not aware of any legal proceedings or disputes that will have a material impact on the consolidated financial statements.

Insurance

The Company maintains property insurance coverage for catastrophic losses such as hurricanes, earthquakes or floods. For such catastrophic losses, the Company may have higher deductibles or increased self-insurance risk if certain criteria are met, ultimately increasing the potential risk of loss.

Forward Contracts

The Company has entered into various forward contracts for the delivery of SRECs. Its ability to deliver such SRECs in the future could be affected by interruptions in the productivity of certain solar energy facilities or changes to legislation associated with SRECs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Guarantees

The Company has provided guarantees associated with the production of certain solar energy facilities, associated with various offtakers. To the extent that the associated solar energy facilities become temporarily or permanently nonoperational, the Company will be liable to compensate the offtaker for the difference between the actual production and the guaranteed production amount. Generation insurance may not fully cover the liability or the consequences of any business interruptions such as natural catastrophes or equipment failures. The occurrence of a significant adverse event not adequately covered by insurance could have a material adverse effect on our business, results or operations, financial condition, and prospects.

The Company has entered into or acquired various contracts which indemnify tax-equity partners in joint-ventures for any reduction in the amount of tax credits or tax allocations that they expect to receive. Should the Company not be able to meet such expectations, it will be liable to compensate the tax-equity investors in an amount equal to the value of the benefit that was not conveyed.

16. SUBSEQUENT EVENTS:

The Company originally evaluated subsequent events through April 23, 2021, the date the financial statements were originally available to be issued.

On January 4, 2021, the Company acquired a controlling interest in the Slate Project from Recurrent Energy Development Holdings, LLC (Recurrent) in exchange for a payment of $9,500 and the forgiveness of $83,918 of the Developer note receivable owed to the Company by Recurrent. Recurrent maintains a 1.20% ownership interest in the development.

Through April 23, 2021, the Company paid distributions to the Special Interest Member and Members of $4387 and $58,702, respectively.

Events Subsequent to Original Issuance of Financial Statements

In connection with this subsequent reissuance of the financial statements, the Company has evaluated subsequent events through February, 2022, the date the financial statements were available to be reissued.

On June 10, 2021, the Company entered into a construction and ITC Bridge Loans credit agreement with Natixis (the Financing Agreement). The size of the construction facility is not to exceed $218,710, and ITC Bridge Loans facility is not to exceed $235,000. The Company incurs a commitment fee at an annual rate of 0.31% based on the unused portion of the Project Credit Facility. As of January 7, 2022, the unused portions of the construction and ITC Bridge loans was $0 and $73,709, respectively.

Under the Financing Agreement, the Company issued a total of $49,121 letters of credit that are required under the PPA terms, interconnection and decommissioning agreements. Per terms of the Financing Agreement, issued letters of credit should not exceed $63,150, and the Company incurs a commitment fee at an annual rate of 0.31% based on the unused portion.

On October 1, 2021, the Company entered into a Note Purchase Agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent. The Note Purchase Agreement issued approximately $597,500 aggregate principal amount of 3.10% senior

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

secured notes maturing June 29, 2046. The private offering purchasers consisted of a number of financial institutions. Proceeds from the debt were used to pay off portions of Subscription and Warehouse Facilities. In addition, the Company fully paid off and closed the Bridge Loan.

On October 1, 2021, the Company entered into a credit and guaranty agreement with MUFG Bank, LTD. and HSBC Bank USA, N.A (LC Issuing Banks) for letters of credit amounting to approximately $54,820 with each of the LC Issuing Banks. The letters of credit were issued to satisfy the debt service reserve requirements, project level agreements as well as provide collateral support.

From April 24, 2021 through February 4, 2022, the Company paid distributions to the Members of approximately $62,314.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Prospectus

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please see “Risk Factors” and “Cautionary Language Regarding Forward-Looking Statements.”

Through and including                     , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

New PubCo Renewable Power Inc.

Common Stock

Goldman Sachs & Co. LLC

Through and including                     , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee		*
FINRA filing fee		*
listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Our bylaws will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our bylaws will also contain indemnification rights for our directors and our officers. Specifically, our bylaws will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

Pursuant to the Merger and the Special Interest Exchange that will be completed prior to the closing of this offering, as described in further detail under “Internalization Transaction and Corporate Reorganization,” we will issue shares of common stock to the holders of then-outstanding limited liability company interests of Goldman Sachs Renewable Power LLC and to the Special Interest Member. Such issuances will not involve any underwriters, underwriting discounts or commissions or a public offering, and we believe that such issuance will be exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

*3.1	Form of Certificate of Incorporation of New PubCo Renewable Power Inc.

*3.2	Form of Bylaws of New PubCo Renewable Power Inc.

*4.1	Form of Common Stock Certificate

*4.2	Form of Registration Rights Agreement

**4.3	Note Purchase Agreement, dated as of January 30, 2020, by and among GSRP Portfolio I LLC, GSRP Portfolio I HoldCo LLC, as holdings, the guarantors and purchasers named therein, MUFG Union Bank, N.A., as first lien collateral agent and MUFG Union Bank, N.A., as notes agent.

**4.4	Note Purchase Agreement, dated as of October 1, 2021, by and among GSRP Portfolio II LLC, GSRP Portfolio II HoldCo LLC, as holdings, the guarantors and purchasers named therein and MUFG Union Bank, N.A., as first lien collateral agent, MUFG Bank, Ltd. as intercreditor agent and MUFG Union Bank, N.A., as notes agent.

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

**10.1	Revolving Credit Agreement, dated as of February 22, 2018, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the other lenders a party thereto

**10.2	First Amendment to Revolving Credit Agreement, dated as of October 30, 2018, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

**10.3	Second Amendment to Revolving Credit Agreement, dated as of November 28, 2018, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

**10.4	Third Amendment to Revolving Credit Agreement, dated as of February 15, 2019, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

**10.5	Fourth Amendment to Revolving Credit Agreement, dated as of March 28, 2019, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

**10.6	Fifth Amendment to Revolving Credit Agreement, dated as of August 14, 2020, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

**10.7	Sixth Amendment to Revolving Credit Agreement, dated as of February 17, 2021, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

**10.8	Credit Agreement, dated as of February 23, 2021, by and among GSRP Warehouse I LLC, as borrower, MUFG Bank, Ltd., as administrative agent, MUFG Union Bank, N.A. as collateral agent and the other lenders party thereto

*10.9	Form of Indemnification Agreement

*10.10	Form of Long-term Incentive Plan

*21.1	List of subsidiaries

*23.1	Consent of PricewaterhouseCoopers LLP

*23.2	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.
**	Filed herewith.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                      , 2022.

New PubCo Renewable Power Inc.

By:
Name:	Timothy J. Leach
Title:	President and Secretary

Each person whose signature appears below appoints                 and                 , and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Name	Title	Date

Timothy J. Leach	President and Secretary (Principal Executive Officer and Director)	, 2022

Jon Yoder	Director	, 2022